BANCO BBVA ARGENTINA S.A.

CONDENSED INTERIM FINANCIAL STATEMENTS FOR THE

SIX-MONTH PERIOD ENDED

JUNE 30, 2025

Banco BBVA Argentina S.A.

TABLE OF CONTENTS

Condensed interim financial statements for the six-month period ended June 30, 2025, comparatively presented.

Consolidated Condensed Statement of Financial Position

Consolidated Condensed Statement of Income

Consolidated Condensed Statement of Other Comprehensive Income

Consolidated Condensed Statement of Changes in Shareholders’ Equity

Consolidated Condensed Statement of Cash Flows

Notes

Exhibits

Separate Condensed Statement of Financial Position

Separate Condensed Statement of Income

Separate Condensed Statement of Other Comprehensive Income

Separate Condensed Statement of Changes in Shareholders’ Equity

Separate Condensed Statement of Cash Flows

Notes

Exhibits

Reporting Summary

Report on the review of consolidated condensed interim financial statements

Report on the review of separate condensed interim financial statements

Supervisory Committee’s Report

CONSOLIDATED CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF JUNE 30, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

	Notes and Exhibits	06.30.25	12.31.24

ASSETS

Cash and deposits in banks	3	3,314,123,976	3,250,198,428

Cash		822,126,869	2,050,751,805
Financial institutions and correspondents		2,480,825,697	1,199,446,623
B.C.R.A.		1,572,779,774	873,343,131
Other in the country and abroad		908,045,923	326,103,492
Other		11,171,410	-

Debt securities at fair value through profit or loss	4 and A	624,361,348	105,655,567

Derivative instruments	5	12,038,260	11,352,524
Other financial assets	7	193,782,226	291,300,628
Loans and other financing
	8	11,153,841,137	8,676,650,795
Non-financial Government sector
Other financial institutions		3,706,568	1,110,368
Non-financial Private Sector and Residents Abroad		144,850,476	67,065,049
		11,005,284,093	8,608,475,378
Other debt securities
	9 and A	2,424,560,234	2,873,488,459
Financial assets pledged as collateral
	10	355,070,311	532,861,094
Current income tax assets
	11,1	85,411	52,297,726
Investments in equity instruments
	12 and A	15,328,514	14,568,609
Investments in associates
	13	31,820,869	27,413,710
Property and equipment
	14	748,331,643	744,155,005
Intangible assets
	15	88,503,682	79,680,271
Deferred income tax assets
	11,3	34,718,958	29,177,124
Other non-financial assets
	16	264,251,067	254,879,286
Non-current assets held for sale
	17	3,635,905	4,315,714
TOTAL ASSETS		19,264,453,541	16,947,994,940

The accompanying explanatory notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF JUNE 30, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

	Notes and Exhibits	06.30.25	12.31.24

LIABILITIES

Deposits	18 and H	13,026,616,045	11,428,737,914

Non-financial Government sector		126,092,240	138,823,337
Financial Sector		9,892,636	4,980,448
Non-financial Private Sector and Residents Abroad		12,890,631,169	11,284,934,129

Liabilities at fair value through profit or loss	19	422,633	-

Derivative instruments	5	15,045,703	4,441,163

Other financial liabilities	20	1,659,224,467	1,375,796,576

Financing received from the BCRA and other financial institutions	21	367,524,234	231,264,542

Corporate bonds issued	22	432,191,797	133,395,510

Current income tax liabilities	11.2	16,971,384	15,853,451

Provisions	23 and J	61,927,979	54,208,592

Other non-financial liabilities	24	749,427,030	687,689,355

TOTAL LIABILITIES		16,329,351,272	13,931,387,103

EQUITY

Share capital	26	612,710	612,710
Non-capitalized contributions		6,744,974	6,744,974
Capital adjustments		1,040,005,619	1,040,005,619
Reserves		1,761,473,837	1,457,815,064
Other accumulated comprehensive income		(68,284,800)	56,440,170
Income for the period/year		138,503,778	406,570,564
Equity attributable to owners of the Parent		2,879,056,118	2,968,189,101
Equity attributable to non-controlling interests		56,046,151	48,418,736

TOTAL EQUITY		2,935,102,269	3,016,607,837

TOTAL LIABILITIES AND EQUITY		19,264,453,541	16,947,994,940

The accompanying explanatory notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF INCOME

FOR THE THREE AND SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2025 AND 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

	Notes and Exhibits	Quarter ended 06.30.25	Accumulated as of 06.30.25	Quarter ended 06.30.24	Accumulated as of 06.30.24

Interest income	27	1,050,574,217	2,023,849,486	1,356,991,054	3,467,164,971
Interest expense	28	(458,761,862)	(858,161,195)	(410,938,292)	(1,218,894,079)

Net interest income		591,812,355	1,165,688,291	946,052,762	2,248,270,892

Commission income	29	176,520,075	368,006,361	164,143,443	314,714,972
Commission expense	30	(82,467,437)	(168,161,715)	(82,165,095)	(149,250,984)

Net commission income		94,052,638	199,844,646	81,978,348	165,463,988

Net income from measurement of financial instruments at fair value through profit or loss	31	47,050,636	81,187,806	43,216,357	89,289,245
Net income/(loss) from write-down of assets at amortized cost and at fair value through OCI	32	(293,901)	84,667,245	19,057,509	123,074,574
Foreign exchange and gold gains	33	54,216,143	62,839,058	28,352,856	45,262,699
Other operating income	34	37,590,859	78,733,004	39,961,682	86,879,822
Impairment of financial assets	35	(144,524,338)	(246,116,899)	(57,930,328)	(102,364,330)

Net operating income		679,904,392	1,426,843,151	1,100,689,186	2,655,876,890

Personnel benefits	36	(141,785,131)	(270,259,377)	(152,882,122)	(301,338,616)
Administrative expenses	37	(147,655,894)	(302,801,474)	(163,300,353)	(334,002,650)
Asset depreciation and impairment	38	(23,586,949)	(45,615,540)	(25,010,938)	(42,004,803)
Other operating expenses	39	(170,037,303)	(313,699,382)	(136,734,172)	(312,393,024)

Operating income		196,839,115	494,467,378	622,761,601	1,666,137,797

Income from associates and joint ventures		4,034,791	4,818,719	3,471,018	(1,298,719)
Loss on net monetary position	2.1.5.	(111,015,049)	(269,656,427)	(377,573,473)	(1,320,192,852)

Income before income tax		89,858,857	229,629,670	248,659,146	344,646,226

Income tax	11.4	(30,242,435)	(83,498,465)	(91,270,591)	(130,804,354)

Net income for the period		59,616,422	146,131,205	157,388,555	213,841,872

Net income for the period attributable to:
Owners of the Bank		55,355,997	138,503,778	154,768,903	212,256,413
Non-controlling interests		4,260,425	7,627,427	2,619,652	1,585,459

The accompanying explanatory notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF INCOME

FOR THE SIX-MONTH INTERIM PERIODS JUNE 30, 2025 AND 2024

EARNINGS PER SHARE

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

Accounts	06.30.25	06.30.24

Numerator:

Net income attributable to owners of the Parent	138,503,778	212,256,413
Net income attributable to owners of the Parent adjusted to reflect the effect of dilution	138,503,778	212,256,413

Denominator:

Weighted average of outstanding common shares for the period	612,710,079	612,710,079
Weighted average of outstanding common shares for the period adjusted to reflect the effect of dilution	612,710,079	612,710,079

Basic earnings per share (stated in pesos)	226.0511	346.4223
Diluted earnings per share (stated in pesos) (1)	226.0511	346.4223

(1) As Banco BBVA Argentina S.A. has not issued financial instruments with dilution effects on earnings per share, basic earnings and diluted earnings per share are equal.

CONSOLIDATED CONDENSED STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE THREE AND SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2025 AND 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

	Note	Quarter ended 06.30.25	Accumulated as of 06.30.25	Quarter ended 06.30.24	Accumulated as of 06.30.24

Net income for the period		59,616,422	146,131,205	157,388,555	213,841,872

Other comprehensive income components to be reclassified to income/(loss) for the period:

Profit or losses from financial instruments at fair value through OCI

Income/(loss) for the period from financial instruments at fair value through OCI		(14,747,735)	(111,608,157)	(215,575,367)	(369,534,303)
Adjustment for reclassifications for the period		293,901	(84,667,245)	(17,570,328)	(120,946,922)
Income tax	11.4	5,058,842	68,696,391	87,377,749	231,207,822

		(9,394,992)	(127,579,011)	(145,767,946)	(259,273,403)
Other comprehensive income components not to be reclassified to income/(loss) for the period:

Income or loss on equity instruments at fair value through OCI

Income/(loss) for the period from equity instruments at fair value through OCI		1,118,173	2,854,029	(283,198)	(208,208)

		1,118,173	2,854,029	(283,198)	(208,208)

Total Other Comprehensive Income/(loss) for the period		(8,276,819)	(124,724,982)	(146,051,144)	(259,481,611)

Total Comprehensive Income/(loss)		51,339,603	21,406,223	11,337,411	(45,639,739)

Total Comprehensive Income:
Attributable to owners of the Bank		47,079,190	13,778,808	9,130,354	(46,494,174)
Attributable to non-controlling interests		4,260,413	7,627,415	2,207,057	854,435

The accompanying explanatory notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX-MONTH INTERIM PERIOD ENDED JUNE 30, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

	2025
	Share Capital	Non-capitalized contributions		Other Comprehensive Income/(loss)	Reserves

	Outstanding shares	Share premium		Income/(loss) on financial instruments at fair value through OCI				Total equity attributable to controlling interests	Total equity attributable to non-controlling interests	Total
			Equity adjustments				Retained Earnings
Transactions					Legal	Other

Restated balances at the beginning of the year	612,710	6,744,974	1,040,005,619	56,440,170	751,106,000	706,709,064	406,570,564	2,968,189,101	48,418,736	3,016,607,837
Total comprehensive income for the period
- Net income for the period	-	-	-	-	-	-	138,503,778	138,503,778	7,627,427	146,131,205
- Other comprehensive loss for the period	-	-	-	(124,724,970)	-	-	-	(124,724,970)	(12)	(124,724,982)
- Distribution of retained earnings approved by the Shareholders’ Meeting held on April 23., 2025 (Note 44 to the consolidated financial statements):
Legal reserve	-	-	-	-	81,314,113	-	(81,314,113)	-	-	-
Other	-	-	-	-	-	325,256,451	(325,256,451)	-	-	-
- Distribution of dividends approved by the Shareholders’ Meeting held on April 23 and by the BCRA, on May 12, 2025 (Note 44):
Dividends in kind and in cash (1)						(102,911,791)	-	(102,911,791)	-	(102,911,791)
	-	-	-	-	-
Balances at fiscal period end	612,710	6,744,974	1,040,005,619	(68,284,800)	832,420,113	929,053,724	138,503,778	2,879,056,118	56,046,151	2,935,102,269

(1) Corresponds to $ 145.93 (in nominal values) per share.

The accompanying explanatory notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX-MONTH INTERIM PERIOD ENDED JUNE 30, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

	2024
	Share	Non-capitalized		Other Comprehensive
	capital	contributions		Income /(loss)	Reserves
	Outstanding shares	Share premium		Income / (Loss) on financial instruments at fair value through OCI			Retained earnings	Total equity attributable to controlling interests	Total equity attributable to non-controlling interests	Total

			Equity adjustments
Transactions					Legal	Other

Restated balances at the beginning of the year	612,710	6,744,974	1,040,005,619	435,097,078	668,625,152	960,903,162	412,404,244	3,524,392,939	45,035,069	3,569,428,008
Total comprehensive income for the period
- Net income for the period	-	-	-	-	-	-	212,256,413	212,256,413	1,585,459	213,841,872
- Other comprehensive loss for the period	-	-	-	(258,750,587)	-	-	-	(258,750,587)	(731,024)	(259,481,611)
- Distribution of retained earnings approved by the Shareholders’ Meeting held on April 26, 2024 (Note 44):
Legal reserve	-	-	-	-	82,480,849	-	(82,480,849)	-	-	-
Other	-	-	-	-	-	329,923,395	(329,923,395)	-	-	-
- Distribution of dividends approved by the Shareholders’ Meeting held on April 26, by the BCRA, on May 3 and by the Board of Directors at its meeting on May 6, 2024 (Note 44 to the consolidated financial statements):
Dividends in kind and in cash (1)	-	-	-	-	-	(584,117,493)	-	(584,117,493)	-	(584,117,493)

Balances at fiscal period-end	612,710	6,744,974	1,040,005,619	176,346,491	751,106,001	706,709,064	212,256,413	2,893,781,272	45,889,504	2,939,670,776

(1) Corresponds to $ 431.24 (in nominal values) per share. The accompanying explanatory notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS

FOR THE SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2025 AND 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

Accounts	06.30.25	06.30.24

Cash flows from operating activities

Income before income tax	229,629,670	344,646,226

Adjustment for total monetary income for the period	269,656,427	1,320,192,852

Adjustments to obtain cash flows from operating activities:	246,330,470	705,027,297
Depreciation and amortization	45,615,540	42,004,803
Impairment of financial assets	246,116,899	102,364,330
Effect of foreign exchange changes on cash and cash equivalents	(64,424,986)	557,649,400
Other adjustments	19,023,017	3,008,764

Net decreases from operating assets:	(4,577,992,689)	(5,385,006,680)
Debt securities at fair value through profit or loss	(567,970,715)	(54,291,399)
Derivative instruments	(1,917,771)	6,631,146
Repo transactions and surety bonds	-	857,026,757
Loans and other financing	(4,036,492,280)	(3,012,447,932)
Non-financial Government sector	(2,829,719)	(2,146,114)
Other financial institutions	(88,223,678)	(7,214,777)
Non-financial Private Sector and Residents Abroad	(3,945,438,883)	(3,003,087,041)
Other debt securities	(112,659,549)	(2,730,692,420)
Financial assets pledged as collateral	108,724,735	(234,804,323)
Investments in equity instruments	53,687,719	(130,734,912)
Other assets	(21,364,828)	(85,693,597)

Net increases from operating liabilities:	3,878,153,210	4,592,680,080
Deposits	3,248,425,602	3,805,516,130
Non-financial Government sector	13,755,651	298,940,469
Financial sector	6,509,642	(1,625,967)
Non-financial Private Sector and Residents Abroad	3,228,160,309	3,508,201,628
Liabilities at fair value through profit or loss	690,648	(18,871,472)
Derivative instruments	11,673,649	(2,421,854)
Repo transactions and surety bonds	-	247,476,742
Other liabilities	617,363,311	560,980,534
Income tax paid	(7,648,631)	(314,578,218)

Total cash flows generated by operating activities	38,128,457	1,262,961,557

CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS

FOR THE SIX-MONTH INTERIM PERIODS ENDED JUNE 30, 2025 AND 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

Accounts	06.30.25	06.30.24

Cash flows from investing activities

Payments:	(52,176,036)	(64,347,468)
Purchase of property and equipment, intangible assets and other assets	(51,883,419)	(64,347,468)
Other payments related to investing activities	(292,617)	-

Collections:	412,987	4,182,588
Other collections related to investing activities	412,987	4,182,588

Total cash flows used in investing activities	(51,763,049)	(60,164,880)

Cash flows from financing activities

Payments:	(10,197,964)	(100,598,775)
Dividends	(3,387,108)	(68,137,646)
Non-subordinated corporate bonds	-	(10,745,146)
Financing from local financial institutions	-	(13,816,380)
Payment of lease liabilities	(6,810,856)	(7,899,603)

Collections:	420,339,813	8,967,805
Non-subordinated corporate bonds	284,161,681	-
Financing from local financial institutions	119,969,013	-
Other collections related to financing activities	16,209,119	8,967,805

Total cash flows generated by / (used in) financing activities	410,141,849	(91,630,970)

Effect of exchange rate changes on cash and cash equivalents	64,424,986	(557,649,400)
Effect of net monetary income/(loss) of cash and cash equivalents	(397,006,695)	(1,395,675,559)

Total changes in cash flows	63,925,548	(842,159,252)
Restated cash and cash equivalents at the beginning of the year (Note 3)	3,250,198,428	2,864,664,938
Cash and cash equivalents at fiscal period-end (Note 3)	3,314,123,976	2,022,505,686

The accompanying explanatory notes and exhibits are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

1. General Information

1.1. Information on Banco BBVA Argentina S.A.

Banco BBVA Argentina S.A. (hereinafter, either “BBVA Argentina”, the “Entity” or the “Bank”) is a corporation (“sociedad anónima”) incorporated under the laws of Argentina, operating as a universal bank with a network of 234 national branches.

Since December 1996, BBVA Argentina is part of the global strategy of Banco Bilbao Vizcaya Argentaria S.A. (hereinafter, either “BBVA” or the “Parent”), which directly and indirectly controls the Entity, by holding 66.55% of the share capital as of June 30, 2025.

These consolidated condensed interim financial statements include the Entity and its subsidiaries (collectively referred to as the “Group”). Basis of consolidation is described in Note 2.2.

Part of the Entity's share capital is publicly traded and has been registered with the Buenos Aires Stock Exchange, the New York Stock Exchange, and the Madrid Stock Exchange.

1.2 Evolution of the macroeconomic situation and the financial and capital systems

In recent years, the Argentine financial market has observed a prolonged period of volatility in the market values of public and private financial instruments, including a high level of country risk, an increase in the official exchange rate between the Argentine peso and the US dollar, an increase in interest rates, and a significant acceleration in the rate of inflation (see note 2.1.5. Measuring Unit).

On December 10, 2023, the new authorities of the Argentine National Government took office and promoted a series of emergency measures within the framework of an economic policy proposal that, among its main objectives, seeks to the elimination of the fiscal deficit based on the reduction of the primary public expenditure of both the Nation and the Provinces, and the resizing of the State’s structure, by eliminating subsidies and transfers.

As soon as the new administration took office, it adopted measures aimed at normalizing the foreign exchange and financial markets. On the one hand, the devaluation of the peso in the official exchange market -mainly used for foreign trade- close to 55%, together with a comprehensive revision of monetary and fiscal policies, has contributed to the narrowing of the gap between the values of foreign currencies in the official and free exchange markets (transactions in the stock market) from a peak of 200% during the last quarter of 2023. On April 11, 2025, the Argentine government announced a series of measures aimed at loosening the regulations to access the foreign exchange market. Among other changes, these measures include establishing currency bands (between ARS 1,000 and ARS 1,400, a range which will be adjusted at a 1% per month), within which the US dollar exchange rate may fluctuate in the foreign exchange market, and the lifting of foreign exchange restrictions applicable to natural persons, including the limit to access the foreign exchange market of up to USD 200 per month for individuals. As of the date of issuance of the accompanying financial statements, the abovementioned gap between the exchange rates in the official and freely floating foreign exchange markets does not exceed 1%.

On the other hand, the National Government and the BCRA reformulated monetary and financial policies to drastically reduce the so-called quasi-fiscal deficit. The exchange of the BCRA's obligations with banks, including puts on public securities held by financial institutions, and their transfer to the National Treasury together with the fiscal surplus obtained by the National Government and the rollover of peso-denominated debt services, significantly absorbed the money surplus in the economy, thereby reducing both inflation (6% during the second quarter of 2025) and nominal interest rates.

In relation to sovereign debt, various voluntary local debt swaps, along with agreements reached regarding obligations with the Paris Club and the International Monetary Fund (IMF), allowed the country to avoid defaults, and the BCRA made progress in normalizing external commercial debt and, more recently, in accumulating international reserves sourced from both the trade surplus and the Asset Regularization Regime established under Law No. 27,743. On 11 April 2025, the IMF Executive Board approved an Extended Fund Facility (EFF) arrangement for Argentina totaling approximately USD 20 billion. This approval included an immediate disbursement of USD 12 billion and an additional disbursement of USD 2 billion made in August 2025. On the same date, the World Bank and the Inter-American Development Bank also approved financial assistance packages to Argentina under their respective multi-annual programs, amounting to USD 12 billion (of which USD 1.5 billion is to be disbursed immediately) and USD 10 billion, respectively.

At a broader level, the National Government’s programme includes structural reforms across both the economic framework and other areas of public policy. On 20 December 2023, by means of Emergency Decree No. 70/2023, a substantial package of reforms was enacted across a wide range of sectors. Some of these measures were legally challenged by affected stakeholders, who filed injunctions (“amparos”) and constitutional claims seeking to suspend their enforcement. Subsequently, certain provisions that had been subject to legal challenge were incorporated into other legislative initiatives, which were later approved by Congress and enacted by the Executive Branch. On July 8, 2024, Law 27,742, as enacted by the Federal Executive through Executive Decree No. 592/2024, was published on the Official Gazette, includes issues such as delegated powers to the Federal Executive, and tax, labor, and social security reforms, among others.

Even though the national macroeconomic and financial situation has improved favorably in recent months, the slow and uneven recovery of the country's level of activity, together with a relatively uncertain international context, require the Entity's Management to continuously monitor the situation in order to identify any matters that may affect its financial position and performance, which may need to be reflected in future financial statements.

2. Basis for the preparation of these financial statements and applicable accounting standards

2.1. Basis for preparation

2.1.1. Applicable Accounting Standards

These consolidated condensed interim financial statements of the Bank were prepared in accordance with the financial reporting framework set forth by the BCRA (Communication “A” 6114 as supplemented by the BCRA). Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on IFRS Accounting Standards as issued by the IASB (International Accounting Standards Board) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned IFRS Accounting Standards include the International Financial Reporting Standards (IFRS), the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

Out of the exceptions set forth by the BCRA to the application of current IFRS Accounting Standards, the following affects the preparation of these consolidated condensed interim financial statements:

-	Within the framework of the convergence process to IFRS Accounting Standards established by Communication “A” 6114, as amended and supplemented, the BCRA provided that for fiscal years starting on or after January 1, 2020, financial institutions defined as “Group A” according to BCRA regulations, as such is the case of the Entity, are required to start to apply paragraph 5.5 “Impairment” of IFRS 9 “Financial Instruments” (paragraphs B5.5.1 through B5.5.55) except for exposures to the public sector, considering the exclusion set forth by Communication “A” 6847.

Had the abovementioned paragraph 5.5. “Impairment” been applied in full, according to a global estimate made by the Entity, as of June 30, 2025 and December 31, 2024, its shareholders’ equity would have been reduced by 431,930 and 5,875,621, respectively.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Entity comply with the IFRS Accounting Standards issued by the IASB that have been currently approved and are applicable in the preparation of these consolidated condensed interim financial statements in accordance with the IFRS Accounting Standards issued by the IASB as adopted by the BCRA as per Communication “A” 8164. In general, the BCRA does not allow the early application of any IFRS Accounting Standards, unless otherwise specified.

These financial statements were approved by the Board of Directors of Banco BBVA Argentina S.A. on August 20, 2025.

2.1.2. Figures stated in thousands of pesos

These consolidated condensed interim financial statements expose figures stated in thousands of Argentine pesos in terms of purchasing power as of June 30, 2025 and are rounded to the nearest amount in thousands of pesos.

The Entity and its subsidiaries consider the Argentine peso as their functional and presentation currency.

2.1.3. Presentation of Statement of Financial Position

The Entity presents its Statement of Financial Position in order of liquidity, according to the model set forth in Communication “A” 6324 of the BCRA.

Financial assets and liabilities are generally reported in gross figures in the Statement of Financial Position. They are offset and reported on a net basis only if there is a legal and unconditional right to offset them and Management has the intention to settle them on a net basis or to realize assets and settle liabilities simultaneously.

These consolidated condensed interim financial statements were prepared on the basis of historical amounts, except for certain species which were valued at Fair value through Other Comprehensive Income (OCI) or at Fair Value through Profit or Loss. In addition, in the case of derivatives, both assets and liabilities were valued at Fair Value through profit or loss.

2.1.4. Comparative information

The consolidated statement of financial position as of June 30, 2025 is presented comparatively with data as of the end of the previous fiscal year, while the statements of income and other comprehensive income for the three and six-month periods ended June 30, 2025, and the statements of changes in shareholders’ equity and cash flows for the six-month period then ended are presented comparatively with the same periods of the previous fiscal year.

The figures of comparative information have been restated in order to consider the changes in the general purchasing power of the currency and, as a result, are stated in the measuring unit current as of the end of the reporting period (see “Measuring unit” below).

2.1.5. Measuring Unit

These consolidated condensed interim financial statements as of June 30, 2025 have been restated to be expressed in the purchasing power currency as of that date, as set forth in IAS 29 “Financial Reporting in Hyperinflationary Economies” and considering, in addition, the particular rules issued by the BCRA in Communications “A” 6651, 6849, as amended and supplemented, which established that such method should be applied to financial statements for fiscal years starting on, and after January 1, 2020 and defined December 31, 2018 as transition date.

IFRS Accounting Standards require that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be restated in constant currency. In order to achieve uniformity in the identification of such an economic environment, IAS 29 establishes (i) certain non-exclusive qualitative indicators consisting of analyzing the behavior of the population, prices, interest rates and salaries in view of the evolution of price indexes and the loss of purchasing power of the currency, and (ii) as a quantitative characteristic, which is the condition most commonly considered in practice, to verify whether the cumulative inflation rate in three years approaches or exceeds 100%. Due to several macroeconomic factors, three-year inflation was above this figure, while the national government's targets and other available projections indicate that this trend will not be reversed in the short term.

Such restatement should be made as if the economy has always been hyperinflationary, using a general price index that reflects the changes in the purchasing power of currency. In order to make such restatements, a series of indexes prepared and published on a monthly basis by the Argentine Federation of Professional Councils of Economic Sciences (“FACPCE”), which combines the consumer price index (CPI) as from January 2017 (base month: December 2016) with the domestic wholesale price index (IPIM, as per its Spanish acronym) published by INDEC until such date, computing for November and December 2015, for which the INDEC did not published any information on the variation of the IPIIM, the variation of the CPI in the City of Buenos Aires.

Considering the index referred to above, inflation for the six-month periods ended June 30, 2025 and 2024 was 15.10% and 79.77%, respectively, and for the fiscal year ended December 31, 2024, it was 117.76%.

Below is a description of the main impacts of applying IAS 29 and the restatement process of financial statements set forth by Communication “A” 6849, as supplemented, of the BCRA:

a)	Description of the main aspects of the restatement process of the statement of financial position:

i.	Monetary items (those with a fixed nominal value in local currency) are not restated, as they are already expressed in the measuring unit current as of the end of the reporting period. In an inflationary period, holding monetary assets generates a loss of purchasing power and holding monetary liabilities generates a gain in purchasing power, provided that such items are not subject to an adjustment mechanism that may offset these effects to some extent. Gain or loss on net monetary position is included in income (loss) for the reporting period.
ii.	Assets and liabilities subject to adjustments pursuant to specific agreements are adjusted according to such agreements.
iii.	Non-monetary items measured at their current values at the end of the reporting period are not restated for their presentation in the statement of financial position, but the adjustment process must be completed in order to determine in terms of constant measuring unit, the gain or loss generated for holding those non-monetary items.
iv.	Non-monetary items measured at historical cost or at a value current as of a date prior to the end of the reporting period are restated at indexes that reflect the variation occurred in the general price index as from the date of acquisition or restatement until the closing date, and then the restated amounts of said assets are compared with the relevant recoverable values. Charges to income or loss for the period of depreciation of property and equipment and amortization of intangible assets, as well as any other consumption of non-monetary assets are determined based on the new restated amounts.

v.	The restatement of non-monetary assets in terms of a measuring unit current at the end of the reporting period without an equivalent adjustment for tax purposes results in a taxable temporary difference and the recognition of deferred tax liabilities, whose balancing entry is recognized in income or loss for the period.

b)	Description of the main aspects of the restatement process of the statements of income and other comprehensive income:

i.	Expenses and income are restated as from the date of their booking, except those income or loss items that reflect or include in their determination the consumption of assets in purchasing power currency of a date prior to the booking of the consumption, which are restated taking as basis the date of origination of the asset with which the item is related; and also except for income or loss arising from comparing two measurements expressed in purchasing power currency of different dates, for which it is necessary to identify the amounts compared, restate them separately, and make the comparison again, but with the amounts already restated.
ii.	Gain or loss on net monetary position will be classified according to the item that originated it, and is presented in a separate line reflecting the effect of inflation on monetary items.

c)	Description of the main aspects of the restatement process of the statement of changes in shareholders’ equity:

i.	As of the transition date (December 31, 2018), the Entity has applied the following procedures:
a)	Equity items, except those stated below, are restated as from the date on which they were subscribed for or paid-in, as set forth in Communication “A” 6849 for each particular item.
b)	Reserves, including the reserve for first time application of IFRS Accounting Standards, were maintained at their nominal value as of the transition date (non-restated legal amount).
c)	Restated retained earnings are determined according to the difference between restated net assets as of the transition date and the rest of the components of initial equity restated as described above.
d)	Balances of other accumulated comprehensive income were restated as of the transition date.

ii.	After the restatement as of the transition date stated in (i) above, all the shareholders’ equity components are restated by applying the general price index from the beginning of the fiscal year and each variation of those components is restated from the date of contribution or from the moment such variation occurred by other means, restating the balances of other accumulated comprehensive income according to the items that give rise to it. Under BCRA requirements, the restatement of share capital and additional paid-in capital is disclosed under “Inflation adjustment to the share capital” account.

d)	Description of the main aspects of the restatement process of the statement of cash flows:

i.	All items are restated in terms of the measuring unit current as of the end of the reporting period.
ii.	Monetary gain or loss on the components of cash and cash equivalents are disclosed in the statement of cash flows after operating, investing and financing activities, in a separate line and independent from them, under “Effect of net monetary income/(loss) of cash and cash equivalents”.

2.2. Basis for consolidation

The consolidated condensed interim financial statements comprise the Entity’s and its subsidiaries’ financial statements (the “Group”) as of June 30, 2025 and December 31, 2024.

Subsidiaries are all entities controlled by the Bank. The Bank controls an entity when it is exposed to, or has rights to, variable returns from its continued involvement with the entity and has the ability to manage the operating and financial policies of that entity, in order to affect those returns.

This is generally observed in the case of an ownership interest representing more than 50% of its shares entitled to vote.

However, under particular circumstances, the Entity may exercise control with an ownership interest below 50% or may not exercise control even with an ownership interest above 50% in the shares of an investee.

When assessing if an Entity has power over an investee and therefore, whether it controls the variability of its yields, the Entity considers all the relevant events and circumstances, including:

–	The purpose and design of the investee.
–	The relevant activities, the decision-making process on these activities and whether the Entity and its subsidiaries can manage those activities.
–	Contractual agreements such as call options, put options and settlement rights.
–	If the Entity and its subsidiaries are exposed to, or entitled to, variable yields arising from their interest in the investee, and are empowered to affect their variability.

Subsidiaries are fully consolidated as from the date on which effective control thereof is transferred to the Entity and they are no longer consolidated as from the date on which such control ceases. These consolidated condensed interim financial statements include the Entity’s and its subsidiaries’ assets, liabilities, profit or loss and each component of other comprehensive income. Transactions among consolidated entities are fully eliminated.

Any change in the ownership interest in a subsidiary, without loss of control, is booked as an equity transaction. Conversely, if the Entity loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other equity components, while any resulting gain or loss is recognized in profit or loss, and any retained investment is recognized at fair value at the date of loss of control.

The financial statements of subsidiaries have been prepared as of the same date and for the same accounting periods as those of the Entity, using the related accounting policies consistently with those applied by the Entity. If necessary, the relevant adjustments are made to the financial statements of subsidiaries so that the accounting policies used by the Group are uniform.

Besides, non-controlling interests represent the portion of income or loss and shareholders’ equity that does not belong, either directly or indirectly, to the Entity. Non-controlling interests are exposed in these financial statements in a separate line in the Statements of Financial Position, of Income, Other Comprehensive Income and Changes in Shareholders’ Equity.

As of June 30, 2025 and December 31, 2024, the Entity has consolidated its financial statements with the financial statements of the following companies:

Subsidiaries	Registered Office	Province	Country	Main Business Activity
Volkswagen Financial Services Cía. Financiera S.A.	Av. Córdoba 111, 30th Floor	City of Buenos Aires	Argentina	Financing
PSA Finance Arg. Cía. Financiera S.A.	Carlos María Della Paolera 265, 22nd Floor	City of Buenos Aires	Argentina	Financing
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) (1)	Av. Córdoba 111, 22nd Floor	City of Buenos Aires	Argentina	Retirement and Pension Fund Manager
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	Av. Córdoba 111, 30th Floor	City of Buenos Aires	Argentina	Mutual Funds Manager

(1)	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) “Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)”: a corporation incorporated under the laws of Argentina undergoing liquidation proceedings. On December 4, 2008, Law No. 26425 was enacted, providing for the elimination and replacement of the capitalization regime that was part of the Integrated Retirement and Pension System, with a single pay-as-you go system named the Argentine Integrated Retirement and Pensions System (SIPA). Consequently, Consolidar A.F.J.P. S.A. ceased to manage the resources that were part of the individual capitalization accounts of affiliates and beneficiaries of the capitalization regime of the Integrated Retirement and Pension System, which were transferred to the Guarantee Fund for the Sustainability of the Argentine Retirement and Pension Regime as they were already invested, and the Argentine Social Security Office (ANSES) is now the sole and exclusive owner of those assets and rights. Likewise, on October 29, 2009, the ANSES issued Resolution No. 290/2009, whereby retirement and pension fund managers interested in reconverting their corporate purpose to manage the funds for voluntary contributions and deposits held by participants in their capitalization accounts had 30 business days to express their intention to that end. On December 28, 2009, based on the foregoing and taking into consideration that it is impossible for Consolidar A.F.J.P. S.A. to comply with the corporate purpose for which it was incorporated, it was resolved, at a Unanimous General and Extraordinary Shareholders’ Meeting to approve the dissolution and subsequent liquidation of that company effective as of December 31, 2009.

On December 7, 2010, Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) filed a lawsuit for damages against the Argentine government under case No. 40.437/2010. The lawsuit was ratified by BBVA Banco Francés in its capacity as the Company’s majority shareholder. On July 1, 2021, a decision rejecting the claim was issued. On August 9, 2022, Room I of the Federal Court of Appeals in Contentious and Administrative Matters ratified the trial court decision. On August 25, 2022, a federal extraordinary appeal was filed against the abovementioned resolution, which was partially accepted in regard to the federal issue at stake and rejected the request concerning the grounds of arbitrariness through the court decision dated September 15, 2022. Considering the partial rejection, an appeal was filed with the Argentine Supreme Court of Justice on September 21, 2022. As of the date of issuance of the accompanying financial statements, neither the outcome of the legal process referred to nor the final assessment of the case by the Argentine Supreme Court of Justice can be estimated. Likewise, in the hypothetical event that in the event of a rejection of the claim, all or part of the costs were imposed on Consolidar AFJP S.A. (in liquidation) and that the assets of said entity were insufficient to support them, the Bank would face such expenses, reserving the right to repeat the proportional part corresponding to the remaining shareholder.

As of June 30, 2025 and December 31, 2024, the Entity’s interest in consolidated companies is as follows:

Subsidiaries	Shares		Interest held by the Company		Non-controlling interest
	Type	Number	Total share capital	Votes	Total share capital	Votes
Volkswagen Financial Services Cía. Financiera S.A.	Common	897,000,000	51.00%	51.00%	49.00%	49.00%
PSA Finance Arg. Cía. Financiera S.A. (1)	Common	52,178	50.00%	50.00%	50.00%	50.00%
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	Common	235,738,503	53.89%	53.89%	46.11%	46.11%
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	Common	242,524	100.00%	100.00%	- %	- %

(1) According to the Shareholders’ Agreement, the Bank controls the entity because it is exposed, or has rights, to variable returns from its continued involvement with the entity and has the ability to direct the relevant activities in order to affect those returns, such as financial and risk management activities, among others.

The Entity’s and its subsidiaries’ total assets, liabilities and equity as of June 30, 2025 and December 31, 2024, are as follows:

Entity	Balances as of 06/30/2025
	Assets	Liabilities	Equity attributable to owners of the Parent	Equity attributable to non-controlling interests	Total comprehensive income(loss) attributable to owners of the Parent	Total comprehensive income (loss) attributable to non-controlling interests
Volkswagen Financial Services Cía. Financiera S.A.	403,452,242	330,267,965	37,323,981	35,860,296	3,476,974	3,340,621
PSA Finance Arg. Cía. Financiera S.A.	278,729,037	238,664,294	20,032,372	20,032,371	4,319,563	4,319,539
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (en liquidación)	451,018	118,154	179,380	153,484	(38,271)	(32,745)
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	65,376,537	9,918,413	55,458,124	-	19,991,268	-
Banco BBVA Argentina S.A.(Separate)	18,876,775,741	15,997,719,623	2,879,056,118	-	13,778,808	-
Withdrawals	(360,331,034)	(247,337,177)	(112,993,857)	-	(27,749,534)	-
Banco BBVA Argentina S.A.(Consolidated)	19,264,453,541	16,329,351,272	2,879,056,118	56,046,151	13,778,808	7,627,415

Entity	Balances as of 12/31/2024
	Assets	Liabilities	Equity attributable to owners of the Parent	Equity attributable to non-controlling interests	Income(loss) attributable to owners of the Parent	Income (loss) attributable to non-controlling interests
Volkswagen Financial Services Cía. Financiera S.A.	301,052,577	234,685,895	33,847,008	32,519,674	4,897,653	4,705,605
PSA Finance Arg. Cía. Financiera S.A.	173,934,050	142,508,409	15,712,809	15,712,832	(1,190,190)	(1,190,188)
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (en liquidación)	485,509	81,627	217,652	186,230	(153,976)	(131,748)
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	44,436,668	8,969,874	35,466,794	-	22,947,159	-
Banco BBVA Argentina S.A.(Separate)	16,673,021,665	13,704,832,564	2,968,189,101	-	27,913,657	-
Withdrawals	(244,935,529)	(159,691,266)	(85,244,263)	-	(26,500,646)	-
Banco BBVA Argentina S.A.(Consolidated)	16,947,994,940	13,931,387,103	2,968,189,101	48,418,736	27,913,657	3,383,669

Offer for the acquisition of 50% of FCA Compañía Financiera S.A.

On December 18, 2024, the Bank accepted an offer from FIDIS S.P.A. to acquire 50% of FCA Compañía Financiera S.A.'s capital stock (“FCA CF”).

FCA CF is a financial company authorized by the BCRA's Board of Directors through Resolution No. 432, dated September 16, 1999, which became part of the Stellantis global automotive group, which is mainly engaged in providing financing to local residents of the private sector aimed at purchasing vehicles of the Fiat, Jeep and RAM brands. All of these goods are manufactured and/or sold by FCA Automobiles Argentina, S.A.

The acquisition of the shares and the payment of the price will be made after obtaining the authorization of the BCRA and all other applicable regulatory and antitrust authorizations (the “Closing”). The transaction price was initially estimated at about 14,823 million Argentine pesos based on the September 30, 2024 Financial Statements. However, under the terms of the offer, the price will be determined on the basis of the financial statements closest to the closing, and it will be subject to the usual subsequent adjustments in this type of transactions.

The Entity’s Board of Directors considers that there are no other companies or structured entities that should be included in the interim consolidated condensed financial statements as of June 30, 2025.

Trusts

The Group acts as a trustee for financial, management and guarantee trusts (see Note 50). Upon determining if the Group controls the trusts, the Group has analyzed the existence of control, under the terms of IFRS 10. Consequently, how power is configured on the relevant activities of the vehicle, the impact of changes in returns over those Structured Entities on the Group, and the relation of both have been evaluated on a case-by-case basis. In all cases, it has been concluded that the Group acts as an agent and therefore does not consolidate those trusts.

Mutual funds

The Group acts as fund manager in various mutual funds (see Note 51). To determine whether the Group controls a mutual fund, the aggregate economic interest of the Group in such mutual fund (comprising any carried interests and expected management fees) is usually assessed, and it is considered that investors have no right to remove the fund manager without cause. The Group has concluded that it has no control over any of these mutual funds.

2.3. Summary of significant accounting policies

These consolidated condensed interim financial statements as of June 30, 2025 have been prepared in accordance with the financial reporting framework set forth by the BCRA mentioned in Note 2.1.1 “Applied accounting policies”, which, in particular for consolidated condensed interim financial statements, is based on IAS 34 “Interim financial reporting”.

In preparing these consolidated condensed interim financial statements, in addition to what is explained in Notes 2.1.5 “Measuring Unit" and 2.5 "Regulatory changes made this year", the Entity has consistently applied the basis of presentation and consolidation, significant accounting policies and judgments, estimates and accounting assumptions described in the consolidated financial statements for the fiscal year ended December 31, 2024, which have already been issued, except as indicated in Note 2.1.1.

These consolidated condensed interim financial statements include all the information necessary for users to properly understand the basis of preparation and presentation applied in their preparation, as well as the significant events and transactions that have occurred since the issuance of the last annual consolidated financial statements for the fiscal year ended December 31, 2024. However, these consolidated condensed interim financial statements do not include all the information and disclosures required for annual consolidated financial statements prepared in accordance with IAS 1 “Presentation of Financial Statements”. Therefore, these consolidated condensed interim financial statements should be read in conjunction with the annual consolidated financial statements for the fiscal year ended December 31, 2024, which have already been issued.

2.3.1. Going concern

The Entity's Management conducted an assessment of its ability to continue as a going concern and concluded that it has the resources to continue in business for the foreseeable future. Furthermore, Management is not aware of any material uncertainties that may cast doubt on the Entity's ability to continue as a going concern. Therefore, these consolidated financial statements have been prepared on a going concern basis.

2.4. Accounting judgments, estimates and assumptions

The preparation of these consolidated condensed financial statements in accordance with IFRS Accounting Standards requires the preparation and consideration, by the Entity’s and its subsidiaries’ Management, of significant accounting judgments, estimates and assumptions that impact in the reported balances of assets and liabilities, income and expenses, as well as in the determination and disclosure of contingent assets and liabilities as of the end of the reporting period.

The entries made are based on the best estimate of the probability of occurrence of different future events. In this sense, the uncertainties associated with the estimates and assumptions adopted may result in the future in final results that would differ from such estimates and require significant adjustments to the reported balances of the assets and liabilities affected. Accounting judgments, estimates and assumptions are reviewed on an ongoing basis and their effect is recognized prospectively.

The most significant accounting judgments, estimates and assumptions included in these financial statements were the same as those described in Notes 2.4.1, 2.4.2 and 2.4.3 to the consolidated financial statements as of December 31, 2024, which have already been issued.

2.5. Regulatory changes introduced during this fiscal year

In the fiscal year beginning January 1, 2025, the following amendments to IFRS Accounting Standards became effective, which have not had a significant impact on these consolidated condensed interim financial statements taken as a whole:

Amendments to IAS 21 - Lack of exchangeability

In August 2023, the IASB issued amendments to IAS 21 relating to the “Lack of exchangeability”. The amendment to IAS 21 specifies how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when interchangeability is lacking. A currency is considered to be exchangeable for another currency when an entity is able to obtain the other currency without undue delay and through markets or exchange mechanisms that create enforceable rights and obligations. If a currency is not exchangeable for another currency, an entity is required to estimate the spot exchange rate at the measurement date. An entity's purpose in estimating the spot rate is to reflect the rate at which an orderly exchange transaction would take place at the measurement date between market participants under prevailing economic conditions. The amendments state that an entity may use an unadjusted observable exchange rate or other estimation technique.

When an entity estimates a spot exchange rate because a currency is not exchangeable for another currency, it should disclose information that enables users of the financial statements to understand how the fact of that currency not being interchangeable affects, the entity's performance, financial position and cash flows.

2.6. New pronouncements

As established in BCRA Communiqué “A” 6114, as the new IFRS Accounting Standards are approved, either by amending or repealing former ones, and once all these changes are adopted through the adoption circulars published by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE), the BCRA will issue an opinion regarding its approval for financial institutions. In general, early application will not be allowed with respect of any new IFRS unless expressly admitted upon their adoption.

The standards and interpretations applicable to the Entity, issued but ineffective as of the date of these consolidated condensed interim financial statements are disclosed below. The Entity will adopt these standards, if applicable, when they are effective.

IFRS 18 - Presentation and Disclosures in Financial Statements

In April 2024, the IASB issued IFRS 18 “Presentation and Disclosures in Financial Statements”, which addresses the format for the presentation of profit or loss in financial statements, performance measures defined by management and aggregation/disaggregation of disclosures. This standard will replace IAS 1 and is effective from January 1, 2027. The Entity is evaluating the effects these amendments may have on the financial statements.

Amendments to IFRS 9 and IFRS 7 - Classification and measurement of financial instruments

In May 2024, the IASB issued amendments to the classification and measurement of financial instruments, which:

-	Clarify that a financial liability is derecognized on the “settlement date,” i.e., when the related obligation is discharged, cancelled, expires or the liability otherwise qualifies for derecognition. It also introduces an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system before the settlement date if certain conditions are met.

-	Clarified how to assess contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG) and other similar contingent characteristics.
-	Clarified the treatment of non-recourse assets and contractually linked instruments.
-	Require additional disclosures for financial assets and liabilities with contractual terms that refer to a contingent event (including those that are linked to ESG) and equity instruments classified at fair value through other comprehensive income.

These amendments are effective from January 1, 2026. The Entity is evaluating the effects these amendments may have on the financial statements.

Improvements to IFRS Accounting Standards

In July 2024, the IASB published Annual Improvements to IFRS Accounting Standards - Volume 11. Below is a summary of the amendments made:

-	IFRS 1 First-time Adoption of International Financial Reporting Standards - Hedge Accounting by a first-time adopter.
-	IFRS 7 Financial Instruments: Disclosures about gain or loss on derecognition, deferred difference between fair value and transaction price, and disclosures about credit risk; amendments are also made to paragraph IG1 of the Implementation Guidance.
-	IFRS 9 Financial Instruments - Derecognition of lease liabilities by the lessee. However, the amendment does not address how a lessee distinguishes between a lease modification as defined in IFRS 16 and an extinguishment of a lease liability in accordance with IFRS 9.
-	IFRS 9 Financial Instruments - Transaction Price: paragraph 5.1.3 of IFRS 9 has been amended to replace the reference to “transaction price as defined by IFRS 15 Revenue from contracts with customers” with “the amount determined by applying IFRS 15”.
-	IFRS 10 Consolidated Financial Statements - Determination of a “de facto agent”: paragraph B74 of IFRS 10 has been amended to clarify that the relationship described in paragraph B74 is only one example of the various relationships that could exist between the investor and other parties acting as de facto agents of the investor.
-	IAS 7 Statement of Cash Flows - Cost Method: paragraph 37 of IAS 7 has been amended to replace the term “cost method” with “at cost”, following the previous deletion of the definition of “cost method”.

These amendments are effective from January 1, 2026. The Entity is evaluating the effects these amendments may have on the financial statements.

2.7. Transcription to the books

As of the date of these consolidated condensed interim financial statements, they are in the process of being transcribed to the Book of Balance Sheets for Publication, the most recently transcribed financial statements being those as of March 31, 2025.

3. Cash and deposits in banks

The breakdown in the Consolidated Condensed Statement of Financial Position and the balance of cash and cash equivalents calculated for the purposes of the preparation of the Consolidated Condensed Statement of Cash Flows is as follows:

	06.30.25	12.31.24

Cash	822,126,869	2,050,751,805
B.C.R.A. - Unrestricted current account	1,572,779,774	873,343,131
Balances with other local and foreign financial institutions	908,045,923	326,103,492
Cash and cash equivalents for spot purchases or sales pending settlement	11,171,410	-

TOTAL	3,314,123,976	3,250,198,428

The balances of Cash and deposits in banks as of June 30, 2024 and December 31, 2023 amounted to 2,022,505,686 and 2,864,664,938, respectively.

4. Debt securities at fair value through profit or loss

Breakdown is as follows:

	06.30.25	12.31.24

Government securities	464,839,498	105,655,567
BCRA Liquidity bills	158,751,185	-
BCRA Notes	703,319	-
Private securities - Corporate bonds	67,346	-

TOTAL	624,361,348	105,655,567

A breakdown of this information is provided in Exhibit A.

5. Derivative instruments

In the ordinary course of business, the group carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset and interest rate swap transactions. These transactions do not qualify as hedging pursuant to IFRS 9 - “Financial Instruments”.

The aforementioned instruments are measured at fair value and were recognized in the Consolidated Condensed Statement of Financial Position in the item “Derivative instruments”. Changes in fair values were recognized in the Consolidated Condensed Statement of Income in “Net income from measurement of financial instruments at fair value through profit or loss”.

Breakdown is as follows:

Assets

	06.30.25	12.31.24

Debit balances linked to foreign currency forwards pending settlement in pesos	11,037,675	10,669,663
Debit balances linked to interest rate swaps - floating rate for fixed rate	1,000,585	682,861
TOTAL	12,038,260	11,352,524

Liabilities

	06.30.25	12.31.24

Credit balances linked to foreign currency forwards pending settlement in pesos	15,007,957	4,441,163
Credit balances linked to interest rate swaps - floating rate for fixed rate	37,746	-

TOTAL	15,045,703	4,441,163

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and in Euros as applicable, as well as the base value of interest rate swaps are reported below:

	06.30.25	12.31.24

Foreign currency forwards

Foreign currency forward purchases - US$	441,274	718,460
Foreign currency forward purchases - Euros	2	-
Foreign currency forward sales - US$	598,462	705,015
Foreign currency forward sales - Euros	4,704	3,451

Interest rate swaps

Fixed rate for floating rate (1)	23,381,111	7,044,000

(1)	Floating rate: Badlar rate, interest rate for deposits over one million pesos, for a term of 30 to 35 days.

6. Repo transactions and surety bonds

No reverse repurchase transactions, repurchase transactions or surety bonds were accounted for by the Entity as of June 30, 2025 and December 31, 2024.

7. Other financial assets

Breakdown is as follows:

	06.30.25	12.31.24
Measured at amortized cost

Other receivables	170,726,299	166,125,204
Receivables from sale of ownership interest in Prisma Medios de Pago S.A. (1)	19,313,865	40,133,285
Non-financial debtors from spot transactions pending settlement	4,045,408	11,217,566
Other	865,446	756,295
Financial debtors from spot transactions pending settlement	-	74,285,197

	194,951,018	292,517,547

Measured at fair value through profit or loss

Mutual funds	969,925	862,280

	969,925	862,280

Allowance for loan losses (Exhibit R)	(2,138,717)	(2,079,199)

TOTAL	193,782,226	291,300,628

(1)	On October 1, 2021, the Bank, together with the other Class B Shareholders, gave notice of the exercise of the put option and therefore initiated the procedure to sell 49% of the capital stock in the company Prisma Medios de Pago S.A.

On March 18, 2022, the transfer of all the remaining shareholding of the Bank in Prisma Medios de Pago S.A. was consummated for a price of US$ 40,038,122. Such amount will be paid as follows: (i) 30% in Pesos adjustable by CER (UVA) at an annual nominal rate of 15% and (ii) 70% in US Dollars at an annual nominal rate of 10% within a term of six years.

8. Loans and other financing

The Group holds loans and other financing under a business model intended to collect contractual cash flows. Therefore, the Group measures loans and other financing at amortized cost. Breakdown is as follows:

	06.30.25	12.31.24

Credit Cards	2,618,849,594	2,362,579,202
Loans for the prefinancing and financing of exports	1,732,511,231	1,155,367,704
Notes	1,420,119,096	1,264,004,243
Consumer loans	1,284,802,511	936,943,625
Overdrafts	1,179,110,391	740,078,803
Discounted instruments	750,457,101	840,509,071
Mortgage loans	428,808,404	269,490,359
Pledge loans	321,176,108	205,273,777
Other financial institutions	147,158,573	69,328,704
Loans to employees	86,729,564	50,831,814
Receivables from finance leases	31,416,501	29,547,581
Non-financial government sector	3,706,568	1,110,368
Instruments purchased	637,468	1,059,750
Other financing	1,454,562,745	933,348,454

	11,460,045,855	8,859,473,455

Allowance for loan losses (Exhibit R)	(306,204,718)	(182,822,660)

TOTAL	11,153,841,137	8,676,650,795

The Group as lessor entered into finance lease agreements related to vehicles and machinery and equipment. The following table shows the total gross investment in the finance leases (lease-purchase agreement) and the current value of the minimum collections to be received thereunder:

	06.30.25		12.31.24
	Total investment	Current value of minimum payments	Total investment	Current value of minimum payments
Term

Up to 1 year	18,326,975	8,006,722	17,328,598	6,882,700
From 1 to 2 years	17,977,669	10,405,607	16,683,277	8,617,610
From 2 to 3 years	11,039,337	7,122,223	12,110,266	7,554,649
From 3 to 4 years	5,088,005	3,542,774	4,574,093	3,046,477
From 4 to 5 years	2,370,148	1,915,765	3,061,082	2,556,066
More than 5 years	623,554	423,410	1,198,079	890,079

TOTAL	55,425,688	31,416,501	54,955,395	29,547,581

Share capital		30,949,962		28,762,351
Interest accrued		466,539		785,230

TOTAL		31,416,501		29,547,581

The breakdown of loans and other financing according to credit performance (determined as per the criteria set forth by the BCRA in the debtor classification regulations) and guarantees received are presented in Exhibit B. The information on concentration of loans and other financing is presented in Exhibit C. The reconciliation of the information included in that Exhibit to the carrying amounts is shown below:

	06.30.25	12.31.24

Total Exhibits B and C	11,641,407,791	9,170,771,411
Plus:
Loans to employees	86,729,564	50,831,814
Interest and other items accrued receivable from financial assets with credit value impairment	7,082,014	3,300,663
Less:
Allowance for loan losses (Exhibit R)	(306,204,718)	(182,822,660)
Adjustments for effective interest rate	(109,389,288)	(57,371,977)
Corporate bonds and other private securities	(27,443,013)	(44,111,085)
Loan commitments	(138,341,213)	(263,947,371)

Total loans and other financing	11,153,841,137	8,676,650,795

Note 43.2 to these consolidated condensed interim financial statements contains information on credit risk associated with loans and other financing and allowances measured using the expected credit loss model.

As of June 30, 2025 and December 31, 2024, the Group holds the following loan commitments booked in off-balance sheet accounts according to the financial reporting framework set forth by the BCRA:

	06.30.25	12.31.24

Liabilities related to foreign trade transactions	51,760,254	64,780,774
Secured loans	49,092,055	69,754,789
Overdrafts and receivables not used	33,756,363	125,445,329
Guarantees granted	3,732,541	3,966,479

TOTAL	138,341,213	263,947,371

Risks related to the aforementioned loan commitments are assessed and controlled within the framework of the Group's credit risks policy (Note 43.1. Risk policies of financial instruments to the consolidated financial statements as of December 31, 2024).

9. Other debt securities

9.1. Financial assets measured at amortized cost

Breakdown is as follows:

	06.30.25	12.31.24

Argentine Treasury Bonds in pesos. Maturity 08-23-2025	49,034,282	144,437,561
Argentine Treasury Bonds in pesos. Maturity 05-23-2027	16,019,595	27,668,789
Argentine Treasury Bonds in pesos at 0.7% Badlar Private Rate. Maturity 11-23- 2027	10,371,171	11,938,310

TOTAL	75,425,048	184,044,660

A breakdown of this information is provided in Exhibit A.

9.2. Financial assets measured at fair value through OCI

Breakdown is as follows:

	06.30.25	12.31.24

Government securities	2,322,710,447	2,603,519,879
Private securities – Corporate bonds	26,424,739	43,224,278
BCRA Notes	-	42,699,642

TOTAL	2,349,135,186	2,689,443,799

A breakdown of this information is provided in Exhibit A.

Debt Swap – August 2024

In August 2024, the Bank launched a new voluntary debt swap under Section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The securities delivered/received under such swap were as follows:

Securities Delivered
Species	Nominal values
Treasury Bonds in pesos adjusted by Cer 4.25%. Maturity February 14, 2025 (T2X5)	4,730,000,000
Treasury Bonds in pesos adjusted by Cer 4%. Maturity October 14, 2024 (T4X4)	14,420,000,000

Securities Received
Species	Nominal values
Argentine Treasury Bills capitalizable in pesos. Maturity March 31, 2025 (LT S31M5)	21,939,229,119
Argentine Treasury Bonds in pesos adjusted by CER. Maturity December 15, 2025 (TZXD5)	56,422,237,648

Debt Swap – January 2025

In January 2025, the Bank launched a new voluntary debt swap under Section 2, Presidential Decree No. 846/2024 issued by the Ministry of Economy. The securities delivered/received under such swap were as follows:

Securities Delivered
Species	Nominal values
Treasury Bonds in pesos adjusted by Cer 4.25%. Maturity February 14, 2025 (T2X5)	13,857,176,685
Argentine Treasury Bills capitalizable in pesos. Maturity May 30, 2025 (LT S30Y5)	26,690,835,200
Argentine Treasury Bills capitalizable in pesos. Maturity July 18, 2025 (LT S18J5)	50,000,000,000
Argentine Treasury Bills capitalizable in pesos. Maturity July 30, 2025 (LT S30J5)	25,112,610,000
Argentine Treasury Bonds in pesos Zero Coupon adjusted by Cer. Maturity June 30, 2025 (TZX25)	3,000,000,000
Argentine Treasury Bills capitalizable in pesos. Maturity August 29, 2025 (LT S29G5)	25,000,000,000
Argentine Treasury Bills capitalizable in pesos. Maturity July 31, 2025 (LT S31L5)	175,850,000,000
Argentine Treasury Bills capitalizable in pesos. Maturity September 12, 2025 (LT S12S5)	25,000,000,000
Argentine Treasury Bills capitalizable in pesos. Maturity September 30, 2025 (LT S30S5)	50,000,000,000
Argentine Treasury Bonds capitalizable in pesos. Maturity October 17, 2025 (T17O5)	100,000,000,000
Argentine Treasury Bills capitalizable in pesos. Maturity May 16, 2025 (LT S16Y5)	19,387,383,700

Securities Received
Species	Nominal values
Argentine Treasury Bills capitalizable in pesos. Maturity November 10, 2025 (LT S10N5)	91,130,891,038
Argentine Treasury Bonds in pesos at dual rate. Maturity March 16, 2026 (TTM26)	163,702,463,045
Argentine Treasury Bonds in pesos at dual rate. Maturity June 30, 2026 (TTJ26)	163,702,463,045
Argentine Treasury Bonds in pesos at dual rate. Maturity September 15, 2026 (TTS26)	163,702,463,045
Argentine Treasury Bonds in pesos at dual rate. Maturity December 15, 2026 (TTD26)	163,702,463,038

Debt Swap – February 2025

In February 2025, the Bank launched a new voluntary debt swap under Section 2, Presidential Decree No. 846/2024 issued by the Ministry of Economy. The securities delivered/received under such swap were as follows:

Securities Delivered
Species	Nominal values
Argentine Treasury Bills capitalizable in pesos. Maturity March 31, 2025 (LT S31M5)	42,927,187,195

Securities Received
Species	Nominal values
Argentine Treasury Bills capitalizable in pesos. Maturity November 10, 2025 (LT S10N5)	64,312,653,526

10. Financial assets pledged as collateral

Breakdown is as follows:

		06.30.25	12.31.24

BCRA - Special guarantee accounts (Note 47.1)	(1)	152,442,820	243,742,657
Deposits as collateral	(2)	146,619,874	145,212,123
Guarantee trust - USD - Government securities at fair value through OCI	(3)	52,809,893	34,996
Guarantee trust - Government Securities at fair value through OCI	(4)	3,197,724	143,871,318

TOTAL		355,070,311	532,861,094

(1)	Special guarantee current accounts opened at the BCRA for transactions related to the automated clearing houses and other similar entities.
(2)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad and leases.
(3)	As of June 30, 2025, the trust is composed of dollars in cash, Treasury Bills (Species D16E6), Bonds for the reconstruction of a Free Argentina (Species BPOB7, BPOD7 and BPOC7) and Private Securities (Species YM35O, YMCYO and YMCZO). As of December 31, 2024, the trust was composed of dollars in cash.
(4)	Set up as collateral to operate with Rosario Futuros Exchange (ROFEX), Bolsas y Mercados Argentinos S.A. (BYMA) and Mercado Abierto Electrónico S.A. (MAE) on foreign currency forward transactions and futures contracts. The trust is composed of Treasury Bonds in pesos adjusted by Cer due 2026 (Species TZX26). As of December 31, 2024, the trust was composed of species T2X5, TX26 and TZXD5.

11. Income tax

This tax should be booked using the balance sheet liability method, recognizing (as credit or debt) the tax effect of temporary differences between the accounting valuation and the tax valuation of assets and liabilities, and its subsequent allocation to income or loss for the year in which its reversion occurs, also considering the possibility of taking advantage of tax losses in the future.

11.1. Current income tax assets

Breakdown is as follows:

	06.30.25	12.31.24

Tax advances	85,411	52,297,726
	85,411	52,297,726

11.2. Current income tax liabilities

Breakdown is as follows:

	06.30.25	12.31.24

Income tax provision	19,485,273	19,721,975
Tax advances	(1,876,705)	(2,962,196)
Collections and withholdings	(637,184)	(906,328)

	16,971,384	15,853,451

11.3. Deferred income tax

The composition and evolution of deferred income tax assets and liabilities is as follows:

Account		Changes recognized in		06.30.25
	As of 12.31.24	Profit or loss	OCI	Deferred tax asset	Deferred tax liability

Allowance for loan losses	52,998,525	41,354,822	-	94,353,347	-
Provisions	64,501,719	2,083,814	-	66,585,533	-
Loans and cards commissions	14,878,183	2,670,996	-	17,549,179	-
Organizational expenses and others	(51,249,570)	(12,194,184)	-	-	(63,443,754)
Property and equipment and miscellaneous assets	(93,234,015)	527,723	-	-	(92,706,292)
Debt securities and investments in equity instruments	(16,802,043)	13,870,540	-	-	(2,931,503)
Tax inflation adjustment	77,376	(43,764)	-	33,612	-
Tax losses	58,006,890	(42,728,106)	-	15,278,784	-
Other	59	(7)	-	52	-

Balance	29,177,124	5,541,834	-	193,800,507	(159,081,549)

Offsettings				(159,081,549)	159,081,549

Net Deferred Assets				34,718,958	-

Account		Changes recognized in		As of 12.31.24
	As of 12.31.23	Profit or loss	OCI	Deferred tax asset	Deferred tax liability

Allowance for loan losses	34,487,693	18,510,832	-	52,998,525	-
Provisions	89,240,302	(24,738,583)	-	64,501,719	-
Loans and cards commissions	9,048,081	5,830,102	-	14,878,183	-
Organizational expenses and others	(42,479,137)	(8,770,433)	-	-	(51,249,570)
Property and equipment and miscellaneous assets	(104,636,625)	11,402,610	-	-	(93,234,015)
Debt securities and investments in equity instruments	(43,567,910)	25,014,183	1,751,684	-	(16,802,043)
Tax inflation adjustment	3,195,644	(3,118,268)	-	77,376	-
Tax losses	3,154,696	54,852,194	-	58,006,890	-
Other	129	(70)	-	59	-

Balance	(51,557,127)	78,982,567	1,751,684	190,462,752	(161,285,628)

Offsettings				(161,285,628)	161,285,628

Net Deferred Assets				29,177,124	-

In the consolidated financial statements, the (current and deferred) income tax assets of a Group entity will not be offset with the (current and deferred) income tax liabilities of another Group entity because they are related to income tax amounts borne by different taxpayers and also because they do not have legal rights before tax authorities to pay or receive any amounts to settle the net position.

11.4. Income tax

Below are the main components of the income tax expense:

	Quarter ended 06.30.25	Accumulated as of 06.30.25	Quarter ended 06.30.24	Accumulated as of 06.30.24

Current income tax expense	(14,486,805)	(89,040,299)	11,370,976	13,781,239
Income/(loss) from deferred income tax	(15,755,630)	5,541,834	(102,641,567)	(144,585,593)

Income tax recognized through profit or loss	(30,242,435)	(83,498,465)	(91,270,591)	(130,804,354)

Income tax recognized through OCI	5,058,842	68,696,391	87,377,749	231,207,822

Total income tax	(25,183,593)	(14,802,074)	(3,892,842)	100,403,468

The Group's effective tax rate calculated on the income tax recognized in the income statement for the fiscal period ended June 30, 2025 and 2024 was 36% and 38%, respectively.

The income tax, pursuant to IAS 34, is recognized in interim periods over the best estimate of the weighted tax rate that the Entity expects for the fiscal year.

11.5. Inflation adjustment for tax purposes

Law No. 27,430 of Tax Reform, as amended by Laws 27,468 and 27,541, sets forth the following as regards the inflation adjustment for tax purposes, effective for fiscal years started on or after January 1, 2018:

i.	Such adjustment will be applicable in the tax year in which the percentage variation of the general consumer price index at national level (CPI) exceeds 100% in the thirty-six months prior to the end of the reporting fiscal year;

ii.	Regarding the first, second and third fiscal years as from January 1, 2018, the procedure will be applicable in the event that the variation of such index, calculated from the beginning and until the closing of each of those fiscal years, exceeds 55%, 30% and 15% for the first, second and third years of application, respectively;

iii.	The effect of the positive or negative inflation adjustment for tax purposes, as the case may be, corresponding to the first, second and third fiscal years started on or after January 1, 2018, is charged one third in that tax period and the remaining two thirds, in equal parts, in the two immediately following tax periods;

iv.	The effect of the positive or negative inflation adjustment corresponding to the first and second tax years starting on or after January 1, 2019, is charged one-sixth in the tax year in which the adjustment is determined and the remaining five-sixths in the immediately following tax periods; and

v.	For tax years beginning on or after January 1, 2021, 100% of the adjustment may be deducted in the year in which it is determined.

As of June 30, 2025, the parameters established by the income tax law to apply the inflation adjustment for tax purposes are met and the effects arising from the application of such adjustment as provided by law have been included when booking current and deferred income tax.

11.6. Income tax corporate rate:

Law No. 27,630, enacted on June 16, 2021 through Decree No. 387/2021, set forth for fiscal years starting on or after January 1, 2021, a tax rate scale scheme of 25%, 30% and 35% to be progressively applied according to the level of taxable net income accumulated as of each fiscal year end. In these financial statements, the Entity and its subsidiaries have determined current income tax using the tax rate applicable to the total expected income for the year, while deferred income tax balances were measured using the progressive tax rate that is expected to be in effect when the temporary differences are reversed.

11.7. Other tax matters

-Request for refund. Fiscal year 2019

As concerns fiscal year 2019, the Entity assessed its income tax liability applying the inflation adjustment for tax purposes according to the terms of the Public Emergency Law, which maintains the inflation adjustment mechanism set out under Title VI of the Income Tax Law. Nevertheless, one sixth of the resulting inflation adjustment amount should be recognized during that fiscal year, with the remaining five sixths being computed, in equal parts, over the five immediately following fiscal years. Such deferral has been recognized as a deferred tax asset.

On August 21, 2020, the Bank filed a request for refund at the administrative stage pursuant to the provisions of the first paragraph of section 81 of Law No. 11683 (as compiled in 1998 and as amended) to recover the amount of 4,528,453 (in nominal values).

Upon no response from the tax authorities, on June 17, 2021 the Entity filed a motion for expedited proceedings and on November 18, 2021 a legal action was filed before National Court on Federal Administrative Matters No. 10 (Court Clerk’s Office No. 24).

On February 7, 2025, a favorable judgment was rendered in favor of the Entity, upholding the claim and admitting the refund of the amounts paid in excess. This judgment was appealed.

Pursuant to the financial reporting framework set forth by the BCRA, the Entity does not record assets in relation to requests for refund filed.

-Inflation adjustment for tax purposes. Fiscal year 2020

In relation to fiscal year 2020, the Entity determined the income tax as of December 31, 2020 by applying the inflation adjustment for tax purposes in accordance with the provisions of the Public Emergency Law.

On May 26, 2021, and based on related case law, the Entity’s Board of Directors approved the filing of an action against AFIP for declaratory judgment of unconstitutionality of section 194 of the Income Tax Law (as compiled in 2019) and/or of such rules that prohibit the full application of the inflation adjustment for tax purposes, on the grounds that they would lead to the assessment of a confiscatory income tax liability for fiscal year 2020; therefore allowing the full application of the mechanism set forth in section 106, paragraphs a) through e), Title VI of the Income Tax Law in that fiscal year.

Consequently, as of December 31, 2021, the Entity accounted for an adjustment in nominal values to the income tax liability assessed for the fiscal year ended December 31, 2020 in the amount of 5,817,000 (130,309,408 in restated values), with the ensuing impact on deferred tax assets by 5,033,000 (decrease) (115,501,093 in restated values) and on the income tax expense of 784,000 (14,808,326 in restated values).

On August 15, 2023, a trial court decision sustaining the claim filed by the Bank was issued. On August 22, 2023, the Bank filed an appeal against the imposition of legal costs, requiring that they be imposed on the losing party. On August 23, 2023, AFIP appealed the merits of the case, requiring the revocation of the judgment.

On July 1, 2024, the Court rejected the AFIP’s claims on the merits and resolved to impose court costs on AFIP in both instances. AFIP filed an extraordinary appeal against the favorable judgment for the Bank, which was also rejected.

On April 16, 2025, the Court decided to deny the extraordinary appeal filed by AFIP. Consequently, on April 25, 2025, AFIP filed an appeal with the Argentine Supreme Court of Justice.

-Request for refund. Fiscal year 2021

On June 30, 2022, the Bank filed a prior administrative claim before the AFIP in order to obtain the recognition of the corrective tax return in less filed on June 30, 2022 with respect to the Income Tax for the 2021 tax year for 309,000 (in nominal values), on the grounds that the partial application of the correction mechanisms of the inflation adjustment under the provisions of Section 93 of the Income Tax Law is unconstitutional, since it affects the principle of reasonableness, equality, contributive capacity and confiscatory nature.

On June 6, 2023, a prompt resolution was requested. In view of the AFIP's silence, on September 20, 2023, a claim was filed before the Federal Court on Contentious Administrative Matters No. 1, Clerks’ Office No. 1.

-Inflation adjustment for tax purposes. Fiscal year 2022

On June 2, 2023, the Bank filed an unconstitutionality action against the AFIP to obtain a ruling declaring the unconstitutionality of section 93 of Income Tax Law (as revised in 2019) or other regulations preventing the comprehensive application of the tax adjustment for inflation, as it leads to a confiscatory income tax assessment for 2022 and, consequently, allows for the comprehensive adoption of the cost and amortization adjustment method provided for by sections 62 through 66, 71, 87 and 88 of Income Tax Law. The action is pending before the Federal Court on Contentious Administrative Matters No. 9.

The file is currently in the discovery stage.

-Request for refund. Fiscal year 2023

On September 13, 2024, the Bank filed an administrative claim with the AFIP requesting that the amending tax return filed on May 13, 2024, in connection with income tax for the 2023 tax year amounting to 2,491,499 (in nominal terms) be recognized. The claim was grounded on the fact that the partial application of the adjustment for inflation mechanisms under section 93, Income Tax Law, is unconstitutional because it affects the fairness, equality, tax-paying capacity and confiscation principles.

-Requests for refund. Fiscal years 2014 and 2015

Regarding fiscal years 2014 and 2015, the Entity assessed income tax without applying the inflation adjustment for tax purposes, consequently a higher tax was paid in the amounts of 647,945 and 555,002, respectively, in nominal values, based on grounds similar to those stated in the first paragraph “Inflation Adjustment for Tax Purposes. Fiscal Years 2019 and 2020”.

In the judicial case of the repetition corresponding to the fiscal period 2014, on July 12, 2023, the Entity was notified of the judgment issued by the Supreme Court of Justice, by which the extraordinary appeal and the complaint filed by the Treasury were rejected. In this way, the favorable judgments of the previous instances that recognized the Bank the repetition of 647,946 (in nominal values) for said period plus interest until effective payment become final.

Then, on November 19, 2024, the Court approved the liquidation of 647,945 (in nominal values) plus 2,226,229 (in nominal values) corresponding to accrued interest from the filing of the request for repetition until September 23, 2024 (in nominal values) calculated according to the average monthly passive rate published by the BCRA and as of July 17, 2019, the effective monthly rate published by the AFIP applies, in compliance with Resolution MH 598/19, 559/2022 and 3/2024. Without prejudice to the interest that will continue to accrue until the payment date.

As a result of the abovementioned favorable decisions by the Argentine Supreme Court of Justice and the collection of one of such cases, the Bank booked a receivable of 3,016,501 restated as of June 30, 2025.

In turn, on April 4, 2017, a request for refund was filed in relation to the higher amount of tax paid for fiscal year 2015. Likewise, on December 29, 2017, the related judicial action was filed for this fiscal year.

On June 28, 2022, the Federal Appellate Court on Administrative Matters (Courtroom VII) rendered judgment in favor of the Bank as regards the recovery of the income tax for tax period 2015 and AFIP appealed such judgment.

On October 25, 2023, the Appellate Court rendered favorable judgment in the case relating to the request for refund of the Income Tax due to the application of the tax inflation adjustment in 2015, confirming the first instance judgment.

On July 10, 2025, the Court decided to dismiss the extraordinary appeal filed by AFIP and upheld the Bank’s appeal as regards the rate applicable to the claim and the refund procedure.

The AFIP and the Entity filed extraordinary appeals.

On October 25, 2024, through Presidential Decree No. 953/2024, the Federal Executive established that the AFIP be dissolved and the ARCA (Revenue and Customs Control Agency) be created.

12. Investments in equity instruments

12.1. Investments in equity instruments through profit or loss

Breakdown is as follows:

	06.30.25	12.31.24

Private securities - Shares of other non-controlled companies	6,387,924	9,386,294

TOTAL	6,387,924	9,386,294

A breakdown of this information is provided in Exhibit A.

12.2. Investments in equity instruments through other comprehensive income

Breakdown is as follows:

	06.30.25	12.31.24

Compensadora Electrónica S.A.	4,100,954	2,804,901
A3 Mercados S.A. (former Mercado Abierto Electrónico S.A.)	3,501,911	1,164,532
Banco Latinoamericano de Exportaciones S.A.	973,091	847,082
Seguro de Depósitos S.A.	308,770	308,770
Other	55,864	57,030

TOTAL	8,940,590	5,182,315

13. Investments in associates

Breakdown is as follows:

	06.30.25	12.31.24

Rombo Compañía Financiera S.A.	15,906,088	11,921,771
BBVA Seguros Argentina S.A.	8,437,287	8,536,166
Interbanking S.A.	6,101,631	3,885,340
Openpay Argentina S.A. (2)	877,983	848,976
Play Digital S.A. (1)	497,880	2,221,457

TOTAL	31,820,869	27,413,710

(1)	To establish the value of this investment, accounting information from Play Digital S.A. has been used as of March 31, 2025. Additionally, significant transactions carried out or events that occurred between April 1 and June 30, 2025 have been considered. In addition, on August 23, 2024, a capital contribution was made for 427,401 (549,851 in restated values).

(2)	On July 4, 2024, a capital contribution was made, amounting to 250,377 (335,549 in restated values), which was paid in in cash.

14. Property and equipment

Breakdown is as follows:

	06.30.25	12.31.24

Real estate	501,168,038	502,309,599
Furniture and facilities	90,916,658	95,198,676
Right of use – Real Estate (1)	68,472,019	65,638,853
Machinery and equipment	45,657,702	55,758,549
Works in progress	39,335,035	22,861,364
Vehicles	2,782,191	2,387,964

TOTAL	748,331,643	744,155,005

(1)	The breakdown of lease assets and liabilities as well as interest and foreign exchange differences recognized in profit or loss is disclosed in Note 25 to these consolidated condensed interim financial statements.

As mentioned in note 2.3.12 to the consolidated financial statements for the fiscal year ended December 31, 2024, which have already been issued, the recoverable value of Property and equipment exceeded its accounting balance.

15. Intangible assets

Breakdown is as follows:

	06.30.25	12.31.24

Own systems development expenses	88,503,682	79,680,271

TOTAL	88,503,682	79,680,271

16. Other non-financial assets

Breakdown is as follows:

	06.30.25	12.31.24

Investment properties	151,950,973	153,381,752
Prepayments	35,592,880	32,375,599
Tax advances	25,310,856	17,463,336
Advances to suppliers of goods	21,726,967	19,953,675
Other miscellaneous assets	17,482,349	15,675,565
Advances to personnel	267,178	12,633,893
Foreclosed assets	185,870	187,337
Other	11,733,994	3,208,129

TOTAL	264,251,067	254,879,286

Investment properties include pieces of real estate leased to third parties. The average term of lease agreements is 6 years. Subsequent renewals are negotiated with the lessee. The Group has classified these leases as operating leases, since these arrangements do not substantially transfer all risks and benefits inherent to the ownership of the assets. The rental income is recognized under “Other operating income” on a straight-line basis during the term of the lease.

As mentioned in note 2.3.12 to the consolidated financial statements for the fiscal year ended December 31, 2024, which have been already issued, the recoverable value of Investment properties does not exceed its accounting balance considering the impairment recorded as of such date in the properties detailed below:

Account	Impairment
	06.30.25	12.31.24

Rented Real Estate – Torre BBVA	(19,202,583)	(19,202,583)
Rented Real Estate – Della Paolera	(12,520,149)	(12,520,149)
Rented Real Estate – Edificio Tesla	(9,905,056)	(9,905,056)
Rented Real Estate - Viamonte	(1,712,163)	(1,712,163)

TOTAL	(43,339,951)	(43,339,951)

17. Non-current assets held for sale

It includes pieces of real estate located in the Argentine Republic, which the Bank’s Board of Directors agreed to sell in the short term.

Breakdown is as follows:

	06.30.25	12.31.24

Real Estate held for sale – Villa del Parque	1,737,853	1,737,853
Real Estate held for sale – Llavallol	955,248	955,248
Real Estate held for sale – Avellaneda	396,904	396,904
Real Estate held for sale- Villa Lynch	314,052	314,052
Real Estate held for sale- Bernal	231,848	231,848
Real Estate held for sale- Fisherton (1)	-	679,809

TOTAL	3,635,905	4,315,714

(1) On January 13, 2025, the real estate held for sale – Fisherton was sold.

As mentioned in note 2.3.12 to the consolidated financial statements for the fiscal year ended December 31, 2024, which have already been issued, the recoverable value of non-current assets held for sale does not exceed its accounting balance considering the impairment recorded as of such date detailed below:

Account	Impairment
	06.30.25	12.31.24

Real Estate held for sale- Fisherton	-	(1,140,248)

TOTAL	-	(1,140,248)

18. Deposits

The information on concentration of deposits is disclosed in Exhibit H. Breakdown is as follows:

	06.30.25	12.31.24

Non-financial Government sector	126,092,240	138,823,337
Financial Sector	9,892,636	4,980,448
Non-financial Private Sector and Residents Abroad	12,890,631,169	11,284,934,129
Savings accounts	5,432,680,439	5,258,333,845
Time deposits	4,845,072,795	3,563,726,242
Checking accounts	2,226,422,877	2,050,215,274
Investment accounts	330,128,284	349,611,053
Other	56,326,774	63,047,715

TOTAL	13,026,616,045	11,428,737,914

19. Liabilities at fair value through profit or loss

Breakdown is as follows:

	06.30.25	12.31.24

Liabilities for transactions with government securities	422,633	-

TOTAL	422,633	-

20. Other financial liabilities

Breakdown is as follows:

	06.30.25	12.31.24

Obligations from financing of purchases	1,119,342,401	1,044,425,296
Funds collected under ARCA’s instructions	153,605,730	22,014,887
Receivables for spot purchases pending settlement	127,237,351	10,292,057
Collections and other transactions on behalf of third parties	103,805,913	119,351,248
Payment orders pending credit	40,417,646	33,902,150
Lease liabilities (Note 25)	37,620,769	37,289,941
Commissions accrued payable	190,993	196,623
Cash and cash equivalents for spot purchases or sales pending settlement	-	34,945,529
Other	77,003,664	73,378,845

TOTAL	1,659,224,467	1,375,796,576

21. Financing received from the BCRA and other financial institutions

Breakdown is as follows:

	06.30.25	12.31.24

Local financial institutions	300,628,214	180,610,653
Foreign financial institutions	66,507,397	50,385,809
BCRA	388,623	268,080

TOTAL	367,524,234	231,264,542

22. Corporate bonds issued

As of June 30, 2025 and December 31, 2024, the balances related to corporate bonds of the Bank and its subsidiaries were as follows:

Detail	Issuance date	Nominal value	Maturity	Rate	Payment of interest	Outstanding securities as of 06.30.25	Outstanding securities as of 12.31.24

Class 30 BBVA- ARS	12.12.2024	24,150,965	09.12.2025	FIXED TEM 2.75%	Upon maturity	24,150,965	17,366,068
Class 31 BBVA- ARS	12.12.2024	37,706,733	12.12.2025	TAMAR + 2.74%	Quarterly	37,706,733	43,399,224
Class 32 BBVA - US$	02.27.2025	19,714,315	02 27.2026	FIXED 3.5%	Upon maturity	19,714,315	-
Class 33 BBVA - US$	02.27.2025	24,413,963	08.27.2025	FIXED 4%	Upon maturity	24,413,963	-
Class 34 BBVA - ARS	02.27.2025	57,002,870	02.27.2026	TAMAR + 2.75%	Quarterly	57,002,870	-
Class 35 BBVA- US$	06.03.2025	74,406,560	06.03.2026	FIXED 5.75%	Semi-annual	74,406,560	-
Class 36 BBVA- ARS	06.10.2025	113,034,489	06.10.2026	TAMAR + 3.20%	Quarterly	113,034,489	-
Class 29 BBVA- ARS	09.23.2024	24,500,000	06.23.2025	BADLAR + 5%	Quarterly	-	28,198,704
Class 11 Volkswagen Financial Services - ARS	10.22.2024	15,974,963	10.22.2025	BADLAR + 5.75%	Quarterly	15,974,963	18,386,663
Corporate bond Series 29 PSA - ARS	12.23.2024	11,655,556	09.23.2025	FIXED TNA 36.72%	Upon maturity	11,655,556	13,415,166
Corporate bond Series 30 PSA - ARS	12.23.2024	8,344,444	06.23.2026	TAMAR + 3.25%	Quarterly	8,344,444	9,604,184
Corporate bond Series 31 PSA - ARS	02.28.2025	3,932,547	03.01.2027	FIXED UVA 8%	Quarterly	3,932,547	-
Corporate bond Series 32 PSA - ARS	02.28.2025	19,813,161	03 02.2026	TAMAR + 3.2%	Quarterly	19,813,161	-
Corporate bond Series 33 PSA - ARS	02.28.2025	6,650,000	08.28.2025	FIXED 3%	Upon maturity	6,650,000	-

				Total Consolidated Principal		416,800,566	130,370,009
				Consolidated Accrued Interest and adjustments payable		15,391,231	3,025,501
				Total Consolidated Principal and Interest and adjustments accrued		432,191,797	133,395,510

Definitions

BADLAR RATE: Interest rate for deposits over 1 (one) million pesos, for a term of 30 to 35 days.

TAMAR RATE: Interest rate for deposits over 1 (one) billion, for a term of 30 to 35 days.

TEM: Monthly effective rate.

TNA: Annual nominal rate

UVA: Acquisition value unit. The unit includes the update of the Benchmark Stabilization Coefficient (CER).

Below is a detail of current Corporate Bonds Global Program:

Company	Authorized amount	Type of Corporate Bond	Term	Shareholders’ Meeting/Board of Directors’ Approval Date	CNV Approval
Banco BBVA Argentina S.A.	US$ 1,000,000 thousand or its equivalent	Non-subordinated, simple corporate bonds not convertible into shares, secured, if permitted by current regulations, with floating and/or special guarantees, and/or subordinated, convertible or not into shares, secured.	5 years	Approval by Shareholders’ Meetings dated July 15, 2003, April 26, 2007, March 28, 2008, March 30, 2011, March 26, 2012, April 9, 2013, and April 10, 2018. Approval by Board of Directors’ Meetings dated August 31, 2004, December 7, 2004, September 24, 2008, September 23, 2009, December 22, 2009, June 24, 2022, December 20, 2022, May 22, 2024 and March 26, 2025	Resolution No. 14,967 dated November 29, 2004, and extended through Resolution No. 16,010 dated November 6, 2008. The increase in the program's total outstanding amount was authorized through Resolution No. 16,611 dated July 21, 2011, and through Resolution No. 16,826 dated May 30, 2012. In addition, a new program term extension was authorized through Resolution No, 17,127 dated July 11, 2013, and the amendment of its general terms and conditions, the extension of its term and the increase in its maximum amount were authorized through Resolution No. RESFC-2018-19516-APN-DIR#CNV dated May 17, 2018. The extension of the program term, the reduction of the amount and the amendment of certain terms and conditions were authorized by CNV Resolution No. DI-2022-36-APN-GE#CNV dated July 13, 2022. Finally, the increase of the Program amount was authorized by CNV Resolution No. DDI-2025-80-APN-GE#CNV dated May 15, 2025.
Volkswagen Financial Services Cía. Financiera S.A.	US$ 250,000 thousand or its equivalent	Simple, not convertible into shares	5 years	04.28.25

The creation of the program and the extension thereof were authorized by Resolution No. RESFC-2018-19549-APN-DIR#CNV dated June 14, 2018, and DI2023-38-APN-GE#CNV dated August 18, 2023, respectively, issued by the Board of Directors of the CNV.

PSA Finance Argentina Compañía Financiera S.A.	Thousands of US$ 150,000 or its equivalent	Simple, non-convertible into shares	5 years	06.26.25	On April 26, 2018, the ordinary and extraordinary general shareholders’ meeting of PSA Finance Argentina Compañía Financiera S.A. decided on the updating and amendment of the Program terms and conditions to place corporate bonds stated in monetary units adjustable by indices, which was authorized by the CNV through Resolution No. RESFC-2018-19523- APN-DIR#CNV dated May 17, 2018. The extension of the Program for a term of 5 (five) years and the amendment to its terms and conditions were approved by the ordinary and extraordinary shareholders’ meeting held on April 20, 2023. The amendments to the Program terms and conditions were approved by the Board of Governors’ Meeting dated September 26, 2023. The updating of the Prospectus and its preliminary version were approved through the resolution by the sub-delegate on November 3, 2023. On June 26, 2025, the expansion of the Global Program for the issuance of corporate bonds for a maximum outstanding nominal value of up to USD 150,000,000 or its equivalent in other currencies or units of value or measurement was approved. On August 8, 2025, the update and amendment of the Global Program for the issuance and reissuance of simple corporate bonds was issued and approved by the CNV on August 11, 2025.

23. Provisions

Breakdown is as follows:

	06.30.25	12.31.24

Provision for contingent commitments (Exhibits J and R)	33,958,447	26,218,872
Provisions for termination plans (Exhibit J)	2,663,129	2,014,612
For administrative, disciplinary and criminal penalties (Note 52 and Exhibit J)	5,000	5,755
Other contingencies	25,301,403	25,969,353
Provision for commercial claims	17,564,944	18,758,480
Provision for tax claims	1,277,967	1,367,008
Provision for labor lawsuits	1,965,160	1,357,948
Other	4,493,332	4,485,917

TOTAL	61,927,979	54,208,592

It includes the estimated amounts to pay highly likely liabilities which, in case of occurrence, would generate a loss for the Entity.

The breakdown of and changes in provisions recognized for accounting purposes are included in Exhibit J. However, below is a brief description:

-	Contingent commitments: it reflects the credit risk arising from the assessment of the degree of compliance of the beneficiaries of unused overdrafts, unused credit card balances, guarantees, sureties and other contingent commitments for the benefit of third parties on behalf of customers, and of their financial position and the counter guarantees supporting those transactions.

-	Termination benefit plans: for certain terminated employees, the Bank (fully or partially) bears the cost of private health care plans for a certain period after termination. The Bank does not cover any situations requiring medical assistance, but it only makes the related health care plan payments.

-	Administrative, disciplinary and criminal penalties: administrative penalties imposed by the Financial Information Unit, even if there were court or administrative measures to suspend payment and regardless of the status of the disciplinary proceedings.

-	Other: it reflects the estimated amounts to pay tax, labor and commercial claims and miscellaneous complaints.

In the opinion of the Group’s Management and its legal advisors, there are no significant effects other than those stated in these consolidated financial statements, the amounts and repayment terms of which have been recorded based on the current value of those estimates, considering the probable date of their final resolution.

Contingent liabilities have not been recognized in these consolidated condensed interim financial statements and are related to 168 claims brought against the Bank, including civil and commercial claims, all of which have arisen in the ordinary course of business. The estimated amount of such claims is 74,401, out of which a potential or possible cash disbursement of approximately 52,020 is expected for the next 6 months. These claims are primarily related to lease-purchase agreements and petitions to secure evidence. The Group's Management and legal advisors consider that the probability that these cases involve cash disbursements is possible but not probable and that the potential cash disbursements are not material.

24. Other non-financial liabilities

Breakdown is as follows:

	06.30.25	12.31.24

Miscellaneous creditors	340,992,731	300,314,484
Short-term personnel benefits	121,634,527	126,184,375
Other collections and withholdings	105,669,072	106,572,693
Other taxes payable	67,412,333	50,749,837
Advances collected	65,994,760	80,579,673
Dividends payable (Note 44)	30,977,476	-
Long-term personnel benefits	5,536,608	5,297,538
For contract liabilities (1)	5,400,065	7,705,970
Social security payment orders pending settlement	1,973,379	1,113,659
Termination benefits payable	-	4,926,267
Other	3,836,079	4,244,859

TOTAL	749,427,030	687,689,355

(1) It represents a performance obligation that must be complied with within a period of time.

25. Leases

The Group as lessee

Below is a detail of the amounts related to the rights of use under leases and lease liabilities in force as of June 30, 2025:

Rights of use under leases

	Original			Impairment				Residual
	value as of			Accumulated		For the	Accumulated at	value as of
Account	01.01.25	Additions	Derecognitions	as of 01.01.25	Derecognitions	period (1)	period-end	06.30. 25

Leased real estate	122,816,063	5,861,690	1,980,598	57,177,210	1,418,829	2,466,755	58,225,136	68,472,019

(1) See note 38

	Original			Impairment				Residual
	value as of			Accumulated		For the	Accumulated at of	value as of
Account	01.01.24	Additions	Derecognitions	as of 01.01.24	Derecognitions	period	year end	12.31.24

Leased real estate	123,092,063	16,146,234	16,422,234	62,085,622	9,585,118	4,676,706	57,177,210	65,638,853

Lease liabilities

Future minimum payments for lease agreements are as follows:

	In foreign currency	In local currency	06.30.25	12.31.24

Up to one year	1,902,081	494,909	2,396,990	1,296,955
From 1 to 5 years	18,742,344	5,115,947	23,858,291	25,240,597
More than 5 years	11,365,488	-	11,365,488	10,752,389

			37,620,769	37,289,941

Interest and exchange rate difference recognized in profit or loss

	06.30.25	06.30.24

Other operating expenses

Interest on lease liabilities (Note 39)	(2,084,103)	(2,368,513)

Exchange rate difference

Exchange rate difference for finance lease (loss)	(4,412,199)	(4,913,780)

26. Share capital

Breakdown is as follows:

–	Share capital
Shares				Share capital
Class	Quantity	Par value per share	Votes per share	Outstanding shares	Paid-in (1)
Common	612,710,079	1	1	612,710	612,710

(1)              Registered with the Public Registry of Commerce.

Banco BBVA Argentina S.A. is a corporation (sociedad anónima) incorporated under the laws of Argentina. The shareholders limit their liability to the shares subscribed and paid in, pursuant to the Argentine Companies Law (Law No. 19550). Therefore, and pursuant to Law No. 25.738, it is reported that neither foreign capital majority shareholders nor local or foreign shareholders shall be liable in excess of the above-mentioned capital contribution for obligations arising from transactions carried out by the Bank.

-	Share premium

The additional paid-in capital account represents the difference between the nominal value of the shares issued and the subscription price.

-	Equity adjustments

Includes the cumulative monetary inflation adjustment to share capital and additional paid-in capital.

-	Other comprehensive income/(loss) (OCI)
–	Income/(loss) from financial assets measured at fair value through OCI: It comprises the accumulated net change in the fair value of financial assets measured at fair value through OCI, net of the related income tax.
–	Other: This item represents the Bank’s participation in its associates’ and joint ventures’ OCI.
-	Legal reserve

B.C.R.A. regulations establish that 20% of net income determined in accordance with B.C.R.A. Generally Accepted Accounting Principles must be allocated to the legal reserve. (see note 44 a)).

-	Other reserves

Set up to comply with the CNV requirement whereby all the retained earnings assessed under BCRA regulations must be allocated by the stockholders' meeting to cash dividends, stock dividends, the constitution of reserves other than the legal reserve, or a combination thereof. This item is composed of the following:

–	Optional reserve: it includes all the other reserves set up by the express will of the Entity.
–	Reserve for first-time application of IFRS: originated in the valuation differences of assets and liabilities in accordance with international financial reporting standards at the time of initial adoption.

27. Interest income

Breakdown is as follows:

	Quarter ended 06.30.25	Accumulated as of 06.30.25	Quarter ended 06.30.24	Accumulated as of 06.30.24

Interest from commercial papers	182,615,787	358,913,500	142,538,416	372,045,193
Interest from consumer loans	171,556,014	317,605,094	73,105,465	139,137,578
Interest from credit card loans	164,638,791	316,804,116	130,218,345	280,934,496
Interest from government securities	112,695,016	292,018,148	194,356,023	287,266,988
Interest from other loans	108,342,576	193,846,301	54,967,542	144,021,299
CER clause adjustment	102,480,190	186,225,023	354,233,039	819,897,606
Interest from overdrafts	87,620,483	151,062,907	88,679,339	204,157,448
UVA clause adjustment	44,919,792	74,463,354	78,238,583	189,476,969
Interest from pledge loans	27,039,709	52,066,418	13,924,115	29,603,614
Interest from loans for the prefinancing and financing of exports	20,497,905	32,608,878	3,433,598	5,547,511
Interest on loans to the financial sector	10,949,341	17,891,893	3,807,130	9,146,090
Interest from mortgage loans	6,915,185	12,443,495	6,738,935	8,441,456
Interest from finance leases	3,416,361	6,892,027	3,714,361	8,232,524
Interest from private securities	666,758	1,427,769	1,272,041	3,600,534
Premium for reverse repurchase agreements	9,283	9,283	205,721,125	961,825,641
Other interest	6,211,026	9,571,280	2,042,997	3,830,024

TOTAL	1,050,574,217	2,023,849,486	1,356,991,054	3,467,164,971

28. Interest expense

Breakdown is as follows:

	Quarter ended 06.30.25	Accumulated as of 06.30.25	Quarter ended 06.30.24	Accumulated as of 06.30.24

Interest from time deposits	337,305,188	634,407,260	265,471,417	644,846,193
Interest from current accounts deposits	64,923,006	120,772,324	67,793,434	398,207,668
Interest from other financial liabilities	26,834,646	46,211,339	15,508,876	21,224,083
Interfinancial loans received	21,020,635	39,059,921	3,458,911	17,407,692
UVA clause adjustment	4,719,568	9,381,914	52,008,376	121,818,632
Interest from savings accounts deposits	2,209,590	4,114,490	6,655,982	15,348,515
Borrowing surety bond transactions	1,749,229	2,600,745	-	-
Premium for repurchase agreements	-	1,613,202	41,296	41,296

TOTAL	458,761,862	858,161,195	410,938,292	1,218,894,079

29. Commission income

Breakdown is as follows:

	Quarter ended 06.30.25	Accumulated as of 06.30.25	Quarter ended 06.30.24	Accumulated as of 06.30.24

For credit cards	87,025,992	185,416,547	85,886,529	162,793,660
Linked to liabilities	52,407,079	103,436,311	42,662,363	80,889,139
Linked to loans	19,977,392	40,582,044	17,753,957	33,648,389
From insurance	6,812,709	13,678,709	5,651,306	11,106,353
From foreign trade and foreign currency transactions	6,264,837	12,683,643	7,254,563	15,709,525
Linked to securities	3,903,030	10,586,289	4,587,801	10,030,662
Linked to loan commitments	104,712	1,522,936	226,095	310,987
From guarantees granted	24,324	99,882	120,829	226,257

TOTAL	176,520,075	368,006,361	164,143,443	314,714,972

30. Commission expenses

Breakdown is as follows:

	Quarter ended 06.30.25	Accumulated as of 06.30.25	Quarter ended 06.30.24	Accumulated as of 06.30.24

For credit and debit cards	51,526,475	103,253,703	47,671,698	79,207,666
For foreign trade transactions	17,258,480	32,195,092	19,562,113	38,605,710
For new channels	5,560,979	12,576,250	4,758,881	8,966,084
For payment of wages	5,237,637	12,321,806	5,794,058	12,036,442
For data processing	2,552,400	5,319,945	3,662,966	6,678,153
For advertising campaigns	145,597	666,440	75,315	382,384
Linked to transactions with securities	145,652	193,944	37,032	86,382
Other commission expenses	40,217	1,634,535	603,032	3,288,163

TOTAL	82,467,437	168,161,715	82,165,095	149,250,984

31. Net income (loss) from measurement of financial instruments at fair value through profit or loss

Breakdown is as follows:

	Quarter ended 06.30.25	Accumulated as of 06.30.25	Quarter ended 06.30.24	Accumulated as of 06.30.24

Gain from government securities	40,332,282	72,762,078	44,407,022	102,106,311
Gain from private securities	2,810,302	3,826,092	1,398,397	1,826,767
Gain /(loss) from foreign currency forward transactions	2,699,362	3,782,880	(3,528,361)	(14,735,214)
Interest rate swaps	1,199,139	806,871	537,913	537,913
Gain from corporate bonds	9,954	10,288	1,017,217	1,175,601
Loss from put options taken	-	-	(615,831)	(1,625,443)
Others	(403)	(403)	-	3,310

TOTAL	47,050,636	81,187,806	43,216,357	89,289,245

32. Net income from write-down of assets at amortized cost and at fair value through OCI

Breakdown is as follows:

	Quarter ended 06.30.25	Accumulated as of 06.30.25	Quarter ended 06.30.24	Accumulated as of 06.30.24

Income from sale of government securities	(336,417)	82,734,310	13,521,058	117,630,943
Income from sale of private securities	42,516	1,932,935	5,536,451	5,443,631

TOTAL	(293,901)	84,667,245	19,057,509	123,074,574

33. Foreign exchange and gold gains/(losses)

Breakdown is as follows:

	Quarter ended 06.30.25	Accumulated as of 06.30.25	Quarter ended 06.30.24	Accumulated as of 06.30.24

Income from trading in foreign currency	50,341,763	70,587,703	16,187,663	27,231,045
Conversion of foreign currency assets and liabilities into pesos	3,874,380	(7,748,645)	12,165,193	18,031,654

TOTAL	54,216,143	62,839,058	28,352,856	45,262,699

34. Other operating income

Breakdown is as follows:

	Quarter ended 06.30.25	Accumulated as of 06.30.25	Quarter ended 06.30.24	Accumulated as of 06.30.24

Adjustments and interest on miscellaneous receivables	9,344,054	19,083,446	12,567,614	35,260,060
Rental of safe deposit boxes	8,127,755	16,275,430	6,270,967	10,843,704
Debit and credit card commissions	5,425,361	11,896,002	3,585,149	6,775,333
Punitive interest	5,788,521	9,604,706	2,106,209	3,693,696
Loans recovered	3,237,105	6,506,103	4,288,612	6,724,857
Rent	1,892,558	3,799,607	1,565,504	3,427,458
Fee expenses recovered	1,599,099	3,211,731	1,147,627	2,319,120
Commission from syndicated transactions	245,418	657,534	404,190	855,525
Allowances reversed	(1,653,614)	142,055	2,418,150	2,819,584
Other operating income	3,584,602	7,556,390	5,607,660	14,160,485

TOTAL	37,590,859	78,733,004	39,961,682	86,879,822

35. Impairment of financial assets

Breakdown is as follows:

	Quarter ended 06.30.25	Accumulated as of 06.30.25	Quarter ended 06.30.24	Accumulated as of 06.30.24

Financial assets at amortized cost
Loan loss allowance in pesos	141,086,704	242,057,322	58,041,287	99,351,596
Loan loss allowance in foreign currency	3,602,305	4,138,387	(100,210)	2,996,717

Financial assets at fair value through OCI
Correction of value due to credit losses	(164,671)	(78,810)	(10,749)	16,017

TOTAL	144,524,338	246,116,899	57,930,328	102,364,330

36. Personnel benefits

Breakdown is as follows:

	Quarter ended 06.30.25	Accumulated as of 06.30.25	Quarter ended 06.30.24	Accumulated as of 06.30.24

Salaries	82,584,953	162,295,857	80,119,873	160,208,162
Social security withholdings and collections	26,124,040	49,067,723	22,223,369	48,247,854
Other short-term personnel benefits	22,216,242	41,206,462	18,714,416	56,589,718
Personnel services	4,954,509	8,534,555	3,709,823	6,214,762
Personnel compensation and bonuses	4,058,134	7,307,527	23,152,280	25,115,759
Employee termination benefits (Exhibit J)	912,765	912,765	986,367	986,367
Other long-term benefits	934,488	934,488	3,975,994	3,975,994

TOTAL	141,785,131	270,259,377	152,882,122	301,338,616

37. Administrative expenses

Breakdown is as follows:

	Quarter ended 06.30.25	Accumulated as of 06.30.25	Quarter ended 06.30.24	Accumulated as of 06.30.24

Contracted administrative services	25,015,522	53,747,310	23,657,063	44,676,895
Taxes	19,206,019	38,053,667	39,212,071	78,982,202
Armored transportation services	12,798,438	34,608,036	13,728,399	26,044,268
Rent	15,930,540	31,127,012	21,018,876	46,066,117
Advertising	11,930,089	26,217,805	10,459,919	22,152,974
Maintenance and repair costs	13,454,687	26,179,506	12,954,825	26,626,819
Documents distribution	7,972,554	13,996,925	5,344,427	13,388,988
Security services	6,406,556	13,061,371	4,466,479	9,114,405
IT	8,048,294	12,648,199	10,936,598	22,217,219
Other fees	6,183,857	11,497,689	5,006,180	9,635,346
Electricity and communications	5,769,326	11,299,755	5,510,365	11,075,111
Trade reports	4,518,046	10,139,934	2,829,523	5,983,404
Insurance	1,225,664	2,661,887	989,131	2,164,401
Representation and travel expenses	1,325,913	2,408,696	850,047	1,939,159
Fees to Bank Directors and Supervisory Committee	231,792	420,132	181,914	360,094
Stationery and supplies	199,611	404,963	438,771	680,503
Other administrative expenses	7,438,986	14,328,587	5,715,765	12,894,745

TOTAL	147,655,894	302,801,474	163,300,353	334,002,650

38. Asset depreciation and impairment

Breakdown is as follows:

	Quarter ended 06.30.25	Accumulated as of 06.30.25	Quarter ended 06.30.24	Accumulated as of 06.30.24

Property and equipment (Note 14)	16,078,039	33,232,529	14,992,229	29,135,190
Intangible assets (Note 15)	5,036,183	8,484,007	7,862,216	9,645,608
Right of use of leased real estate (Note 14)	1,240,419	2,466,755	1,200,067	1,877,944
Other assets	1,232,308	1,432,249	956,426	1,346,061

TOTAL	23,586,949	45,615,540	25,010,938	42,004,803

39. Other operating expenses

Breakdown is as follows:

	Quarter ended 06.30.25	Accumulated as of 06.30.25	Quarter ended 06.30.24	Accumulated as of 06.30.24

Turnover tax	109,573,246	203,650,421	129,019,542	229,222,691
Initial recognition of loans	24,475,947	47,603,210	3,843,957	8,956,815
Other allowances (Exhibit J)	12,655,043	19,897,077	(24,384,100)	32,763,276
Contribution to the Deposit Guarantee Fund (Note 46)	4,920,701	9,660,709	2,870,323	5,589,643
Claims	4,669,063	6,838,669	952,868	1,797,459
Interest on liabilities from leases (Note 25)	1,001,851	2,084,103	1,146,666	2,368,513
Adjustment for restatement of dividends in constant currency	493,505	493,505	14,333,069	14,333,069
Other operating expenses	12,247,947	23,471,688	8,951,847	17,361,558

TOTAL	170,037,303	313,699,382	136,734,172	312,393,024

40. Fair values of financial instruments

40.1. Assets and liabilities measured at fair value

The fair value hierarchy of assets and liabilities measured at fair value as of June 30, 2025 is detailed below:

	Accounting balance	Level 1 Fair Value	Level 2 Fair Value	Level 3 Fair Value

Financial assets

Debt securities at fair value through profit or loss	624,361,348	624,036,923	324,425	-
Derivative instruments	12,038,260	8,521,140	3,517,120	-
Other financial assets	969,925	969,925	-	-
Other debt securities	2,349,135,186	2,334,243,210	12,934,258	1,957,718
Financial assets pledged as collateral	55,972,452	54,172,910	1,799,542	-
Investments in equity instruments	15,328,514	9,889,835	1,018,274	4,420,405

Financial liabilities

Liabilities at fair value through profit or loss	422,633	422,633	-	-
Derivative instruments	15,045,703	5,505,961	9,539,742	-

The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2024 is detailed below:

	Accounting Balance	Level 1 Fair Value	Level 2 Fair Value	Level 3 Fair Value

Financial assets

Debt securities at fair value through profit or loss	105,655,567	94,765,911	10,889,656	-
Derivative instruments	11,352,524	991,481	10,361,043	-
Other financial assets	862,280	862,280	-	-
Other debt securities	2,689,443,799	2,604,690,991	81,544,378	3,208,430
Financial assets pledged as collateral	143,871,318	143,871,318	-	-
Investments in equity instruments	14,568,609	9,386,294	886,806	4,295,509

Financial liabilities

Derivative instruments	4,441,163	-	4,441,163	-

Financial assets at fair value consist of Argentine Treasury Bonds, Argentine Treasury Bills, BCRA Bonds, private debt securities (corporate bonds), shares and mutual funds. Likewise, financial derivatives are classified at fair value. Such derivatives, include futures measured at the price of the market where they are traded (A3), foreign currency NDF (non-delivery forwards) and interest rate swaps.

40.2. Transfers between hierarchy levels

The Entity monitors the availability of market information in order to assess the category of financial instruments in the different hierarchies at fair value, as well as the resulting determination of inter-level transfers at each closing, considering the comparison of hierarchy levels of the current period versus previous year levels.

40.2.1. Transfers from Level 1 to Level 2

There are no Level 1 to Level 2 transfers for instruments measured at fair value as of period-end.

40.2.2. Transfers from Level 2 to Level 1

The following instruments measured at fair value through profit or loss or through OCI were transferred from Level 2 to Level 1 of the fair value hierarchy:

	06.30.25	12.31.24

Argentine Treasury Bonds In pesos adjusted by Cer 0%. Maturity 10-31-2025	9,030,601	-
Bonds for the Reconstruction of a Free Argentina - CLASS 1 - Maturity 10-31-2027 (Series C)	446,240	-
360 Energy Solar S.A. Corporate bonds Series 4 in USD at fixed rate. Maturity 10-30-2027	2,537,427	-
Petroquímica Comodoro Rivadavia Corporate bond Series R in USD. Maturity 10-22-2028	2,788,185	-
Minera EXAR Corporate bond Series 1 in USD. Maturity 11-11-2027	2,159,949	-
Empresa de Gas del Sur (EMGASUD) S.A. Corporate Bond Series 39 in USD. Maturity 07-14-2028	2,536,099	-

The hierarchy level of the instruments detailed above was compared with the previous year levels.

The transfer is due to the fact that the bonds were listed on the market the number of days necessary to be considered Level 1.

40.3. Valuation techniques for Levels 2 and 3

The valuation techniques used for Level 2 securities require observable market data: the spot discount curve in pesos, the spot discount curve in US dollars, the discount curves of corporate bonds in US dollars (one of the energy sector and the other of several industries), the discount curve of Dollar-linked corporate bonds, CER discount curve, the yield curve in pesos arising from ROFEX futures, the yield curve in pesos arising from futures traded by ICAP Broker, the Overnight Index Swap (OIS) international dollar curve, the yield curve in euros, Badlar rate, TAMAR rate, UVA index, CER index and the spot selling exchange rates published by Banco de la Nación Argentina (BNA) and the 3500 dollar. Below is a detail of valuation techniques for each financial product:

Fixed Income

The determination of fair value pricing established by the Bank for fixed income consists in considering the representative market prices from A3 Mercados S.A. (formerly, Mercado Abierto Electrónico S.A.) as the primary source and BYMA as the secondary source for quotes from the last business day at the end of the month. This criteria adjustment aims to ensure that the month-end amount reflects a valuation more accurately aligned with the market value.

The pricing process with these hierarchies is maintained over the last 10 business days, prioritizing the price from A3 Mercados S.A. and then the price from BYMA according to timeliness. For example, a quote in BYMA on T-1 is considered above a quote in A3 Mercados S.A. on T-2.

For Argentine Treasury bonds and bills, if the bonds have not traded for the last 10 business days in A3 or BYMA, fair value is determined by discounting cash flows using the pertinent discount curve.

Corporate Bonds in US dollars, if bonds have not trade for the last 10 business in A3 Mercados S.A. or BYMA, they are valued at the present value of the future cash flows with the discount curve that corresponds to the type of industry or sector. The same criteria applies to the case of Corporate Bonds that are Dollar Link, except that in this case the discount curve used is the dollar linked curve.

SWAPS

For swaps, the theoretical valuation consists in discounting future cash flows using the interest rate, according to the curve estimated on the basis of fixed-rate peso-denominated bonds and bills issued by the Argentine Government.

Non-Delivery Forwards

The theoretical valuation of NDFs consists in discounting the future cash flows to be exchanged pursuant to the contract, using a discount curve that will depend on the currency of each cash flow. The result is then calculated by subtracting the present values in pesos, estimating the value in pesos based on the applicable spot exchange rate, depending on whether the contract is local or offshore.

For local peso-dollar swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the US dollar exchange rate for selling currency published by Banco de la Nación Argentina (BNA). Cash flows in US dollars are discounted using the Overnight Index Swap (OIS) international dollar yield curve. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the US dollar exchange rate for selling currency published by BNA.

For local peso-euro swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the Euro exchange rate for selling currency published by BNA. Cash flows in euros are discounted using the yield curve in euros. Then, the present value of cash flows in euros is netted by converting such cash flows into pesos using the euro exchange rate for selling currency published by BNA.

For offshore peso-dollar swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from market quoted forward prices sourced from ICAP and the US dollar exchange rate for selling currency published by BNA. Cash flows in dollars are discounted using the yield curve in dollars. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the Emerging Markets Traders Association (EMTA) US dollar spot exchange rate.

The valuation techniques used for Level 3 financial assets require the use of variables that are not based on observable market inputs. Below is a detail of the valuation techniques used for each financial asset:

Investments in equity instruments

Investments in equity instruments for which the Group has no control, joint control or a significant influence are measured at fair value through profit or loss and at fair value through other comprehensive income according to the latest available information of such companies.

Corporate bonds

For corporate bonds in pesos that are in portfolio classified as Level 3, the valuation criterion is as follows:

Latest available market price (or subscription price, if the security had not been listed in a market since the date of issuance) plus interest accrued to date. If the security has paid coupon, then the “clean” price is calculated. If principal was repaid, then repayment amount is deducted and the “dirty” price is recalculated, with interest being accrued until year-end. Corporate bonds at floating rate in portfolio are as follows:

-	FCA Compañía Financiera (ON FTL2O)

The most relevant unobservable inputs include:

–	Latest market price

The tables below show a sensitivity analysis for each of the above-mentioned securities:

Latest market price scenarios	Changes in final price

ON FTL2O
2%	1.941%
5%	4.853%
10%	9.705%

40.4. Reconciliation of balances at beginning of year and at year-end of Level 3 assets and liabilities at fair value

The following table shows a reconciliation between balances at beginning of year and at year-end of Level 3 fair values:

	06.30.25	12.31.24

Balance at the beginning of the fiscal year	7,503,939	16,898,665

Other debt securities - Private securities - Corporate bonds	(829,876)	(2,190,502)
Debt securities at fair value through profit or loss - Private securities - Corporate bonds	-	(573,998)
Equity instruments	688,320	2,508,312
Monetary loss from assets at fair value	(984,260)	(9,138,538)

Balance at fiscal period/year-end	6,378,123	7,503,939

40.5. Fair value of assets and liabilities not measured at fair value

Below is a description of methodologies and assumptions used to assess the fair value of the main financial instruments not measured at fair value, when the instrument does not have a quoted price in a known market.

–	Assets and liabilities with fair value similar to their accounting balance: For financial assets and financial liabilities maturing in less than three months, it is considered that the accounting balance is similar to fair value.

–	Fixed rate financial instruments: The fair value of financial assets was assessed by discounting future cash flows from market rates at each measurement date for financial instruments with similar characteristics, adding a liquidity premium (un-observable input) that expresses the added value or additional cost necessary to dispose of the asset.
–	Variable rate financial instruments: For financial assets and financial liabilities accruing a floating rate, it is considered that the accounting balance is similar to the fair value.

The fair value hierarchy of assets and liabilities not measured at fair value as of June 30, 2025 is detailed below:

	Accounting balance	Total Fair Value	Level 1 Fair Value	Level 2 Fair Value	Level 3 Fair Value

Financial assets

Cash and deposits in banks	3,314,123,976	(a)	-	-	-
Other financial assets	192,812,301	(a)	-	-	-
Loans and other financing
Non-financial government sector	3,706,568	(a)	-	-	-
Other financial institutions	144,850,476	149,049,925	-	149,049,925	-
Non-financial private sector and residents abroad	11,005,284,093	11,385,246,077	-	-	11,385,246,077
Other debt securities	75,425,048	75,664,619	-	75,664,619	-
Financial assets pledged as collateral	299,097,859	(a)	-	-	-

Financial liabilities
Deposits	13,026,616,045	5,270,565,878	-	-	5,270,565,878
Other financial liabilities	1,659,224,467	(a)	-	-	-
Financing received from the BCRA and other financial institutions	367,524,234	377,377,795	-	377,377,795	-
Corporate bonds issued	432,191,797	419,454,671	-	419,454,671	-

(a)	The fair value is not reported as it is considered similar to its accounting balance.
(b)	The total accounting balance includes all items of Deposits, while the detail of Fair value only includes the value for Time Deposits at Level 3 fair value. For the rest of deposits, the fair value is not reported as it is considered that it is similar to their accounting balance.

The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2024 is detailed below:

	Accounting balance		Total Fair Value	Level 1 Fair Value	Level 2 Fair Value	Level 3 Fair Value

Financial assets

Cash and deposits in banks	3,250,198,428		(a)	-	-	-
Other financial assets	290,438,348		(a)	-	-	-
Loans and other financing
Non-financial government sector	1,110,368		(a)	-	-	-
Other financial institutions	67,065,049		79,955,449	-	79,955,449	-
Non-financial private sector and residents abroad	8,608,475,378		9,033,906,934	-	-	9,033,906,934
Other debt securities	184,044,660		184,859,563	-	184,859,563	-
Financial assets pledged as collateral	388,989,776		(a)	-	-	-

Financial liabilities

Deposits	11,428,737,914	(b)	3,766,704,447	-	-	3,766,704,447
Other financial liabilities	1,375,796,576		(a)	-	-	-
Financing received from the BCRA and other financial institutions	231,264,542		229,002,612	-	229,002,612	-
Corporate bonds issued	133,395,510		134,987,028	-	134,987,028	-

(a)	The fair value is not reported as it is considered similar to its accounting balance.
(b)	The total accounting balance includes all items of Deposits, while the detail of Fair value only includes the value for Time Deposits at Level 3 fair value. For the rest of deposits, the fair value is not reported as it is considered that it is similar to their accounting balance.

41. Segment reporting

Basis for segmentation

As of June 30, 2025 and December 31, 2024, the Group determined that it has only one reportable segment related to banking activities, based on information reviewed by the chief operating decision maker. Most of the transactions, properties and customers of the Group are located in Argentina. No client has generated more than 10% of the Group's total revenues.

The following table shows relevant information on loans and deposits by business line as of June 30, 2025 and December 31, 2024:

Group (banking activity)(1)	06.30.25	12.31.24

Loans and other financing	11,153,841,137	8,676,650,795
Corporate banking (2)	2,423,329,164	1,455,785,588
Small and medium companies (3)	3,207,623,517	3,217,965,892
Retail	5,522,888,456	4,002,899,315

Other assets	8,110,612,404	8,271,344,145
TOTAL ASSETS	19,264,453,541	16,947,994,940

Deposits	13,026,616,045	11,428,737,914
Corporate banking (2) (3)	4,975,143,529	3,848,774,096
Small and medium companies (2) (3)	1,117,733,710	1,773,948,157
Retail	6,933,738,806	5,806,015,661

Other liabilities	3,302,735,227	2,502,649,189
TOTAL LIABILITIES	16,329,351,272	13,931,387,103

(1)	It includes BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión, Consolidar A.F.J.P. (undergoing liquidation proceedings), PSA Finance Argentina Cía. Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A.
(2)	It includes the Financial Sector.
(3)	It includes Government Sector.

The information related to the operating segment (the Group's banking activity) is the same as that presented in the Consolidated Statement of Income, considering that it is the measure used by the Entity's chief operating decision marker for the allocation of resources and performance evaluation.

42. Related parties

42.1. Parent

The Bank's parent is Banco Bilbao Vizcaya Argentaria.

42.2. Key management personnel

Pursuant to IAS 24, key management personnel are those having the authority and responsibility for planning, managing and controlling the Group’s activities, whether directly or indirectly.

Based on that definition, the Group considers the members of the Board of Directors as key personnel.

42.2.1. Remuneration of key management personnel

The Group's key management personnel received the following compensations:

	06.30.25	06.30.24

Fees	295,394	268,462

Total	295,394	268,462

42.2.2. Profit or loss from transactions and balances with key management personnel

	Balances as of

	06.30.25	12.31.24
Loans
Overdrafts	2	1
Credit cards	70,792	64,493
Consumer loans	892	1,241

Deposits
Deposits	660,125	148,776

	Profit or loss from transactions

	06.30.25	06.30.24

Profit or loss
Interest income	32,234	124,103
Interest expense	(2,381)	(19,233)
Commission income	965	3,926
Commission expense	(1,486)	(903)
Other operating income	2,182	1,171

Loans are granted on an arm’s length basis. As of June 30, 2025 and December 31, 2024, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

42.2.3. Profit or loss and balances with related parties (except for key management personnel)

Parent	Balances as of
	06.30.25	12.31.24

Assets
Cash and deposits in banks	3,855,942	6,387,491
Other financial assets	569,378	102
Liabilities
Other non-financial liabilities	38,158,219	53,898,314
Derivative instruments (Liabilities)	-	3,051

Off-balance sheet balances

Securities in custody	2,717,570,341	3,540,255,911
Guarantees received	82,577,421	139,010,148
Sureties granted	28,723,806	100,109,305
Derivative instruments	-	596,648

	Profit or loss from transactions
	06.30.25	06.30.24

Profit or loss
Interest income	743	-
Commission income	39,246	133,267
Net loss from measurement of financial instruments at fair value through profit or loss	(1)	-
Other operating income	25,673	21,379
Administrative expenses	(16,617,966)	(12,419,059)

Subsidiaries (1)	Balances as of
	06.30.25	12.31.24

Assets
Loans and other financing	185,339,162	116,815,594

Liabilities
Deposits	60,039,509	41,147,995
Other non-financial liabilities	1,963,690	1,933,552

Off-balance sheet balances
Securities in custody	1,263,955	1,192,737

	Profit or loss from transactions
	06.30.25	06.30.24

Profit or loss
Interest income	25,975,542	25,849,453
Interest expense	(390,498)	(3,282,520)
Commission income	18,766	6,984
Commission expense	(3,316,424)	(5,411,831)
Foreign exchange and gold gains/(losses)	721	11
Other operating income	2,311,217	1,580,622
Administrative expenses	(743,891)	(264,960)
Other operating expenses	(4)	-

(1) The transactions between BBVA and its subsidiaries detailed in the preceding table were eliminated for consolidation purposes in the Consolidated Financial Statements as of June 30, 2025 and 2024, and December 31, 2024, respectively.

Associates	Balances as of
	06.30.25	12.31.24
Assets
Loans and other financing	36,863,708	17,715,511
Derivative instruments	913,307	682,861
Other financial assets	3,402,549	3,406,003

Liabilities
Deposits	13,357,858	4,502,215

Off-balance sheet balances
Securities in custody	26,222,263	25,008,228
Guarantees received	194,123	193,196
Sureties granted	194,123	193,196

	Profit or loss from transactions
	06.30.25	06.30.24

Profit or loss
Interest income	6,244,608	4,887,443
Interest expense	(197,377)	(411,603)
Commission income	10,488,011	6,753,333
Commission expense	(14,362)	(8,860)
Net income from measurement of financial instruments at fair value through profit or loss	775,230	541,092
Foreign exchange and gold gains/(losses)	46,573	16,259
Other operating income	1,317,636	1,007,834

Transactions have been agreed upon on an arm’s length basis. As of June 30, 2025 and December 31, 2024, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

43. Financial instruments risks

43.1. Risk policies of financial instruments

In this consolidated condensed interim financial statements, the Entity has applied the same risk policies of financial instruments as in the preparation of its financial statements as of December 31, 2024.

43.2. Exposure to credit risk and allowances

Below is the exposure to credit risks and allowances, measured in accordance with IFRS 9 as per BCRA (expected loss model, except for non-financial government sector's financial assets), as of June 30, 2025 and December 31, 2024:

Exposure to default - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.24	8,703,987,412	455,074,699	24,626,927	123,732,738	6,113,112	9,313,534,888

Inter-stage Transfers:
From stage 1 to stage 2	(907,624,390)	925,428,867	-	-	-	17,804,477
From stage 2 to stage 1	403,429,750	(378,120,334)	(6,342,779)	-	-	18,966,637
From stage 1 or 2 to stage 3	(38,638,138)	(262,775,298)	(982,855)	307,899,950	1,427,206	6,930,865
From stage 3 to stage 1 or 2	10,505,229	5,236,711	61,346	(28,274,709)	(777,632)	(13,249,055)
Changes without inter-stage transfers	(83,463,802)	39,419,089	1,724,885	(9,558,989)	3,318,890	(48,559,927)
Newly originated financial assets	9,209,883,243	133,355,932	32,551,679	30,111,125	2,951,092	9,408,853,071
Reimbursements	(5,521,241,842)	(104,482,438)	(27,066,542)	(23,584,789)	(386,510)	(5,676,762,121)
Write-offs	-	(460)	-	(71,463,174)	(1,322,251)	(72,785,885)
Foreign exchange differences	267,370,145	1,751,430	1,583,534	15,543	600,526	271,321,178
Inflation adjustment	(1,311,740,982)	(74,145,513)	(4,080,104)	(22,789,034)	(994,651)	(1,413,750,284)

Balances as of 06.30.25	10,732,466,625	740,742,685	22,076,091	306,088,661	10,929,782	11,812,303,844

Exposure to default - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.23	4,764,644,150	500,833,912	17,374,201	78,663,097	9,576,188	5,371,091,548

Inter-stage Transfers:
From stage 1 to stage 2	(963,727,476)	926,379,074	6,808,241	-	-	(30,540,161)
From stage 2 to stage 1	694,666,277	(598,674,121)	(4,420,264)	-	-	91,571,892
From stage 1 or 2 to stage 3	(21,579,782)	(172,959,236)	(146,832)	201,520,547	140,049	6,974,746
From stage 3 to stage 1 or 2	2,177,292	9,069,691	(5,609)	(15,957,340)	(175,895)	(4,891,861)
Changes without inter-stage transfers	1,636,057,349	141,591,174	16,212,397	(969,854)	3,373,474	1,796,264,540
Newly originated financial assets	12,669,090,839	119,644,234	14,906,244	25,083,315	272,724	12,828,997,356
Reimbursements	(6,563,703,159)	(148,920,966)	(16,661,105)	(34,618,454)	(600,934)	(6,764,504,618)
Write-offs	-	-	-	(72,477,689)	(2,104,307)	(74,581,996)
Foreign exchange differences	173,180,553	2,547,665	2,418,699	17,347	1,103,397	179,267,661
Inflation adjustment	(3,686,818,631)	(324,436,728)	(11,859,045)	(57,528,231)	(5,471,584)	(4,086,114,219)

Balances as of 12.31.24	8,703,987,412	455,074,699	24,626,927	123,732,738	6,113,112	9,313,534,888

Exposure to default - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.24	3,810,694,477	182,964,998	891,031	1,090,669	2,273	3,995,643,448

Inter-stage Transfers:
From stage 1 to stage 2	(385,386,922)	260,634,834	-	-	-	(124,752,088)
From stage 2 to stage 1	303,777,224	(178,308,012)	(5,000)	-	-	125,464,212
From stage 1 or 2 to stage 3	(2,323,356)	(646,907)	(804)	1,374,285	804	(1,595,978)
From stage 3 to stage 1 or 2	636,911	183,954	5,716	(888,651)	(30,543)	(92,613)
Changes without inter-stage transfers	1,306,145,972	67,549,757	(487,300)	(176,264)	51,319	1,373,083,484
Newly originated financial commitments	524,632,608	23,554,472	-	169,762	45,391	548,402,233
Reimbursements	(403,962,712)	(24,571,002)	(284,120)	(462,766)	(10,601)	(429,291,201)
Write-offs	-	-	-	(142)	-	(142)
Foreign exchange differences	32,025,254	365,780	24,465	-	-	32,415,499
Inflation adjustment	(560,447,131)	(29,559,717)	(47,741)	(119,628)	(3,743)	(590,177,960)

Balances as of 06.30.25	4,625,792,325	302,168,157	96,247	987,265	54,900	4,929,098,894

Exposure to default - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.23	1,467,271,093	153,447,956	451,276	519,189	867	1,621,690,381

Inter-stage Transfers:
From stage 1 to stage 2	(270,425,528)	240,170,291	82,534	-	-	(30,172,703)
From stage 2 to stage 1	325,264,214	(221,632,465)	(290,396)	-	-	103,341,353
From stage 1 or 2 to stage 3	(2,366,378)	(782,843)	(327)	2,032,100	239	(1,117,209)
From stage 3 to stage 1 or 2	1,151,862	390,684	327	(1,168,437)	(1,545)	372,891
Changes without inter-stage transfers	2,838,576,711	123,148,991	(1,523,978)	343,726	7,893	2,960,553,343
Newly originated financial commitments	1,252,107,038	60,525,050	3,328,711	256,088	-	1,316,216,887
Reimbursements	(567,528,965)	(65,200,184)	(568,578)	(487,544)	(79)	(633,785,350)
Write-offs	-	-	-	(2,097)	-	(2,097)
Foreign exchange differences	46,823,776	2,178,786	470,170	-	-	49,472,732
Inflation adjustment	(1,280,179,346)	(109,281,268)	(1,058,708)	(402,356)	(5,102)	(1,390,926,780)

Balances as of 12.31.24	3,810,694,477	182,964,998	891,031	1,090,669	2,273	3,995,643,448

Allowances - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.24	62,792,503	25,749,180	1,160,681	90,884,725	4,495,298	185,082,387

Inter-stage Transfers:
From stage 1 to stage 2	(28,414,614)	76,428,615	-	-	-	48,014,001
From stage 2 to stage 1	7,247,798	(19,169,958)	(344,261)	-	-	(12,266,421)
From stage 1 or 2 to stage 3	(2,982,248)	(56,211,198)	(245,254)	180,366,136	689,495	121,616,931
From stage 3 to stage 1 or 2	557,143	387,205	38,671	(15,140,744)	(490,634)	(14,648,359)
Changes without inter-stage transfers	(4,198,547)	11,431,681	573,516	13,359,282	4,425,010	25,590,942
Newly originated financial assets	85,242,717	12,503,801	1,299,777	18,939,789	1,126,558	119,112,642
Reimbursements	(52,438,469)	(3,373,055)	(1,802,294)	(15,738,781)	(371,263)	(73,723,862)
Write-offs	-	(2,180)	-	(59,043,447)	(1,282,694)	(60,328,321)
Foreign exchange differences	1,497,212	218,175	52,204	(21,194)	385,801	2,132,198
Inflation adjustment	(10,150,638)	(4,814,849)	(216,686)	(16,213,436)	(741,376)	(32,136,985)

Balances as of 06.30.25	59,152,857	43,147,417	516,354	197,392,330	8,236,195	308,445,153

Allowances - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.23	34,739,008	18,994,654	265,719	56,763,222	6,883,167	117,645,770

Inter-stage Transfers:
From stage 1 to stage 2	(18,558,535)	54,760,825	400,341	-	-	36,602,631
From stage 2 to stage 1	6,043,624	(20,392,130)	(52,253)	-	-	(14,400,759)
From stage 1 or 2 to stage 3	(1,452,394)	(30,328,090)	(4,727)	118,006,795	3,256	86,224,840
From stage 3 to stage 1 or 2	125,589	654,562	-	(10,916,488)	(115,222)	(10,251,559)
Changes without inter-stage transfers	17,943,277	17,959,171	752,386	35,030,112	3,363,189	75,048,135
Newly originated financial assets	107,754,352	1,955,481	147,753	13,926,018	272,715	124,056,319
Reimbursements	(61,595,366)	(4,987,135)	(189,980)	(22,551,498)	(539,430)	(89,863,409)
Write-offs	-	(7)	-	(58,016,072)	(2,055,184)	(60,071,263)
Foreign exchange differences	1,378,706	53,583	45,903	6,161	763,845	2,248,198
Inflation adjustment	(23,585,758)	(12,921,734)	(204,461)	(41,363,525)	(4,081,038)	(82,156,516)

Balances as of 12.31.24	62,792,503	25,749,180	1,160,681	90,884,725	4,495,298	185,082,387

Allowances – Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.24	20,179,279	5,288,073	12,982	732,940	5,598	26,218,872

Inter-stage Transfers:
From stage 1 to stage 2	(4,391,695)	7,439,575	-	-	-	3,047,880
From stage 2 to stage 1	2,701,986	(5,228,759)	(3,152)	-	-	(2,529,925)
From stage 1 or 2 to stage 3	(45,248)	(57,087)	(20,819)	771,471	20,374	668,691
From stage 3 to stage 1 or 2	12,563	15,090	8,396	(536,913)	(23,419)	(524,283)
Changes without inter-stage transfers	7,395,595	540,420	7,407	(129,805)	158,442	7,972,059
Newly originated financial commitments	5,063,591	299,605	-	108,289	42,156	5,513,641
Reimbursements	(2,064,928)	(392,106)	(1,552)	(286,513)	(6,652)	(2,751,751)
Write-offs	-	-	-	(116)	-	(116)
Foreign exchange differences	100,554	818	129	-	-	101,501
Inflation adjustment	(2,872,128)	(800,804)	(1,805)	(74,241)	(9,144)	(3,758,122)

Balances as of 06.30.25	26,079,569	7,104,825	1,586	585,112	187,355	33,958,447

Allowances – Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.23	11,759,805	2,875,219	7,311	326,050	634	14,969,019

Inter-stage Transfers:
From stage 1 to stage 2	(2,802,514)	6,976,077	5,316	-	-	4,178,879
From stage 2 to stage 1	2,228,916	(4,970,851)	(5,138)	-	-	(2,747,073)
From stage 1 or 2 to stage 3	(52,199)	(76,837)	(13)	1,155,038	93	1,026,082
From stage 3 to stage 1 or 2	44,920	18,566	7	(703,672)	(26,176)	(666,355)
Changes without inter-stage transfers	1,667,738	2,981,270	(39,767)	314,918	36,746	4,960,905
Newly originated financial commitments	20,957,205	829,659	68,416	166,271	-	22,021,551
Reimbursements	(5,270,195)	(1,255,818)	(12,130)	(279,798)	(59)	(6,818,000)
Write-offs	-	-	-	(1,539)	-	(1,539)
Foreign exchange differences	451,345	17,421	8,591	-	-	477,357
Inflation adjustment	(8,805,742)	(2,106,633)	(19,611)	(244,328)	(5,640)	(11,181,954)

Balances as of 12.31.24	20,179,279	5,288,073	12,982	732,940	5,598	26,218,872

44. Restrictions to the distribution of earnings

a)	In accordance with the regulations of the BCRA, 20% of the income for the year plus/less adjustments of prior years' results, transfers from other comprehensive income to retained earnings and less the accumulated loss at the end of the previous year, if any, must be allocated to the legal reserve.
b)	By means of Communication “A” 6464, as amended and supplemented, the BCRA establishes the general procedure for the distribution of earnings. According to such procedure, distributions are allowed only if certain situations are not verified, namely: to receive financial assistance from such entity due to illiquidity, shortfalls as regards minimum capital requirements or minimum cash requirements, to fall under the scope of the provisions of Sections 34 and 35 bis of the Financial Institutions Law (sections referred to regularization and correction plans and restructuring of the Entity), among other conditions detailed in the referred communication to be complied with. Furthermore, the distribution of earnings as approved by the Entity’s Shareholders’ Meeting shall not be effective unless approved by the Superintendency of Financial and Foreign Exchange Institutions of the BCRA.

In addition, no distributions of earnings shall be made with the profit resulting from the first time application of IFRS, which shall be included as a special reserve, and the balance of which as of June 30, 2025 amounts to 185,338,772.

Besides, the Entity shall verify that, once the proposed distribution of earnings is made, capital conservation margin equivalent to 2.5% of the risk-weighted assets is kept, which is additional to the minimum capital requirement set forth by law, and shall be paid in with level 1 ordinary capital (COn1), net of deductible concepts (CDC0n1).

Pursuant to Communication "A" 8214, the BCRA provided that until December 31, 2025, financial institutions that have the BCRA's prior authorization may distribute earnings for up to 60% of the amount that would have corresponded to them in ten equal, monthly and consecutive installments (as from June 30, 2025 and not before the next to last business day of the following months). In addition, it established that the items used in determining the distributable earnings, and the amounts of the abovementioned installments should be computed in constant pesos as of the date of the Shareholders’ Meeting or as of the payment date of each installment, as applicable. Subsequently, by means of Communication "A" 8235, the BCRA established that financial institutions that resolve to distribute earnings within the framework of the provisions of Communication "A" 8214, should grant nonresident shareholders the option to collect their dividends –in full or in part– in a single installment in cash, provided that such funds be directly used for the primary subscription of Bonds for the reconstruction of a free Argentina (BOPREAL, for its acronym in Spanish) in accordance with current exchange regulations.

c)	Pursuant to the provisions of General Resolution No. 622 of the CNV, the Shareholders’ Meeting that considers the annual financial statements shall resolve upon the specific use of accumulated earnings of the Entity.

On April 26, 2024, the Ordinary and Extraordinary General Shareholders’ Meeting was held and the following was approved:

–	To earmark 32,908,378 (82,480,849 in restated amounts) of Unappropriated retained earnings for fiscal year 2023 to the Legal Reserve.
–	To earmark 131,633,510 (329,923,395 in restated amounts) of Unappropriated retained earnings for fiscal year 2023 to the Optional Reserve for future distribution of earnings.
–	To earmark 264,227,685 (584,117,493 in restated amounts) to pay dividends by partially reversing the Optional Reserve for future distribution of earnings.
–	To request the BCRA authorization for paying dividends amounting to 264,227,685 (584,117,493 in restated amounts).

On May 3, 2024, the BCRA approved the distribution of 264,227,685 (584,117,493 in restated values) which were be paid as follows as established by Communications “A” 7997 and “A” 7999:

–	Non-resident shareholders: they were able to opt to collect their dividends in a single installment in cash, provided that such funds be directly used for the primary subscription of BOPREAL. The payment in BOPREAL was made on the date of the calculation of the bid made by the BCRA. If they opted for the subscription of BOPREAL, the payment was made in Argentine pesos unless they had stated their intention to receive payment through the delivery of Argentine Treasury bonds in Argentine pesos adjusted by CER (benchmark stabilization coefficient) at 4.25% maturing on December 13, 2024 (“T5X4”).
–	Resident shareholders: it was paid in Argentine pesos unless they had stated their intention to receive the T5X4 bond. Resident shareholders were not allowed to subscribe BOPREAL.

Both the payment in T5X4 and in Argentine pesos were made in three installments on May 14, June 11 and July 11, 2024.

On April 23, 2025, the Ordinary and Extraordinary General Shareholders’ Meeting was held and the following was approved:

–	To earmark 70,648,487 (81,314,113 in restated amounts) of Unappropriated retained earnings for fiscal year 2024 to the Legal Reserve.
–	To earmark 282,593,950 (325,256,451 in restated amounts) of Unappropriated retained earnings for fiscal year 2023 to the Optional Reserve for future distribution of earnings.
–	To earmark 89,413,163 (102,911,791 in restated amounts) to pay dividends by partially reversing the Optional Reserve for future distribution of earnings.
–	To request the BCRA authorization for paying dividends for 89,413,163 (102,911,791 in restated amounts).

On May 12, 2025, the BCRA approved the distribution of 89,413,163 (102,911,791 in restated amounts), which were paid as established by Communications “A” 8214 and “A” 8235:

–	Non-resident shareholders: they may opt to collect their dividends in a single installment in cash, provided that such funds be directly used for the primary subscription of BOPREAL. The payment in BOPREAL was made on the date of the calculation of the bid made by the BCRA.

If they did not opt for the subscription of BOPREAL, the payment to nonresident shareholders will be made in Argentine pesos.

–	Resident shareholders: payment to resident shareholders will be made in pesos.

The payment in BOPREAL was made on June 25, 2025 and on June 30, 2025, installment 1 of 10 was paid to resident shareholders. As of the date of publication of these Consolidated Financial Statements, installment 2 of 10 has been paid.

As of June 30, 2025, the amount of 30,977,476 recorded under Other nonfinancial liabilities refers to the remaining dividends payable approved by the meeting for fiscal 2024.

45. Restricted assets

As of June 30, 2025 and December 31, 2024, the Group has the following restricted assets:

a)	The Entity applied the following assets as security for loans agreed under the Global Credit Program for micro, small and medium-sized enterprises granted by the Inter-American Development Bank (IDB).

	06.30.25	12.31.24

Argentine Treasury Bonds adjusted by CER. Maturity 2026	5,148	6,760

Total	5,148	6,760

b)	Also, the Entity has accounts, deposits and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, forward transactions, foreign currency futures, court proceedings and leases in the amount of 355,070,311 and 532,861,094 as of June 30, 2025 and December 31, 2024, respectively (see Note 10).

46. Banking deposits guarantee insurance system

Law No. 24,485 and Decree No. 540/95 provided for the creation of the Deposit Guarantee Insurance System, which was assigned the characteristics of being limited, mandatory and onerous, with the purpose of covering the risks of bank deposits, in a subsidiary and complementary manner to the system of privileges and protection of deposits established by the Financial Institutions Law.

That law provided for the incorporation of the company “Seguros de Depósitos Sociedad Anónima” (SEDESA) for the exclusive purpose of managing the Deposits Guarantee Fund, the shareholders of which, pursuant to the changes introduced by Decree No. 1292/96, will be the BCRA with at least one share and the trustees of the trust with financial institutions in the proportion determined by the BCRA for each, based on their contributions to the Deposit Guarantee Fund.

Deposits in pesos and foreign currency made with the participating entities under the form of checking accounts, savings accounts, time deposits or otherwise as determined by the BCRA up to the amount of 25,000 and which meet the requirements of Decree No. 540/95 and those to be set forth by the enforcement authority shall fall within the scope of said decree.

In August 1995, that company was incorporated, and the Entity has a 9.6486% share of the corporate stock as of December 31, 2024 (BCRA Communication “B” 12955).

As of June 30, 2025 and 2024, the contributions to the Fund have been recorded in the item “Other operating expenses - Contributions to the deposits guarantee fund” in the amounts of 9,660,709 and 5,589,643, respectively.

47. Minimum cash and minimum capital requirements

47.1. Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Accounts	06.30.25	12.31.24

Balances at the BCRA
BCRA - Current account not restricted	1,570,980,951	872,015,696
BCRA - Special guarantee accounts - restricted (Note 10)	152,442,820	243,742,657
BCRA – Special pension accounts - restricted	183,007	-

	1,723,606,778	1,115,758,353

Government securities in pesos – At fair value through OCI (1)	2,099,512,822	2,305,263,437
Government securities in pesos – At fair value through profit or loss (1)	195,543,570	-
Government securities in pesos –Measured at amortized cost (1)	75,425,048	184,044,660

TOTAL	4,094,088,218	3,605,066,450

(1) See detail of securities considered (identified with (1)), as of June 30, 2025, in Exhibit A to the consolidated financial statements.

The balances disclosed are consistent with those reported by the Bank.

47.2. Minimum cash requirements

The regulatory breakdown of minimum capital requirements is as follows at the above-mentioned dates:

Minimum capital requirement – Consolidated basis	06.30.25	12.31.24

Credit risk	(1,093,482,504)	(834,112,977)
Operational risk	(22,766,287)	(292,272,160)
Market risk	(26,816,443)	(2,883,887)

Paid-in	2,529,102,665	2,645,992,152

Surplus	1,386,037,431	1,516,723,128

48. Compliance with the provisions to act in the different categories of agent defined by the Argentine Securities Commission

Considering the transactions carried out by Banco BBVA Argentina S.A. and according to the different categories of agent set forth by General Resolution No. 622-13 of the CNV, on September 9 and 19, 2014, the Entity was registered as Custodian Agent of Collective Investment Products of Mutual Funds under No. 4 and Settlement and Clearing Agent – Comprehensive (ALyC) under No. 42, respectively.

Section 8 of General Resolution No. 821 of the CNV sets forth that the minimum shareholders’ equity required to operate as ALyC shall be equal to 470,350 UVAs adjusted by CER, Law No. 25827. As of June 30, 2025, it amounts to 713,911. The Entity’s shareholders’ equity exceeds the minimum shareholders’ equity required by said resolution.

Besides, the required minimum contra-account of 356,956, fifty percent (50%) of the minimum shareholders’ equity amount, includes Argentine Treasury Bonds in pesos adjusted by CER due 2026 as of June 30, 2025 deposited with the account opened at Caja de Valores S.A., named “Depositor 1647 Brokerage Account 5446483 BBVA Banco Francés minimum cash contra-account”.

Furthermore, pursuant to the requirements of General Resolution No. 792 issued by the CNV on April 30, 2019, mutual fund management companies’ minimum shareholders’ equity will be comprised of 150,000 UVAs plus 20,000 UVAs, per each additional mutual fund under management. As concerns the cash contra-account, the amount to be paid shall be equal to no less than fifty per cent (50%) of minimum shareholders' equity.

The subsidiary BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión, as Mutual Funds Management Agent, registered on August 7, 2014 under No. 3, met the CNV minimum cash contra-account requirements with 5,725,353 shares of FBA Renta Pesos Fondo Común de Inversión, in the amount of 827,820, through custody account No. 493-0005459481 held at BBVA Banco Francés S.A. As of June 30, 2025, the company's Shareholders’ Equity exceeds the minimum amount imposed by the CNV.

On April 30, 2025, this subsidiary was registered by the CNV as a comprehensive settlement and clearing agent (ALyC) under section 12, Chapter II, Title VII, of CNV regulations (as amended in 2013), under No. 2,474. Consequently, it must have a minimum shareholders’ equity equivalent to 470,350 UVA adjustable by CER – Law No. 25,827 and a minimum liquid amount earmarked for the contra account of fifty percent (50%) of the minimum shareholders’ equity. In the particular case of the Company, the minimum shareholders’ equity required to act as comprehensive settlement and clearing agent is higher, and to this, 50% of the minimum shareholders’ equity required to act as collective investment products (mutual funds) management agent is added, resulting in a total minimum shareholders’ equity of 705,350 UVA, which is lower than the Bank’s shareholders’ equity.

In accordance with the foregoing, the subsidiary complies with both requirements as of the date of presentation of these consolidated financial statements.

49. Compliance with the provisions of the Argentine Securities Commission – Documentation

The CNV issued General Resolution No. 629 on August 14, 2014 to introduce changes to its own rules governing the maintenance and safekeeping of corporate books, accounting records and business documentation. In this respect, it is reported that the Bank has delivered the documentation that supports its operations for the periods still open to audit for safekeeping in Administradora de Archivos S.A. (AdeA), domiciled at Ruta 36 Km. 31.5, district of Florencio Varela, Province of Buenos Aires.

In addition, it is informed that a detail of the documentation delivered for safekeeping, as well as the documentation referred to in Art. 5. a.3), Section I of Chapter V of Title II of the CNV rules is available at the Bank’s registered office. (2013 consolidated text and amendments).

50. Trust activities

On January 5, 2001, the Board of Directors of BCRA issued Resolution No. 19/2001, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as a trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. On the same date, Mercobank S.A., as Settler, and the Bank, as Trustee, entered into the agreement to set up the Diagonal Trust in relation to the exclusion of assets as provided in the above-mentioned resolution. As of June 30, 2025 and December 31, 2024, the assets of Diagonal Trust amount to 2,427 and 2,794, respectively, considering their recoverable values.

In addition, the Entity, in its capacity as Trustee in the Corp Banca Trust, recorded the selected assets on account of the redemption in kind of participation certificates in the amount of 4,177 and 4,808 as of June 30, 2025 and December 31, 2024, respectively.

In addition, the Entity acts as a Trustee in 12 non-financial trusts, in no case as personally liable for the liabilities assumed in the performance of the contract obligations. Such liabilities will be settled with and up to the full amount of the trust assets and the proceeds therefrom. The non-financial trusts concerned were set up to manage assets and/or secure the receivables of several creditors (beneficiaries) and the trustee was entrusted with the management, care, preservation and custody of the corpus assets until (i) noncompliance with the obligations by the debtor (settler) vis-a-vis the creditors (beneficiaries) is verified, when such assets are sold and the proceeds therefrom are distributed (net of expenses) among all beneficiaries, the remainder (if any) shall be delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the trust assets will be returned to the settler or to whom it may indicate. The trust assets totaled 2,854,374 and 2,866,815 as of June 30, 2025 and December 31, 2024, respectively, and consist of cash, creditors' rights, real estate and shares.

51. Mutual funds

As of June 30, 2025 and December 31, 2024, the Entity holds in custody, as Custodian Agent of Mutual Funds managed by BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión, time deposit certificates, shares, corporate bonds, government securities, mutual funds, deferred payment checks, BCRA instruments, Buenos Aires City Government Bills, ADRS, Buenos Aires Province Government Bills for 1,534,340,123 and 2,124,809,434, which are part of the mutual fund portfolio and are recorded in debit balance memorandum accounts “Control – Other.”

The Mutual Fund assets are as follows:

Mutual funds	06.30.25	12.31.24

FBA Renta Pesos	2,876,643,598	2,973,081,842
FBA Ahorro Pesos	161,217,252	141,931,621
FBA Renta Fija Dólar I	147,701,626	102,009,716
FBA Acciones Argentinas	83,438,201	143,509,184
FBA Horizonte	55,024,387	26,399,375
FBA Bonos Argentina	39,136,496	28,282,442
FBA Renta Fija Plus	29,714,170	44,035,921
FBA Renta Mixta	13,120,674	20,177,861
FBA Renta Pública I	10,039,177	6,960,562
FBA Acciones Latinoamericanas	9,121,785	10,969,077
FBA Renta Fija Dólar Plus I	8,109,976	-
FBA Money Market Dólar	5,031,977	-
FBA Bonos Globales	10,886	12,091
FBA Horizonte Plus	9,897	11,808
FBA Retorno Total I	2,282	3,345
FBA Gestión I	338	373
	3,438,322,722	3,497,385,218

52. Penalties and administrative proceedings instituted by the BCRA

According to the requirements of Communication “A” 5689, as amended, issued by the BCRA, below is a detail of the administrative and/or disciplinary penalties as well as the judgments issued by courts of original jurisdiction in criminal matters, enforced or brought by the BCRA of which the Entity has been notified:

Administrative proceedings commenced by the BCRA

“Banco Francés S.A. over breach of Law 19.359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on February 22, 2008 and identified under No. 3511, File No. 100194/05, on grounds of a breach of the Criminal Foreign Exchange Regime as a result of the purchase and sale of US Dollars through the BCRA in excess of the authorized amounts. They totaled 44 transactions involving the Bank's branches 099, 342, 999 and 320. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and the following Bank officers: Julio Lopez, Marcelo Canestri, Humberto Daniel De Luca, Mario Daniel Breno, Agustín Garicia, Gustavo Pedro Vitale, Eduardo Carlos Hombre, Ana Mercedes Pacheco, Carlos Alberto Klapproth, Ernesto Salgado, Adriana Lilian Olmedo, Estrella Blanca Fernandez, Francisco Meringolo, Daniela Vanesa Guevara, Marcelo Mozillo, Cintia Tamara Ortiz, Maria Elena Fridman, Maria Antonia Cejo Rial, Carlos Alberto Gonzalez, Johana Andrea Frezza, Haroldo Daniel Gramajo and Andrea Patricia Ramirez, who served in the capacities described below at the date when the breaches were committed: (i) two Territory Managers, (ii) four Branch Managers, (iii) four Heads of Back-Office Management and (iv) twelve cashiers. On August 21, 2014, the court acquitted the individuals/entities above from all charges. The General Attorney’s Office filed an appeal and Room A of the Appellate Court with jurisdiction over Criminal and Economic Matters confirmed the Bank’s and the involved officers’ acquittal from all charges. The General Attorney’s Office filed an Extraordinary Appeal, which was granted and as of the date of these financial statements is being heard by the Argentine Supreme Court of Justice. The case has been called for resolution. The case has been called for resolution.

•  “Banco Francés S.A. over breach of Law 19.359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on December 1, 2010 and identified under No. 4539, File No. 18398/05 where charges focus on fake foreign exchange transactions, through false statements upon processing thereof, carried out by personnel from five branches in Mar del Plata, which would entail failure to comply with the costumer identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, paragraph 6. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A., the five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Retail Bank Manager, (ii) the Territory Manager, (iii) the Area Manager, (iv) a commercial aide to the Area Manager, (v) five Branch Managers, (vi) four Heads of Back-Office Management, (vii) five Main Cashiers and (viii) one cashier. To date, the case is being heard by Federal Court No. 3, Criminal Division of the City of Mar del Plata, under File No. 16377/2016. On June 21, 2017, the court sought to obtain further evidence on its own initiative ordering that an official letter should be sent to the BCRA for it to ascertain if the rules governing the charges brought in the Case File No. 18398/05 Proceedings No. 4539 have been subject to any change. The BCRA answered the request from the Court, stating that noncompliance with the provisions of Communication “A” 3471 would not currently be subject to any change that may imply a lesser offense. On September 30, 2019, the court of original jurisdiction rendered judgment against the Bank for its involvement in the transaction imposing a fine of US$ 592,000, while imposing fines to the individuals involved for the aggregate amount of US$ 518,766 and Euro 48,500. The Bank is jointly and severally liable for the aforementioned fines. The Bank's Directors Jorge Carlos Bledel, Javier D. Ornella, Marcelo Canestri and Oscar Castro and Territory Managers Oscar Fantacone and Jorge Allen were acquitted from all charges. An appeal was filed on behalf of Banco BBVA Argentina S.A. and its employees asking for the reversal of the decision or otherwise significant reductions of the amounts involved. On August 24, 2021, the Federal Appellate Court of Mar de Plata resolved to declare the action extinguished based on the grounds of violation of the reasonable term and consequently acquit Banco BBVA Argentina S.A., Pablo Bistacco, Graciela Alonso, Néstor O. Baquer, Hugo Benzan, Mariela Espinosa, Jorge Fioritti, Liliana Paz, Alberto Giménez, Jorge Elizalde, Elizabeth Mosquera, Carlos Barcellini, Carlos O. Alfonzo, Samuel Alanis, Julián Gabriel Burgos, for the facts that were condemned in the present case for violation of Law No. 19.359, and the relevant regulations. In view of this ruling, the Federal Prosecutor filed an extraordinary federal appeal. On February 21, 2024, we were notified that the Argentine Supreme Court of Justice rejected the extraordinary appeal filed, declaring its inadmissibility. Therefore, the decision made by the Federal Court is final and is considered to be res judicata.

•  “Banco Francés S.A. over breach of Law 19.359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on July 26, 2013 and identified under No. 5406, File No. 100443/12 where charges are concerned with fake foreign exchange transactions through false statements upon processing thereof incurred by personnel in Branch 087 - Salta -, which would entail a failure to comply with the costumer identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Branch Manager (ii) the Back Office Management Head, (iii) the Main Cashier and (iv) two cashiers. The trial period came to a close and the BCRA must send the file to Salta’s Federal Court. As of the date hereof, the case file has not been sent to court.

•  “Banco Francés S.A. over breach of Law 19.359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on December 23, 2015 and identified under No. 6684, File No. 100068/13. The proceedings were brought for allegedly having completed operations under Code 631 “Professional and technical business services” for ROCA ARGENTINA S.A. against the applicable exchange regulations (Communications “A” 3471, “A” 3826 and “A” 5264), involving the incomplete verification of the services provided. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and two Bank officers holding the positions described below at the date when the breaches were committed: (i) the Foreign Trade Manager (Alejandro Chiaradía) and (ii) an officer of the Area (Horacio Perotti). The BCRA has decided that the trial period has come to an end. The case is being heard by Federal Court No. 2, Criminal Division of Lomas de Zamora, Province of Buenos Aires, under File No. 39130/2017. On October 26, 2017, the Entity filed a request for retroactive application of the most favorable criminal law, as through Communication “A” 5264, whereby the restriction on foreign trade transactions was removed, the payment of services abroad was reinstated.

•  Banco BBVA ARGENTINA S.A. Financial summary proceedings initiated by the B.C.R.A. Notified on June 28, 2021 and identified under No. 1587, file No. 388/55/21. The charge consists of the alleged breach of paragraph 7.2 of Communication "A" 6981 by assisting (without prior approval of the BCRA) Cargill S.A. through a checking account overdraft amounting to $ 167 million from April 29, 2020 to May 3, 2020, since as it had bonds taken as of April 22, 2020, it should have waited 90 calendar days without executing repo transactions and/or surety bonds, before being assisted. Likewise, during May and June 2020, Cargill’s checking account disclosed credit balances, which were generally covered at the end of the day. In this regard, it should be noted that Banco BBVA Argentina S.A. violated paragraph 7.2 of the revised text of the rules on "Credit Policy", which strictly includes the restriction on the granting of intraday (within the same day) assistance. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. (30-50000319-3); María Isabel Goiri Lartitegui; Jorge Delfín Luna; Alfredo Castillo Triguero; Juan Manuel Ballesteros Castellano; Oscar Miguel Castro; Gabriel Eugenio Milstein; Adriana María Fernandez De Melero; José Santiago Fornieles; Darío Javier Berkman; Carlos Eduardo Elizalde and Nicolás Herbert Bohtligk. The relevant answers to the charges were filed on August 4, 2021. On September 14, 2023, the Resolution of the BCRA was notified, confirming the initial charges and rejecting the defenses regarding the interpretation of the regulation and the inexistence of intraday financing due to the way the proceeds from collections operate. Therefore, the breach of the regulations was considered to be proven and a fine was imposed. The amount in pesos of the fines applied is detailed below. Banco BBVA Argentina S.A. $24,000,000. Board of Directors: Oscar Castro $2,591,589 Gabriel Milstein $ 2,591,589, Isabel Goiri $2,565,930 Adriana Melero $ 2,565,930, Jorge Luna $2,565,930, Alfredo Castillo $ 2,565,930, Juan Manuel Ballesteros $2,565,930. Employees: Carlos Elizalde $1,710,620, Nicolás Bohtlingk $1,710,620, Darío Berkman $1,710,620, José Fornieles $855,310. TOTAL $47,999,998. The resolution that imposed the fine was upheld, the legal costs were paid, and the case was considered closed.

•  BBVA ARGENTINA S.A. Financial summary proceedings for Foreign Exchange Offence brought by the B.C.R.A. Notified on October 25, 2022, and identified under No. 7835, related to foreign exchange transactions performed in alleged noncompliance with the provisions established by point 9-A16 of BCRA Communiqué “A” No. 6770 referring to notes related to transactions performed between residents and import prepayments. Due to the link between cases and procedural economy, five cases have been filed with the oversight agency. The infringement stands at USD 1,414,526.28. The defendants are Banco BBVA Argentina S.A. (Argentine tax identification No. 30-50000319-3) and the following officials and employees: Ruben Lauriente, Noelia Sorbello, Juan Manuel Olives, Santiago Alejandro Gonzales, Mario Gustavo Dellamea, Maria Teresa Palacios, Mirtha Susana Monteleone and Gustavo Cara. The procedural status of the case is with the presentation of pleadings. With regard to transactions by individuals, in May the application of the principle of non-retroactivity of the more lenient criminal law was proposed by virtue of Communication “A” 8226 of the BCRA, dated April 11, 2025.

The Group and its legal advisors estimate that a reasonable interpretation of the applicable regulations in force was made and do not expect an adverse financial impact from these cases.

53. Subsequent Events

No events or transactions have occurred between period-end and the date of these interim condensed consolidated financial statements which may significantly affect the Entity's financial position or results of operations as of June 30, 2025.

54. Accounting principles – Explanation added for translations into English

These consolidated financial statements are presented in accordance with the financial reporting framework set forth by the BCRA, as mentioned in note 2. These accounting standards may not conform to accounting principles generally accepted in other countries.

EXHIBIT A

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

CONSOLIDATED WITH SUBSIDIARIES

AS OF JUNE 30, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54)

		HOLDING				POSITION
				Accounting	Accounting
Account	Identification	Fair	Fair value	balance	balance	Position with		Financial
		value	level	06.30.25	12.31.24	no options	Options	position

DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Government Securities - In pesos

Argentine Treasury Bills Capitalizable in Pesos. Maturity 07-10-2025 (1)	9336	101,200,000	1	101,200,000	-	101,200,000	-	101,200,000
Argentine Treasury Bills Capitalizable in Pesos. Maturity 08-29-2025 (1)	9296	65,647,193	1	65,647,193	-	65,647,193	-	65,647,193
Argentine Treasury Bond Capitalizable in Pesos. Maturity 01-30-2026	9316	34,561,019	1	34,561,019	-	34,561,019	-	34,561,019
Argentine Treasury Bills Capitalizable in Pesos. Maturity 09-12-2025 (1)	9301	30,020,000	1	30,020,000	-	30,020,000	-	30,020,000
Argentine Treasury Bill Capitalizable in Pesos at TAMAR rate. Maturity 07-31-2025	9330	27,284,250	1	27,284,250	-	27,284,250	-	27,284,250
Argentine Treasury Bills Capitalizable in Pesos. Maturity 05-29-2026	9333	20,608,136	1	20,608,136	-	20,608,136	-	20,608,136
Argentine Treasury Bond in Pesos at Dual rate. Maturity 09-15-2026	9321	16,051,632	1	16,051,632	-	16,051,632	-	16,051,632
Argentine Treasury Bond in Pesos at Dual rate. Maturity 12-15-2026	9323	14,329,057	1	14,329,057	-	14,329,057	-	14,329,057
Treasury Bonds in Pesos adjusted by Cer 0%. Maturity 10-31-2025	9312	9,030,601	1	9,030,601	8,534,381	9,030,601	-	9,030,601
Argentine Treasury Bills Capitalizable in Pesos. Maturity 08-15-2025 (1)	9308	8,464,740	1	8,464,740	2,521,954	8,464,740	-	8,464,740
Treasury Bonds in Pesos adjusted by Cer. Maturity 03-31-2026	9257	3,130,817	1	3,130,817	13,533,296	3,130,817	-	3,130,817
Argentine Treasury Bills Capitalizable in Pesos. Maturity 07-31-2025	9305	1,668,631	1	1,668,631	-	1,668,631	-	1,668,631
Argentine Treasury Bond Capitalizable in Pesos. Maturity 12-15-2025	9310	1,416,546	1	1,416,546	-	1,416,546	-	1,416,546
Argentine Treasury Bills Capitalizable in Pesos. Maturity 11-28-2025	9326	1,074,308	1	1,074,308	-	1,074,308	-	1,074,308
Argentine Treasury Bond in Pesos at Fixed Rate. Maturity 05-30-2030	9334	680,625	1	680,625	-	680,625	-	680,625
Treasury Bonds in Pesos adjusted by Cer 2%. Maturity 11-09-2026	5925	299,841	1	299,841	-	299,841	-	299,841
Treasury Bonds in Pesos adjusted by Cer 0%. Maturity 12-15-2025	9248	292,690	1	292,690	1,176,442	292,690	-	292,690
Argentine Treasury Bond Capitalizable in Pesos. Maturity 06-30-2026	9318	211,475	1	211,475	-	211,475	-	211,475
Treasury Bonds in Pesos adjusted by Cer. Maturity 06-30-2027	9241	117,064	1	117,064	-	117,064	-	117,064
Argentine Treasury Bond Capitalizable in Pesos. Maturity 10-17-2025	9309	111,813	1	111,813	-	111,813	-	111,813
Argentine Treasury Bond in Pesos adjusted by CER. Maturity 06-30-2026	9240	103,850	1	103,850	-	103,850	-	103,850
Treasury Bill Capitalizable in Pesos. Maturity 08-29-2025	9324	53,601	1	53,601	240,021	53,601	-	53,601
Argentine Treasury Bills Capitalizable in Pesos. Maturity 05-16-2025	9300	-	1	-	52,509,977	-	-	-
Argentine Treasury Bond Capitalizable. Maturity 02-13-2026	9314	-	1	-	7,678,334	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 02-28-2025	9253	-	1	-	4,526,694	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 04-28-2025	9303	-	1	-	3,700,973	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 01-17-2025	9283	-	2	-	2,355,272	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 05-30-2025	9304	-	1	-	2,326,559	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 01-31-2025	9251	-	1	-	2,210,148	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 02-14-2025	9297	-	1	-	2,084,148	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 04-16-2025	9299	-	1	-	1,377,174	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 03-14-2025	9298	-	1	-	517,396	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 06-30-2025	9295	-	1	-	163,439	-	-	-
Argentine Treasury Bond in Pesos adjusted by CER 4.25%. Maturity 02-14-2025	9179	-	1	-	91,520	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 03-31-2025	9256	-	1	-	31,623	-	-	-

Subtotal Government Securities - In pesos		336,357,889		336,357,889	105,579,351	336,357,889	-	336,357,889

Government Securities – In foreign currency

Argentine Treasury Bills in USD Zero Coupon. Maturity 01-16-2026	9327	128,419,434	1	128,419,434	-	128,419,434	-	128,419,434
AL30 Bond Local Law USD Step Up. Maturity 07-09-2030	5921	62,175	1	62,175	76,216	62,175	-	62,175

Subtotal Government Securities – In foreign currency		128,481,609		128,481,609	76,216	128,481,609	-	128,481,609

BCRA Bills - In pesos

Fiscal Liquidity Bill (LEFI). Maturity 07-17-2025	9285	158,751,185	1	158,751,185	-	158,751,185	-	158,751,185

Subtotal BCRA Bills - In pesos		158,751,185		158,751,185	-	158,751,185	-	158,751,185

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

CONSOLIDATED WITH SUBSIDIARIES

AS OF JUNE 30, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54)

		HOLDING				POSITION
				Accounting	Accounting
Account	Identification	Fair	Fair value	balance	balance	Position with		Financial
		value	level	06.30.25	12.31.24	no options	Options	position

DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS (Continued)

BCRA Notes - In foreign currency

Bonds for the Reconstruction of a Free Argentina - CLASS 1 - Maturity 10-31-2027 (Series C)	9236	446,240	1	446,240	-	446,240	-	446,240
Bonds for the Reconstruction of a Free Argentina - CLASS 4 - Maturity 10-31-2028	9335	257,079	2	257,079	-	257,079	-	257,079

Subtotal BCRA Notes - In foreign currency		703,319		703,319	-	703,319	-	703,319

Private Securities - In foreign currency

Corporate Bond 360 Energy Solar S.A. Series 5 in USD at a fixed rate. Maturity 05-09-2027	58483	67,346	2	67,346	-	67,346	-	67,346

Subtotal Private Securities - In foreign currency		67,346		67,346	-	67,346	-	67,346

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		624,361,348		624,361,348	105,655,567	624,361,348	-	624,361,348

OTHER DEBT SECURITIES

MEASURED AT FAIR VALUE THROUGH OCI

Local:
Government Securities - In pesos

Treasury Bonds in Pesos adjusted by Cer. Maturity 03-31-2026 (1)	9257	472,227,231	1	472,227,231	454,524,005	472,227,231	-	472,227,231
Treasury Bonds in Pesos adjusted by Cer 0%. Maturity 12-15-2025 (1)	9248	290,050,641	1	290,050,641	282,631,307	290,050,641	-	290,050,641
Argentine Treasury Bond in Pesos at Dual rate. Maturity 12-15-2026 (1)	9323	232,859,358	1	232,859,358	-	232,859,358	-	232,859,358
Argentine Treasury Bond in Pesos at Dual rate. Maturity 06-30-2026 (1)	9320	205,007,827	1	205,007,827	-	205,007,827	-	205,007,827
Argentine Treasury Bond in Pesos at Dual rate. Maturity 03-16-2026 (1)	9319	204,472,910	1	204,472,910	-	204,472,910	-	204,472,910
Argentine Treasury Bond in Pesos at Dual rate. Maturity 09-15-2026 (1)	9321	199,065,051	1	199,065,051	-	199,065,051	-	199,065,051
Treasury Bonds in Pesos adjusted by Cer 0%. Maturity 12-15-2026 (1)	9249	169,427,401	1	169,427,401	164,742,351	169,427,401	-	169,427,401
Argentine Treasury Bills Capitalizable in Pesos. Maturity 07-31-2025 (1)	9305	134,659,501	1	134,659,501	178,908,982	134,659,501	-	134,659,501
Treasury Bonds in Pesos adjusted by Cer. Maturity 10-30-2026	9313	87,464,023	1	87,464,023	-	87,464,023	-	87,464,023
Argentine Treasury Bills Capitalizable in Pesos. Maturity 11-10-2025 (1)	9324	82,600,874	1	82,600,874	-	82,600,874	-	82,600,874
Treasury Bonds in Pesos adjusted by Cer 2%. Maturity 11-09-2026	5925	50,574,883	1	50,574,883	7,110,671	50,574,883	-	50,574,883
Argentine Treasury Bond Capitalizable in Pesos. Maturity 12-15-2025 (1)	9310	47,232,000	1	47,232,000	151,639,968	47,232,000	-	47,232,000
Argentine Treasury Bills Capitalizable in Pesos. Maturity 10-31-2025 (1)	9315	33,544,000	1	33,544,000	-	33,544,000	-	33,544,000
Treasury Bonds in Pesos adjusted by Cer 0%. Maturity 06-30-2026 (1)	9240	28,366,028	1	28,366,028	30,442,525	28,366,028	-	28,366,028
Argentine Treasury Bills Capitalizable in Pesos. Maturity 02-28-2025	9253	-	1	-	285,538,538	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 03-31-2025	9256	-	1	-	283,257,040	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 04-16-2025	9299	-	1	-	186,759,755	-	-	-
Argentine Treasury Bond Capitalizable in Pesos. Maturity 10-17-2025	9309	-	1	-	147,574,750	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 09-30-2025	9306	-	1	-	74,266,178	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 06-18-2025	9288	-	1	-	73,546,823	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 02-14-2025	9297	-	1	-	66,842,437	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 03-14-2025	9298	-	1	-	40,675,191	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 08-29-2025	9296	-	1	-	37,492,766	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 09-12-2025	9301	-	1	-	37,492,766	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 06-30-2025	9295	-	1	-	36,284,250	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 05-30-2025	9304	-	1	-	34,399,541	-	-	-
Treasury Bonds in Pesos adjusted by Cer 4.25%. Maturity 02-14-2025	9180	-	1	-	21,501,304	-	-	-
Treasury Bonds in Pesos adjusted by Cer 0%. Maturity 06-30-2025	9244	-	1	-	6,923,069	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 01-31-2025	9251	-	1	-	965,662	-	-	-

Subtotal Government Securities - In pesos		2,237,551,728		2,237,551,728	2,603,519,879	2,237,551,728	-	2,237,551,728

Government Securities – In foreign currency

Argentine Treasury Bills in USD Zero Coupon. Maturity 01-16-2026	9327	85,158,719	1	85,158,719	-	85,158,719	-	85,158,719

Subtotal Government Securities – In foreign currency		85,158,719		85,158,719	-	85,158,719	-	85,158,719

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

CONSOLIDATED WITH SUBSIDIARIES

AS OF JUNE 30, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54)

		HOLDING				POSITION
				Accounting	Accounting
Account	Identification	Fair	Fair value	balance	balance	Position with		Financial
		value	level	06.30.25	12.31.24	no options	Options	position

OTHER DEBT SECURITIES (Continued)

BCRA Notes - In foreign currency
Bonds for the Reconstruction of a Free Argentina - CLASS 1 - Maturity 10-31-2027 (Series C)	9236	-	2	-	12,638,227	-	-	-
Bonds for the Reconstruction of a Free Argentina - CLASS 1 - Maturity 10-31-2027 (Series D)	9237	-	2	-	12,396,998	-	-	-
Bonds for the Reconstruction of a Free Argentina - CLASS 1 - Maturity 10-31-2027 (Series A)	9234	-	2	-	9,064,752	-	-	-
Bonds for the Reconstruction of a Free Argentina - CLASS 1 - Maturity 10-31-2027 (Series B)	9235	-	2	-	8,599,665	-	-	-

Subtotal BCRA Notes - In foreign currency		-		-	42,699,642	-	-	-

Private Securities - In pesos

Corporate Bond Fiat Compañía Financiera Series 20 in Pesos. Maturity 03-01-2026	58274	1,957,718	3	1,957,718	2,328,593	1,957,718	-	1,957,718
Corporate Bond New San S.A. in Pesos Series 21 Private BADLAR. Maturity 05-09-2025	57750	-	3	-	196,921	-	-	-
Corporate Bond Refi Pampa Series 2 in Pesos Uva. Maturity 05-06-2025	56123	-	3	-	124,609	-	-	-
Corporate Bond New San S.A. in Pesos Series 20 Private BADLAR. Maturity 02-01-2025	57557	-	3	-	312,954	-	-	-
Corporate Bond Bco de Serv. Financieros Series 24 in Pesos at Floating Rate. Maturity 02-02-2025	57560	-	3	-	245,353	-	-	-

Subtotal Private Securities - In pesos		1,957,718		1,957,718	3,208,430	1,957,718	-	1,957,718

Private Securities - In foreign currency

Corporate Bond Luz De Tres Picos 4 in USD. Maturity 09-29-2026	56467	3,344,615	2	3,344,615	3,318,956	3,344,615	-	3,344,615
Corporate Bond Petroquimica Comodoro Rivadavia Series R in USD. Maturity 10-22-2028	58155	2,788,185	1	2,788,185	2,934,271	2,788,185	-	2,788,185
Corporate Bond Empresa de Gas del Sur (EMGASUD) S.A. Series 48 in USD. Maturity 03-05-2028	58507	2,785,199	2	2,785,199	-	2,785,199	-	2,785,199
Corporate Bond 360 Energy Solar S.A. Series 4 in USD at a fixed rate. Maturity 10-30-2027	58187	2,537,427	1	2,537,427	3,070,437	2,537,427	-	2,537,427
Corporate Bond Empresa de Gas del Sur (EMGASUD) S.A. Series 39 in USD. Maturity 07-14-2028	57194	2,536,099	1	2,536,099	2,369,382	2,536,099	-	2,536,099
Corporate Bond Minera EXAR Series 1 in USD. Maturity 11-11-2027	58210	2,159,949	1	2,159,949	2,437,534	2,159,949	-	2,159,949
Corporate Bond Vista Energy Series 20 in USD. Maturity 07-20-2025	57081	1,976,143	2	1,976,143	2,005,313	1,976,143	-	1,976,143
Corporate Bond CAPEX S.A. Series 10 US$ Maturity 07-05-2027	57880	1,939,000	2	1,939,000	1,898,222	1,939,000	-	1,939,000
Corporate Bond CAPEX S.A. Series 11 US$ Maturity 06-17-2028	58728	1,791,125	2	1,791,125	-	1,791,125	-	1,791,125
Corporate Bond John Deere Credit Cia Financiera S.A. Series X US$ Maturity 03-08-2026	57639	1,183,972	1	1,183,972	1,171,112	1,183,972	-	1,183,972
Corporate Bond Petroquimica Comodoro Rivadavia Series O in USD. Maturity 09-22-2027	57379	1,098,176	2	1,098,176	1,164,007	1,098,176	-	1,098,176
Corporate Bond Ledesma Series 15 US$ at fixed rate. Maturity 10-04-2027	58426	327,131	1	327,131	-	327,131	-	327,131
Corporate Bond Vista Energy Series 23 in USD. Maturity 03-06-2027	57636	-	2	-	4,815,726	-	-	-
Corporate Bond Tecpetrol S.A. Series 7 in USD. Maturity 04-22-2026	57709	-	2	-	3,589,030	-	-	-
Corporate Bond YPF Series 32 in USD. Maturity 10-10-2028	58129	-	2	-	3,504,910	-	-	-
Corporate Bond YPF Series 29 in USD. Maturity 05-28-2026	57774	-	2	-	2,388,805	-	-	-
Corporate Bond Empresa de Gas del Sur (EMGASUD) S.A. Series 39 in USD. Maturity 03-08-2027	57644	-	2	-	2,358,704	-	-	-
Corporate Bond YPF Series 33 in USC Maturity 10-10-2028	58130	-	2	-	1,780,413	-	-	-
Corporate Bond Pampa Energia S.A. Series 20 in USC Maturity 03-26-2026	57682	-	2	-	1,209,026	-	-	-

Subtotal Private Securities - In foreign currency		24,467,021		24,467,021	40,015,848	24,467,021	-	24,467,021

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH OCI		2,349,135,186		2,349,135,186	2,689,443,799	2,349,135,186	-	2,349,135,186

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

CONSOLIDATED WITH SUBSIDIARIES

AS OF JUNE 30, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54)

		HOLDING				POSITION
				Accounting	Accounting
Account	Identification	Fair	Fair value	balance	balance	Position with		Financial
		value	level	06.30.25	12.31.24	no options	Options	position

OTHER DEBT SECURITIES (Continued)

MEASURED AT AMORTIZED COST

Government Securities - In pesos

Argentine Treasury Bonds in Pesos. Maturity 08-23-2025 (1)	9196	49,214,310	2	49,034,282	144,437,561	49,034,282	-	49,034,282
Argentine Treasury Bonds in Pesos. Maturity 05-23-2027 (1)	9132	16,078,557	2	16,019,595	27,668,789	16,019,595	-	16,019,595
Argentine Treasury Bonds in Pesos at Private Badlar Rate 0.7%. Maturity 11-23-2027 (1)	9166	10,371,752	2	10,371,171	11,938,310	10,371,171	-	10,371,171

Subtotal Government Securities - In pesos		75,664,619		75,425,048	184,044,660	75,425,048	-	75,425,048

TOTAL SECURITIES AT AMORTIZED COST		75,664,619		75,425,048	184,044,660	75,425,048	-	75,425,048

TOTAL OTHER DEBT SECURITIES		2,424,799,805		2,424,560,234	2,873,488,459	2,424,560,234	-	2,424,560,234

EQUITY INSTRUMENTS

MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Private Securities - In pesos

Share BYMA- Bolsas y Mercados Argentina		4,931,368	1	4,931,368	6,978,256	4,931,368	-	4,931,368
Share Banco de Valores de Bs. As.		1,456,556	1	1,456,556	2,408,038	1,456,556	-	1,456,556

Subtotal Private Securities - In pesos		6,387,924		6,387,924	9,386,294	6,387,924	-	6,387,924

TOTAL EQUITY INSTRUMENTS MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS		6,387,924		6,387,924	9,386,294	6,387,924	-	6,387,924

MEASURED AT FAIR VALUE THROUGH OCI

Local:
Private Securities - In pesos

A3 Mercados S.A. (former Mercado Abierto Electrónico S.A.)		3,501,911	1	3,501,911	1,164,532	3,501,911	-	3,501,911
Compensadora Electrónica S.A.		4,100,954	3	4,100,954	2,804,901	4,100,954	-	4,100,954
Seguro de Depósitos S.A.		308,770	3	308,770	308,770	308,770	-	308,770
Other		10,681	3	10,681	17,306	10,681	-	10,681

Subtotal Private Securities - In pesos		7,922,316		7,922,316	4,295,509	7,922,316	-	7,922,316

Foreign:
Private Securities - In foreign currency

Banco Latinoamericano de Exportaciones S.A.		973,091	2	973,091	847,082	973,091	-	973,091
Other		45,183	2	45,183	39,724	45,183	-	45,183

Subtotal Private Securities - In foreign currency		1,018,274		1,018,274	886,806	1,018,274	-	1,018,274

TOTAL EQUITY INSTRUMENTS MEASURED AT FAIR VALUE THROUGH OCI		8,940,590		8,940,590	5,182,315	8,940,590	-	8,940,590

TOTAL EQUITY INSTRUMENTS		15,328,514		15,328,514	14,568,609	15,328,514	-	15,328,514

(1) It represents securities fully or partially computed for minimum cash requirements as of June 30, 2025, Note 47.1 to the consolidated financial statements.

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE AND GUARANTEES RECEIVED CONSOLIDATED WITH SUBSIDIARIES

AS OF JUNE 30, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54)

Account	06.30.25	12.31.24

COMMERCIAL PORTFOLIO

Normal performance	5,182,959,926	4,219,102,039
Preferred collaterals and counter-guarantees “A”	7,100,013	10,562,118
Preferred collaterals and counter-guarantees “B”	12,556,372	13,831,722
No preferred guarantees or counter guarantees	5,163,303,541	4,194,708,199

With special follow up	2,199,617	-

Under observation	2,199,617	-
No preferred guarantees or counter guarantees	2,199,617	-

Troubled	3,905,761	3,835,035
No preferred guarantees or counter guarantees	3,905,761	3,835,035

With high risk of insolvency	1,123,432	397,473
Preferred collaterals and counter-guarantees “B”	-	314
No preferred guarantees or counter guarantees	1,123,432	397,159

Uncollectible	83,537	33,516
No preferred guarantees or counter guarantees	83,537	33,516

TOTAL	5,190,272,273	4,223,368,063

EXHIBIT B

(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE AND GUARANTEES RECEIVED

CONSOLIDATED WITH SUBSIDIARIES

AS OF JUNE 30, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54)

Account	06.30.25	12.31.24

CONSUMER AND HOUSING PORTFOLIO

Normal performance	6,004,901,618	4,777,879,927
Preferred collaterals and counter-guarantees “A”	1,309,191	1,259,551
Preferred collaterals and counter-guarantees “B”	676,472,982	478,636,910
No preferred guarantees or counter guarantees	5,327,119,445	4,297,983,466

Low risk	182,003,113	67,802,607
Preferred collaterals and counter-guarantees “B”	9,819,800	6,678,755
No preferred guarantees or counter guarantees	172,183,313	61,123,852

Low risk – with special follow-up	3,419,066	2,695,446
No preferred guarantees or counter guarantees	3,419,066	2,695,446

Medium risk	174,051,138	52,883,336
Preferred collaterals and counter-guarantees “B”	2,885,950	1,029,059
No preferred guarantees or counter guarantees	171,165,188	51,854,277

High risk	78,564,489	40,666,469
Preferred collaterals and counter-guarantees “A”	236	-
Preferred collaterals and counter-guarantees “B”	7,322,262	2,185,158
No preferred guarantees or counter guarantees	71,241,991	38,481,311

Uncollectible	8,196,094	5,475,563
Preferred collaterals and counter-guarantees “A”	108	124
Preferred collaterals and counter-guarantees “B”	1,446,107	683,106
No preferred guarantees or counter guarantees	6,749,879	4,792,333

TOTAL	6,451,135,518	4,947,403,348

GRAND TOTAL	11,641,407,791	9,170,771,411

EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING

CONSOLIDATED WITH SUBSIDIARIES

AS OF JUNE 30, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54)

	06.30.25		12.31.24
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	1,510,654,527	12.98%	1,234,931,967	13.47%
50 following largest customers	1,469,757,582	12.63%	1,150,219,887	12.54%
100 following largest customers	975,619,564	8.38%	702,215,627	7.66%
All other customers	7,685,376,118	66.01%	6,083,403,930	66.33%

TOTAL	11,641,407,791	100.00%	9,170,771,411	100.00%

EXHIBIT D

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

CONSOLIDATED WITH SUBSIDIARIES

AS OF JUNE 30, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.) (1)

(Translation of Financial statements originally issued in Spanish - See Note 54)

		Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ACCOUNT	due	month	months	months	months	months	24	TOTAL

Non-financial Government sector	-	3,665,322	8,516	12,774	25,548	51,096	4,258	3,767,514

Financial Sector	-	36,442,158	16,830,707	19,523,643	59,317,317	102,268,844	1,964,057	236,346,726

Non-financial Private Sector and Residents Abroad	241,861,551	4,145,380,507	1,787,295,082	1,891,221,640	1,461,574,498	1,437,593,577	2,845,719,580	13,810,646,435

TOTAL	241,861,551	4,185,487,987	1,804,134,305	1,910,758,057	1,520,917,363	1,539,913,517	2,847,687,895	14,050,760,675

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)(1)

(Translation of Financial statements originally issued in Spanish - See Note 54)

		Terms remaining to maturity
	Portfolio	1	3	6	12	24	more than
ACCOUNT	due	month	months	months	months	months	24	TOTAL

Non-financial Government sector	-	1,059,681	9,802	14,702	29,405	58,810	34,306	1,206,706

Financial Sector	-	27,872,522	12,851,359	12,851,465	23,902,945	29,848,164	62,799	107,389,254

Non-financial Private Sector and Residents Abroad	88,847,190	3,359,838,634	1,716,715,247	1,356,768,923	1,005,206,739	1,121,708,879	2,143,668,303	10,792,753,915

TOTAL	88,847,190	3,388,770,837	1,729,576,408	1,369,635,090	1,029,139,089	1,151,615,853	2,143,765,408	10,901,349,875

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT H

DEPOSITS CONCENTRATION

CONSOLIDATED WITH SUBSIDIARIES

AS OF JUNE 30, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54)

	06.30.25		12.31.24
	Debt balance	% over total portfolio	Debt balance	% over Debt portfolio
Number of customers

10 largest customers	2,745,888,418	21.08%	1,976,907,525	17.30%

50 following largest customers	1,831,919,674	14.06%	1,662,464,113	14.55%

100 following largest customers	620,495,481	4.76%	527,578,286	4.62%

All other customers	7,828,312,472	60.10%	7,261,787,990	63.53%

TOTAL	13,026,616,045	100.00%	11,428,737,914	100.00%

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

CONSOLIDATED WITH SUBSIDIARIES

AS OF JUNE 30, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.) (1)

(Translation of Financial statements originally issued in Spanish - See Note 54)

	Terms remaining to maturity

	1	3	6	12	24	more than
ACCOUNTS	month	months	months	months	months	24	TOTAL
						months

Deposits	11,680,597,236	1,307,602,477	211,989,490	46,835,015	2,941	-	13,247,027,159
Non-financial Government sector	71,531,984	56,716,561	-	-	-	-	128,248,545
Financial Sector	9,892,636	-	-	-	-	-	9,892,636
Non-financial Private Sector and Residents Abroad	11,599,172,616	1,250,885,916	211,989,490	46,835,015	2,941	-	13,108,885,978
Liabilities at fair value through profit or loss	422,633	-	-	-	-	-	422,633
Derivative instruments	15,045,703	-	-	-	-	-	15,045,703
Other financial liabilities	1,658,378,598	773,661	1,118,233	2,021,288	2,833,244	22,720,264	1,687,845,288
Financing received from the BCRA and other financial institutions	200,371,653	23,245,888	67,081,946	61,315,228	69,298,098	968,039	422,280,852
Corporate bonds issued	138,862,570	49,372,837	14,227,133	235,881,848	4,161,498	-	442,505,886

TOTAL	13,693,678,393	1,380,994,863	294,416,802	346,053,379	76,295,781	23,688,303	15,815,127,521

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.) (1)

(Translation of Financial statements originally issued in Spanish - See Note 54)

	Terms remaining to maturity

	1	3	6	12	24	more than
ACCOUNTS	month	months	months	months	months	24	TOTAL
						months

Deposits	10,581,099,650	692,184,266	298,694,136	51,794,973	3,700	-	11,623,776,725
Non-financial Government sector	138,985,349	572,070	-	-	-	-	139,557,419
Financial Sector	4,980,448	-	-	-	-	-	4,980,448
Non-financial Private Sector and Residents Abroad	10,437,133,853	691,612,196	298,694,136	51,794,973	3,700	-	11,479,238,858

Derivative instruments	4,441,163	-	-	-	-	-	4,441,163
Other financial liabilities	1,376,164,911	937,150	1,345,077	2,279,392	3,638,290	23,904,684	1,408,269,504
Financing received from the BCRA and other financial institutions	109,128,675	45,719,720	26,481,096	72,796,104	20,856,017	1,168	274,982,780
Corporate bonds issued	1,460,000	909,245	13,144,490	120,137,438	7,299,268	-	142,950,441

TOTAL	12,072,294,399	739,750,381	339,664,799	247,007,907	31,797,275	23,905,852	13,454,420,613

	(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT J

PROVISIONS

CONSOLIDATED WITH SUBSIDIARIES

AS OF JUNE 30, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54)

					Decreases
	Accounts	Balances at the beginning of the year	Increases		Reversals	Uses	Monetary (loss) generated by provisions	Balances as of 06.30.25

	INCLUDED IN LIABILITIES
	- Provisions for contingent commitments	26,218,872	11,497,697	(1)(3)	-	-	(3,758,122)	33,958,447

	- For administrative, disciplinary and criminal penalties	5,755	-		-	-	(755)	5,000

	- Provisions for termination plans	2,014,612	912,765		-	-	(264,248)	2,663,129

	- Other	25,969,353	8,409,414	(2)	19,274	5,407,684	(3,650,406)	25,301,403

	TOTAL PROVISIONS	54,208,592	20,819,876		19,274	5,407,684	(7,673,531)	61,927,979

(1)	Set up in compliance with the provisions of Communication “A” 6868 of the BCRA.
(2)	Set up to cover contingent events not considered in other items (civil, commercial, labor lawsuits and other).
(3)	Includes an increase of 10,034 for exchange differences in foreign currency for contingent commitments

PROVISIONS

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54)

					Decreases
	Accounts	Balances at the beginning of the year	Increases		Reversals	Uses	Monetary (loss) generated by provisions	Balances as of 12.31.24

	INCLUDED IN LIABILITIES
	- Provisions for contingent commitments	14,969,019	22,443,317	(1)(3)	-	-	(11,193,464)	26,218,872

	- For administrative, disciplinary and criminal penalties	12,532	-		-	-	(6,777)	5,755

	- Provisions for termination plans	1,930,164	1,300,331		-	-	(1,215,883)	2,014,612

	- Other	35,029,877	31,165,161	(2)	1,129,067	6,707,330	(32,389,288)	25,969,353

	TOTAL PROVISIONS	51,941,592	54,908,809		1,129,067	6,707,330	(44,805,412)	54,208,592

(1)	Set up in compliance with the provisions of Communication “A” 6868 of the BCRA.
(2)	Set up to cover contingent events not considered in other items (civil, commercial, labor lawsuits and other).
(3)	Includes an increase of 41,422 for exchange differences in foreign currency for contingent commitments

EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES

CONSOLIDATED WITH SUBSIDIARIES

AS OF JUNE 30, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54)

			ECL of remaining life of the financial asset
Accounts	Balances as of 12.31.24	ECL for the following 12 months	FI with significant increase of credit risk	FI with credit impairment	Monetary gain (loss) generated by allowances	Balances as of 06.30.25

Other financial assets	2,079,199	(198,101)	-	548,373	(290,754)	2,138,717

Loans and other financing	182,822,660	6,769,093	21,785,445	126,654,941	(31,827,421)	306,204,718
Other financial institutions	2,263,655	1,452,167	67,195	(668,931)	(805,989)	2,308,097
Non-financial Private Sector and Residents Abroad	180,559,005	5,316,926	21,718,250	127,323,872	(31,021,432)	303,896,621
Overdrafts	7,675,760	461,481	532,960	4,682,656	(1,230,687)	12,122,170
Instruments	14,807,894	940,692	1,506,356	1,398,391	(2,154,063)	16,499,270
Mortgage loans	10,342,511	(214,327)	(39,394)	1,047,359	(1,509,565)	9,626,584
Pledge loans	2,407,444	257,967	293,140	4,617,640	(498,126)	7,078,065
Consumer loans	53,010,240	149,989	8,963,392	52,498,170	(10,002,377)	104,619,414
Credit cards	78,712,102	(884,001)	11,014,416	59,721,922	(13,331,780)	135,232,659
Finance leases	714,612	66,708	(2,244)	125,145	(113,133)	791,088
Other	12,888,442	4,538,417	(550,376)	3,232,589	(2,181,701)	17,927,371

Other debt securities	180,528	(60,000)	-	-	(18,810)	101,718

Contingent commitments	26,218,872	8,772,418	2,607,965	117,314	(3,758,122)	33,958,447

TOTAL ALLOWANCES	211,301,259	15,283,410	24,393,410	127,320,628	(35,895,107)	342,403,600

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54)

			ECL of remaining life of the financial asset
Accounts	Balances as of 12.31.23	ECL for the following 12 months	FI with significant increase of credit risk	FI with credit impairment	Monetary gain (loss) generated by allowances	Balances as of 12.31.24

Other financial assets	3,556,410	(51,563)	-	595,860	(2,021,508)	2,079,199

Loans and other financing	113,843,665	51,583,265	20,775,683	76,582,337	(79,962,290)	182,822,660
Other financial institutions	2,457,858	3,927,578	197,592	(28,420)	(4,290,953)	2,263,655
Non-financial Private Sector and Residents Abroad	111,385,807	47,655,687	20,578,091	76,610,757	(75,671,337)	180,559,005
Overdrafts	8,609,184	3,093,395	(429,187)	2,627,525	(6,225,157)	7,675,760
Instruments	9,636,198	11,143,216	345,112	114,250	(6,430,882)	14,807,894
Mortgage loans	8,290,015	343,195	2,466,516	5,662,261	(6,419,476)	10,342,511
Pledge loans	1,664,102	411,351	342,241	993,428	(1,003,678)	2,407,444
Consumer loans	24,213,565	11,267,280	6,402,135	28,527,267	(17,400,007)	53,010,240
Credit cards	47,886,186	21,482,826	10,402,026	33,718,977	(34,777,913)	78,712,102
Finance leases	1,191,509	157,653	40,318	82,818	(757,686)	714,612
Other	9,895,048	(243,229)	1,008,930	4,884,231	(2,656,538)	12,888,442

Other debt securities	245,695	107,551	-	-	(172,718)	180,528

Contingent commitments	14,969,019	17,225,216	4,544,769	661,822	(11,181,954)	26,218,872

TOTAL ALLOWANCES	132,614,789	68,864,469	25,320,452	77,840,019	(93,338,470)	211,301,259

SEPARATE CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF JUNE 30, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

	Notes and Exhibits	06.30.25	12.31.24

ASSETS

Cash and deposits in banks	4	3,307,075,213	3,242,130,049

Cash		822,126,864	2,050,751,799
Financial institutions and correspondents		2,473,776,939	1,191,378,250
BCRA		1,571,163,958	872,015,696
Other in the country and abroad		902,612,981	319,362,554
Other		11,171,410	-

Debt securities at fair value through profit or loss	5 and A	624,071,288	105,324,026

Derivative instruments	6	12,038,260	11,352,524

Other financial assets	8	190,714,534	289,413,356

Loans and other financing	9	10,676,751,860	8,338,844,226

Non-financial Government sector		3,706,568	1,110,368
Other financial institutions		315,404,021	183,148,061
Non-financial Private Sector and Residents Abroad		10,357,641,271	8,154,585,797

Other debt securities	10 and A	2,424,560,234	2,873,488,459

Financial assets pledged as collateral	11	355,067,350	532,857,686

Current income tax assets	12,1	85,062	51,999,350

Investments in equity instruments	13 and A	15,328,514	14,568,609

Investments in subsidiaries and associates	14	144,814,726	112,657,973

Property and equipment	15	747,806,922	743,714,227

Intangible assets	16	87,822,226	78,980,916

Deferred income tax assets	12,3	24,428,797	20,342,621

Other non-financial assets	17	262,574,850	253,031,929

Non-current assets held for sale	18	3,635,905	4,315,714

TOTAL ASSETS		18,876,775,741	16,673,021,665

The accompanying explanatory notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF JUNE 30, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

	Notes and Exhibits	06.30.25	12.31.24

LIABILITIES

Deposits	19 and H	13,082,009,967	11,465,588,492

Non-financial Government sector		126,092,240	138,823,337
Financial Sector		11,430,342	45,371,171
Non-financial Private Sector and Residents Abroad		12,944,487,385	11,281,393,984

Liabilities at fair value through profit or loss	20	422,633	-

Derivative instruments	6	15,045,703	4,441,163

Other financial liabilities	21	1,649,523,891	1,370,824,091

Financing received from the BCRA and other financial institutions	22	103,317,561	51,548,424

Corporate bonds issued	23	361,233,171	90,423,996

Provisions	J	61,792,438	54,098,477

Other non-financial liabilities	24	724,374,259	667,907,921

TOTAL LIABILITIES		15,997,719,623	13,704,832,564

EQUITY

Share capital	2	612,710	612,710
Non-capitalized contributions		6,744,974	6,744,974
Capital adjustments		1,040,005,619	1,040,005,619
Reserves		1,761,473,837	1,457,815,064
Other accumulated comprehensive loss		(68,284,800)	56,440,170
Income for the period / year		138,503,778	406,570,564

TOTAL EQUITY		2,879,056,118	2,968,189,101

TOTAL LIABILITIES AND EQUITY		18,876,775,741	16,673,021,665

The accompanying explanatory notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF INCOME

FOR THE INTERIM THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2025 and 2024

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

	Notes and Exhibits	Quarter ended 06.30.25	Accumulated as of 06.30.25	Quarter ended 06.30.24	Accumulated as of 06.30.24

Interest income	26	988,781,614	1,908,394,859	1,320,817,854	3,370,773,102
Interest expense	27	(431,140,086)	(807,823,494)	(405,976,711)	(1,197,063,709)

Net interest income		557,641,528	1,100,571,365	914,841,143	2,173,709,393

Commission income	28	159,598,054	333,659,772	151,870,626	289,973,037
Commission expense	29	(82,872,530)	(168,895,722)	(83,132,638)	(153,195,216)

Net commission income		76,725,524	164,764,050	68,737,988	136,777,821

Net income from measurement of financial instruments at fair value through profit or loss	30	43,858,837	75,309,551	42,674,143	87,894,262
Net income/(loss) from write-down of assets at amortized cost and at fair value through OCI	31	(293,901)	84,667,245	19,057,509	123,074,574
Foreign exchange and gold gains	32	54,840,643	63,697,780	28,508,375	45,871,262
Other operating income	33	40,092,399	80,258,141	38,823,790	85,779,787
Impairment of financial assets	34	(144,727,283)	(243,426,480)	(56,161,197)	(100,256,262)

Net operating income		628,137,747	1,325,841,652	1,056,481,751	2,552,850,837

Personnel benefits	35	(139,121,859)	(264,992,707)	(150,355,388)	(296,413,322)
Administrative expenses	36	(144,498,685)	(297,300,372)	(161,000,281)	(329,492,525)
Asset depreciation and impairment	37	(23,384,106)	(45,213,234)	(24,795,494)	(41,570,506)
Other operating expenses	38	(161,348,569)	(297,195,213)	(131,072,532)	(299,083,853)

Operating income		159,784,528	421,140,126	589,258,056	1,586,290,631

Income from associates and joint ventures		18,312,511	32,568,241	11,200,896	7,661,303
Loss on net monetary position		(102,687,577)	(250,637,035)	(359,689,380)	(1,259,914,301)

Income before income tax		75,409,462	203,071,332	240,769,572	334,037,633

Income tax	12.4	(20,053,465)	(64,567,554)	(86,000,669)	(121,781,220)

Net income for the period		55,355,997	138,503,778	154,768,903	212,256,413
The accompanying explanatory notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF INCOME

FOR THE INTERIM THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2025 and 2024

EARNINGS PER SHARE

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

Accounts	06.30.25	06.30.24

Numerator:

Net income attributable to owners of the Parent	138,503,778	212,256,413
Net income attributable to owners of the Parent adjusted to reflect the effect of dilution	138,503,778	212,256,413

Denominator:

Weighted average of outstanding common shares for the period	612,710,079	612,710,079
Weighted average of outstanding common shares for the period adjusted to reflect the effect of dilution	612,710,079	612,710,079

Basic earnings per share (stated in pesos)	226.0511	346.4223
Diluted earnings per share (stated in pesos) (1)	226.0511	346.4223

(1) As Banco BBVA Argentina S.A. has not issued financial instruments with dilution effects on earnings per share, basic earnings and diluted earnings per share are equal.

SEPARATE CONDENSED STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE INTERIM THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2025 and 2024

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

	Note	Quarter ended as of 06.30.25	Accumulated as of 06.30.25	Quarter as of 06.30.24	Accumulated as of 06.30.24

Net income for the period		55,355,997	138,503,778	154,768,903	212,256,413

Other comprehensive income components to be reclassified to income/(loss) for the period:

Share in Other Comprehensive Income from associates and joint ventures at equity method

Share in Other Comprehensive Income from associates and joint ventures at equity method		12	12	(412,612)	(731,024)

		12	12	(412,612)	(731,024)

Profit or losses from financial instruments at fair value through OCI

Profit or losses from financial instruments at fair value through OCI		(14,747,735)	(111,608,157)	(214,175,170)	(366,382,761)
Adjustment for reclassification for the period		293,901	(84,667,245)	(17,570,328)	(120,946,922)
Income tax	12.4	5,058,842	68,696,391	86,802,759	229,518,328

		(9,394,992)	(127,579,011)	(144,942,739)	(257,811,355)

Other comprehensive income components not to be reclassified to income/(loss) for the period:

Income or loss on equity instruments at fair value through OCI

Income/(loss) for the period from equity instruments at fair value through OCI		1,118,173	2,854,029	(283,198)	(208,208)

		1,118,173	2,854,029	(283,198)	(208,208)

Total Other Comprehensive Income/(loss) for the period		(8,276,807)	(124,724,970)	(145,638,549)	(258,750,587)

Total Comprehensive Income		47,079,190	13,778,808	9,130,354	(46,494,174)
The accompanying explanatory notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE INTERIM SIX-MONTH PERIOD ENDED JUNE 30, 2025

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

	2025
	Share Capital	Non-capitalized contributions		Other Comprehensive Income		Reserves

Transactions	Outstanding Shares	Share premium	Equity adjustments	Income/(loss) on financial instruments at fair value through OCI	Other	Legal	Other	Retained earnings	Total

Restated balances at the beginning of the year	612,710	6,744,974	1,040,005,619	56,440,182	(12)	751,106,000	706,709,064	406,570,564	2,968,189,101

Total comprehensive income for the year
- Net income for the period	-	-	-	-	-	-	-	138,503,778	138,503,778
- Other comprehensive income/(loss) for the period	-	-	-	(124,724,982)	12	-	-	-	(124,724,970)
- Distribution of retained earnings approved by the Shareholders’ Meeting held on April 23, 2025 (Note 44 to the consolidated financial statements):
Legal reserve	-	-	-	-	-	81,314,113	-	(81,314,113)	-
Other	-	-	-	-	-	-	325,256,451	(325,256,451)	-
- Distribution of dividends approved by the Shareholders’ Meeting held on April 23 and by the BCRA, on May 12, 2025 (Note 44 to the consolidated financial statements):
Dividends in kind and in cash (1)	-	-	-	-	-	-	(102,911,791)	-	(102,911,791)

Balances at fiscal period end	612,710	6,744,974	1,040,005,619	(68,284,800)	-	832,420,113	929,053,724	138,503,778	2,879,056,118

(1) Corresponds to $ 145.93 (in nominal values) per share.
The accompanying explanatory notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE INTERIM SIX-MONTH PERIOD ENDED JUNE 30, 2024

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

	2024
	Share	Non-capitalized		Other Comprehensive
	capital	contributions		Income		Reserves
Transactions	Outstanding shares	Share premium	Equity adjustments	Income/(loss) on financial instruments at fair value through OCI	Other	Legal	Other	Retained earnings	Total

Restated balances at the beginning of the period	612,710	6,744,974	1,040,005,619	433,404,724	1,692,354	668,625,152	960,903,162	412,404,244	3,524,392,939

Total comprehensive income for the period
- Net income for the period	-	-	-	-	-	-	-	212,256,413	212,256,413
- Other comprehensive income/(loss) for the period	-	-	-	(258,019,563)	(731,024)	-	-	-	(258,750,587)
- Distribution of retained earnings approved by the Shareholders’ Meeting held on April 26, 2024 (Note 44 to the consolidated financial statements):
Legal reserve	-	-	-	-	-	82,480,849	-	(82,480,849)	-
Other	-	-	-	-	-	-	329,923,395	(329,923,395)	-
- Distribution of dividends approved by the Shareholders’ Meeting held on April 26, by the BCRA, on May 3 and by the Board of Directors’ Meeting on May 6, 2024 (Note 44 to the consolidated financial statements):
Dividends in kind and in cash (1)	-	-	-	-	-	-	(584,117,493)	-	(584,117,493)

Balances at fiscal period-end	612,710	6,744,974	1,040,005,619	175,385,161	961,330	751,106,001	706,709,064	212,256,413	2,893,781,272
(1) Corresponds to $ 431.24 (in nominal values) per share.
The accompanying explanatory notes and exhibits are an integral part of these separate financial statements.

SEPARATE STATEMENT OF CASH FLOWS

FOR THE INTERIM SIX-MONTH PERIODS ENDED JUNE 30, 2025 AND 2024

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

Accounts	06.30.25	06.30.24

Cash flows from operating activities

Income before income tax	203,071,332	334,037,633

Adjustment for total monetary income for the period	250,637,035	1,259,914,301

Adjustments to obtain cash flows from operating activities:	213,881,434	699,424,106

Depreciation and amortization	45,213,234	41,570,506
Impairment of financial assets	243,426,480	100,256,262
Effect of foreign exchange changes on cash and cash equivalents	(64,481,378)	557,588,057
Other adjustments	(10,276,902)	9,281

Net decreases from operating assets:	(4,376,718,241)	(5,262,093,015)

Debt securities at fair value through profit or loss	(567,967,938)	(54,184,962)
Derivative instruments	(1,917,771)	6,631,146
Repo transactions and surety bonds	-	857,026,757
Loans and other financing	(3,836,502,156)	(2,959,962,473)
Non-financial government sector	(2,829,719)	(2,146,114)
Other financial institutions	(160,859,711)	(102,019,249)
Non-financial private sector and residents abroad	(3,672,812,726)	(2,855,797,110)
Other debt securities	(112,659,549)	(2,724,774,577)
Financial assets pledged as collateral	108,724,735	(234,804,323)
Investments in equity instruments	1,432,751	(5,157,251)
Other assets	32,171,687	(146,867,332)

Net increases from operating liabilities:	3,857,680,667	4,495,135,794

Deposits	3,273,104,639	3,823,835,208
Non-financial Government sector	13,755,651	298,940,469
Financial sector	(31,851,116)	1,985,947
Non-financial Private Sector and Residents Abroad	3,291,200,104	3,522,908,792
Liabilities at fair value through profit or loss	690,648	(18,871,472)
Derivative instruments	11,673,649	(2,421,854)
Repo transactions and surety bonds	-	247,476,742
Other liabilities	572,211,731	445,117,170

Income tax paid	-	(310,949,569)

Total cash flows generated by operating activities	148,552,227	1,215,469,250

SEPARATE STATEMENT OF CASH FLOWS

FOR THE INTERIM SIX-MONTH PERIODS ENDED JUNE 30, 2025 AND 2024

(Amounts stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

Accounts	06.30.25	06.30.24

Cash flows from investing activities

Payments:	(51,915,127)	(63,612,172)

Purchase of property and equipment, intangible assets and other assets	(51,622,510)	(63,612,172)
Other payments related to investing activities	(292,617)	-

Collections:	412,987	20,220,678

Other collections related to investing activities	412,987	20,220,678

Total cash flows used in investing activities	(51,502,140)	(43,391,494)

Cash flows from financing activities

Payments:	(10,190,861)	(76,027,628)

Dividends	(3,387,108)	(68,137,646)
Payment of lease liabilities	(6,803,753)	(7,889,982)

Collections:	309,353,721	10,311,775

Non-subordinated corporate bonds	257,666,145	-
Financing from local financial institutions	35,478,457	1,343,970
Other collections related to financing activities	16,209,119	8,967,805

Total cash flows generated by / (used in) financing activities	299,162,860	(65,715,853)

Effect of exchange rate changes on cash and cash equivalents	64,481,378	(557,588,057)
Effect of net monetary income/(loss) of cash and cash equivalents	(395,749,161)	(1,394,280,243)

Total changes in cash flows	64,945,164	(845,506,397)
Restated cash and cash equivalents at the beginning of the year (Note 4)	3,242,130,049	2,861,812,232
Cash and cash equivalents at fiscal period-end (Note 4)	3,307,075,213	2,016,305,835

The accompanying explanatory notes and exhibits are an integral part of these separate financial statements.

NOTES TO THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

1. Basis for the preparation of separate financial statements

As mentioned in Note 2 to the consolidated condensed interim financial statements, the Bank presents consolidated financial statements in accordance with the financial reporting framework set forth by the Argentine Central Bank (BCRA).

These financial statements of the Bank are supplementary to the consolidated condensed interim financial statements mentioned above and are intended for the purposes of complying with legal and regulatory requirements.

2. Basis for the preparation of these financial statements and applicable accounting standards

These separate condensed interim financial statements of the Bank were prepared in accordance with the financial reporting framework set forth by the BCRA (Communication “A” 6114 as supplemented by the BCRA). Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on IFRS Accounting Standards as issued by the IASB (International Accounting Standards Board) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned IFRS Accounting Standards include the International Financial Reporting Standards (IFRS), the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

Out of the exceptions set forth by the BCRA to the application of current IFRS Accounting Standards, the following affects the preparation of these separate condensed interim financial statements:

(1)	Within the framework of the convergence process to IFRS Accounting Standards established by Communication “A” 6114, as amended and supplemented, the BCRA provided that for fiscal years starting on or after January 1, 2020, financial institutions defined as “Group A” according to BCRA regulations, as such is the case of the Entity, are required to start to apply paragraph 5.5 “Impairment” of IFRS 9 “Financial Instruments” (paragraphs B5.5.1 through B5.5.55) except for exposures to the public sector, considering the exclusion set forth by Communication “A” 6847.

Had the abovementioned paragraph 5.5. “Impairment” been applied in full, according to an estimate made by the Entity, as of June 30, 2025 and December 31, 2024, its shareholders’ equity would have been reduced by 431,930 and 5,875,621, respectively.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Entity comply with the IFRS Accounting Standards that have been currently approved and are applicable in the preparation of these separate condensed interim financial statements in accordance with the IFRS Accounting Standards as adopted by the BCRA as per Communication “A” 7411. In general, the BCRA does not allow the early application of any IFRS Accounting Standards, unless otherwise specified.

Likewise, the BCRA by means of Communications "A" 6323 and 6324 established guidelines for the preparation and presentation of financial statements of financial entities as from fiscal years beginning on January 1, 2018, including additional information requirements as well as the information to be presented in the form of Exhibits.

As this is an interim period, the Entity has opted to present condensed information, pursuant to the guidelines of IAS 34 “Interim Financial Reporting”; therefore, not all the information required for the preparation of complete financial statements under IFRS is included. Therefore, these financial statements should be read in conjunction with the financial statements as of December 31, 2024. However, explanatory notes of events and transactions that are material for understanding any changes in the financial position as from December 31, 2024 are included.

To avoid duplication of information already provided, we refer to the consolidated condensed interim financial statements regarding:

–	General information (Note 1 to the consolidated condensed interim financial statements)

–	Figures stated in thousands of pesos (Note 2.1.2. to the consolidated condensed interim financial statements)

–	Presentation of Statement of Financial Position (Note 2.1.3 to the consolidated condensed interim financial statements)

–	Comparative information (Note 2.1.4. to the consolidated condensed interim financial statements)

–	Measuring unit (Note 2.1.5. to the consolidated condensed interim financial statements)
–	Summary of significant accounting policies (Note 2.3 to the consolidated condensed interim financial statements), except for the measurement of ownership interests in subsidiaries
–	Accounting judgments, estimates and assumptions (Note 2.4. to the consolidated condensed interim financial statements)
–	Regulatory changes introduced during this fiscal year y New pronouncements (Note 2.5. and 2.6. respectively, to the consolidated condensed interim financial statements)
–	Transcription to the books (Note 2.7. to the consolidated condensed interim financial statements)
–	Provisions (Note 23 to the consolidated condensed interim financial statements)
–	Share capital (Note 26 to the consolidated condensed interim financial statements)
–	Fair values of financial instruments (Note 40 to the consolidated condensed interim financial statements)
–	Segment reporting (Note 41 to the consolidated condensed interim financial statements)
–	Related parties (Note 42 to the consolidated condensed interim financial statements)
–	Financial instruments risks (Note 43 to the consolidated condensed interim financial statements)
–	Restrictions to the distribution of earnings (Note 44 to the consolidated condensed interim financial statements)
–	Banking deposits guarantee insurance system (Note 46 to the consolidated condensed interim financial statements)
–	Compliance with the provisions to act in the different categories of agent defined by the Argentine Securities Commission (Note 48 to the consolidated condensed interim financial statements)
–	Compliance with the provisions of the Argentine Securities Commission – Documentation (Note 49 to the consolidated condensed interim financial statements)
–	Trust activities (Note 50 to the consolidated condensed interim financial statements)
–	Mutual funds (Note 51 to the consolidated condensed interim financial statements)
–	Penalties and administrative proceedings instituted by the BCRA (Note 52 to the consolidated condensed interim financial statements)

–	Subsequent events (Note 53 to the consolidated condensed interim financial statements)

3. Significant accounting policies

Investments in subsidiaries

Subsidiaries are all entities controlled by the Bank. The Bank controls an entity if it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Bank reassesses whether it has control when there are changes to one or more of the elements of control.

Ownership interests in subsidiaries are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. After initial recognition, the financial statements include the Bank's share in the profit or loss and OCI of investments accounted for using the equity method, until the date when the control, significant influence or joint control cease.

The interim financial statements as of June 30, 2025 of the subsidiaries BBVA Asset Management Argentina S.A.U. and Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (under liquidation proceedings) were adjusted considering the financial reporting framework set forth by the BCRA in order to present financial information in constant terms.

4. Cash and deposits in banks

Breakdown is as follows:

	06.30.25	12.31.24

B.C.R.A. - Current account	1,571,163,958	872,015,696
Balances with other local and foreign financial institutions	902,612,981	319,362,554
Cash	822,126,864	2,050,751,799
Cash and cash equivalents for spot purchases or sales pending settlement	11,171,410	-

TOTAL	3,307,075,213	3,242,130,049

The balances of Cash and deposits in banks as of June 30, 2024 and December 31, 2023 amounted to 2,016,305,835 and 2,861,812,232, respectively.

5. Debt securities at fair value through profit or loss

Breakdown is as follows:

	06.30.25	12.31.24

Government securities	464,549,438	105,324,026
BCRA Liquidity Bills	158,751,185	-
BCRA Notes	703,319	-
Private securities – Corporate bonds	67,346	-

TOTAL	624,071,288	105,324,026

A breakdown of this information is provided in Exhibit A.

6. Derivative instruments

In the ordinary course of business, the Bank carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset and interest rate swap transactions. These transactions do not qualify as hedging pursuant to IFRS 9 - “Financial Instruments”.

The aforementioned instruments are measured at fair value and were recognized in the Consolidated Statement of Financial Position in the item “Derivative instruments”. Changes in fair values were recognized in the Consolidated Statement of Income in “Net income from measurement of financial instruments at fair value through profit or loss”.

Breakdown is as follows:

Assets

	06.30.25	12.31.24

Debit balances linked to foreign currency forwards pending settlement in pesos	11,037,675	10,669,663
Debit balances linked to interest rate swaps - floating rate for fixed	1,000,585	682,861

TOTAL	12,038,260	11,352,524

Liabilities

	06.30.25	12.31.24

Credit balances linked to foreign currency forwards pending settlement in pesos	15,007,957	4,441,163
Credit balances linked to interest rate swaps - floating rate for fixed	37,746	-

TOTAL	15,045,703	4,441,163

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and in Euros as applicable, as well as the base value of interest rate swaps are reported below:

	06.30.25	12.31.24

Foreign currency forward

Foreign currency forward purchases - US$	441,274	718,460
Foreign currency forward purchases - Euros	2	—
Foreign currency forward sales - US$	598,462	705,015
Foreign currency forward sales - Euros	4,704	3,451

Interest rate swaps

Fixed rate for floating rate (1)	23,381,111	7,044,000

(1)        Floating rate: Badlar rate, interest rate for deposits over one million pesos, for a term of 30 to 35 days.

7. Repo transactions and surety bonds

No reverse repurchase transactions, repurchase transactions or surety bonds were accounted for as of June 30, 2025 and December 31, 2024.

8. Other financial assets

Breakdown is as follows:

	06.30.25	12.31.24

Measured at amortized cost

Other receivables	168,365,911	164,836,437
Receivables from sale of ownership interest in Prisma Medios de Pago S.A. (1)	19,313,865	40,133,285
Non-financial debtors from spot transactions pending settlement	4,045,408	11,217,566
Other	865,446	756,295
Financial debtors from spot transactions pending settlement	-	74,285,197

	192,590,630	291,228,780

Allowance for loan losses (Exhibit R)	(1,876,096)	(1,815,424)

TOTAL	190,714,534	289,413,356

(1)	On October 1, 2021, the Bank, together with the other Class B Shareholders, gave notice of the exercise of the put option and therefore initiated the procedure to sell 49% of the capital stock in the company Prisma Medios de Pago S.A.

On March 18, 2022, the transfer of all the remaining shareholding of the Bank in Prisma Medios de Pago S.A. was consummated for a price of US$ 40,038,122. Such amount will be paid as follows: (i) 30% in Pesos adjustable by CER (UVA) at an annual nominal rate of 15% and (ii) 70% in US Dollars at an annual nominal rate of 10% within a term of six years.

9. Loans and other financing

The Bank holds loans and other financing under a business model intended to collect contractual cash flows. Therefore, the Bank measures loans and other financing at amortized cost. Breakdown is as follows:

	06.30.25	12.31.24

Credit cards	2,618,849,594	2,362,579,202
Loans for the prefinancing and financing of exports	1,732,511,231	1,155,367,704
Notes	1,420,119,096	1,264,004,243
Consumer loans	1,262,488,441	911,308,647
Overdrafts	1,179,110,391	740,078,803
Discounted instruments	750,457,101	840,509,071
Mortgage loans	428,808,404	269,490,359
Other financial institutions	337,746,499	198,187,129
Pledge loans	101,119,175	75,726,114
Loans to employees	86,729,564	50,686,299
Receivables from finance leases	29,529,459	27,098,112
Non-financial government sector	3,706,568	1,110,368
Instruments purchased	637,468	1,059,750
Other financing	1,047,758,291	636,044,688

	10,999,571,282	8,533,250,489

Allowance for loan losses (Exhibit R)	(322,819,422)	(194,406,263)

TOTAL	10,676,751,860	8,338,844,226

The Bank entered into finance lease agreements related to vehicles and machinery and equipment. The following table shows the total gross investment in the finance leases (lease-purchase agreement) and the current value of the minimum collections to be received thereunder:

	06.30.25		12.31.24
Term	Total investment	Current value of minimum payments	Total investment	Current value of minimum payments

Up to 1 year	18,179,103	7,858,850	17,077,387	6,631,489
From 1 to 2 years	16,739,054	9,166,992	15,929,932	7,864,264
From 2 to 3 years	11,039,337	7,122,223	12,110,266	7,554,649
From 3 to 4 years	5,088,005	3,542,774	4,574,093	3,046,477
From 4 to 5 years	1,869,593	1,415,210	1,616,170	1,111,154
More than 5 years	623,554	423,410	1,198,079	890,079

TOTAL	53,538,646	29,529,459	52,505,927	27,098,112

Share capital		29,191,037		26,478,996
Interest accrued		338,422		619,116

TOTAL		29,529,459		27,098,112

The breakdown of loans and other financing according to credit performance as per the criteria set forth by the BCRA are presented in Exhibit B. The information on concentration of loans and other financing is presented in Exhibit C to these separate financial statements. The reconciliation of the information included in those Exhibits to the carrying amounts is shown below:

	06.30.25	12.31.24

Total Exhibit B and C	11,103,097,507	8,813,604,410
Plus:
Loans to employees	86,729,564	50,686,299
Interest and other items accrued receivable from financial assets with credit value impairment	6,897,484	3,208,867

Less:
Allowance for loan losses (Exhibit R)	(322,819,422)	(194,406,263)
Adjustments for effective interest rate	(31,369,047)	(26,190,631)
Corporate bonds and other private securities	(27,443,013)	(44,111,085)
Loan commitments	(138,341,213)	(263,947,371)

Total Loans and other financing	10,676,751,860	8,338,844,226

Note 43.2 to the consolidated condensed interim financial statements contains information on credit risk associated with loans and other financing and allowances measured using the expected credit loss model.

As of June 30, 2025 and December 31, 2024, the Bank holds the following loan commitments booked in off- balance sheet accounts according to the financial reporting framework set forth by the BCRA:

	06.30.25	12.31.24

Liabilities related to foreign trade transactions	51,760,254	64,780,774
Secured loans	49,092,055	69,754,789
Overdrafts and receivables agreed not used	33,756,363	125,445,329
Guarantees granted	3,732,541	3,966,479

TOTAL	138,341,213	263,947,371

Risks related to the aforementioned loan commitments are assessed and controlled within the framework of the Bank's credit risks policy.

10. Other debt securities

Breakdown is as follows:

10.1. Financial assets measured at amortized cost

	06.30.25	12.31.24

Argentine Treasury Bonds in pesos. Maturity 08-23-2025	49,034,282	144,437,561
Argentine Treasury Bonds in pesos. Maturity 05-23-2027	16,019,595	27,668,789
Argentine Treasury Bonds in pesos at 0.7% Badlar Private Rate. Maturity 11-23-2027	10,371,171	11,938,310

TOTAL	75,425,048	184,044,660

10.2. Financial assets measured at fair value through OCI

	06.30.25	12.31.24

Government securities (1)	2,322,710,447	2,603,519,879
Private securities - Corporate bonds	26,424,739	43,224,278
BCRA Notes	-	42,699,642

TOTAL	2,349,135,186	2,689,443,799
(1)	In addition, see information under Debt Swap, Note 9.2 to the consolidated financial statements.

A breakdown of this information is provided in Exhibit A.

11. Financial assets pledged as collateral

As of June 30, 2025 and December 31, 2024, the Bank pledged as collateral the following financial assets:

		06.30.25	12.31.24

BCRA - Special guarantee accounts (Note 40.1)	(1)	152,442,820	243,742,657
Deposits as collateral	(2)	146,616,913	145,208,715
Guarantee trust – USD - Government securities at fair value through OCI	(3)	52,809,893	34,996
Guarantee trust - Government securities at fair value through OCI	(4)	3,197,724	143,871,318

TOTAL		355,067,350	532,857,686
(1)	Special guarantee current accounts opened at the BCRA for transactions related to the automated clearing houses and other similar entities.
(2)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad and leases.
(3)	As of June 30, 2025, the trust was composed of dollars in cash and Treasury Bills (Species D16E6), Bonds for the reconstruction of a Free Argentina (Species BPOB7, BPOD7 and BPOC7) and Private Securities (Species YM35O, YMCYO and YMCZO). As of December 31, 2024, the trust was composed of dollars in cash.
(4)	Set up as collateral to operate with Rosario Futuros Exchange (ROFEX), Bolsas y Mercados Argentinos S.A. (BYMA) and Mercado Abierto Electrónico S.A. (MAE) on foreign currency forward transactions and futures contracts. The trust is composed of Treasury Bonds in pesos adjusted by Cer due 2026 (Species TZX26). As of December 31, 2024, the trust was composed of species T2X5, TX26 and TZXD5.

12. Income tax

This tax should be booked using the liability method, recognizing (as credit or debt) the tax effect of temporary differences between the accounting valuation and the tax valuation of assets and liabilities, and its subsequent allocation to income or loss for the year in which its reversion occurs, also considering the possibility of taking advantage of tax losses in the future.

12.1. Current income tax assets

Breakdown is as follows:

	06.30.25	12.31.24

Tax advances	85,062	51,999,350

	85,062	51,999,350

12.2. Current income tax liabilities

No balance is recorded for the fiscal period/year ended June 30, 2025 and December 31, 2024, respectively.

12.3. Deferred income tax

The composition and evolution of deferred income tax assets and liabilities is as follows:

Account		Changes recognized through		As of 06.30.25
	As of 12.31.24	Profit or loss	OCI	Deferred tax asset	Deferred tax liability

Allowance for loan losses	51,856,087	40,379,939	-	92,236,026	-
Provisions	64,501,719	2,083,814	-	66,585,533	-
Loans and cards commissions	8,606,665	711,406	-	9,318,071	-
Organizational expenses and others	(51,033,534)	(12,202,467)	-	-	(63,236,001)
Property and equipment and miscellaneous assets	(93,131,484)	559,307	-	-	(92,572,177)
Debt securities and investments in equity instruments	(17,071,601)	13,890,110	-	-	(3,181,491)
Tax loss	56,614,710	(41,335,926)	-	15,278,784	-
Other	59	(7)	-	52	-

Balance	20,342,621	4,086,176	-	183,418,466	(158,989,669)

Offsettings				(158,989,669)	158,989,669

Net deferred assets				24,428,797	-

Account		Changes recognized through		As of 12.31.24
	As of 12.31.23	Profit or loss	OCI	Deferred tax asset	Deferred tax liability

Allowance for loan losses	30,904,502	20,951,585	-	51,856,087	-
Provisions	89,240,302	(24,738,583)	-	64,501,719	-
Loans and cards commissions	9,048,081	(441,416)	-	8,606,665	-
Organizational expenses and others	(42,272,892)	(8,760,642)	-	-	(51,033,534)
Property and equipment and miscellaneous assets	(104,546,188)	11,414,704	-	-	(93,131,484)
Debt securities and investments in equity instruments	(43,712,080)	26,640,479	-	-	(17,071,601)
Tax inflation adjustment	2,648,337	(2,648,337)	-	-	-
Tax loss	-	56,614,710	-	56,614,710	-
Other	129	(70)	-	59	-

Balance	(58,689,809)	79,032,430	-	181,579,240	(161,236,619)

Offsettings				(161,236,619)	161,236,619
Net deferred assets				20,342,621	-

12.4. Income tax

Below are the main components of the income tax expense in the separate condensed financial statements:

	Quarter ended 06.30.25	Accumulated as of 06.30.25	Quarter ended 06.30.24	Accumulated as of 06.30.24

Current income tax expense	(3,336,094)	(68,653,730)	18,931,639	22,024,916
Income/(loss) from deferred income tax	(16,717,371)	4,086,176	(104,932,308)	(143,806,136)

Income tax recognized through profit or loss	(20,053,465)	(64,567,554)	(86,000,669)	(121,781,220)

Income tax recognized through OCI	5,058,842	68,696,391	86,802,759	229,518,328

Total income tax	(14,994,623)	4,128,837	802,090	107,737,108

The Bank's effective tax rate calculated on the income tax recognized in the income statement for the fiscal period ended June 30, 2025 and 2024 was 32% and 36%, respectively.

The income tax, pursuant to IAS 34, is recognized in interim periods over the best estimate of the weighted tax rate that the Entity expects for the fiscal year.

13. Investments in equity instruments

Breakdown is as follows:

13.1. Investments in equity instruments through profit or loss

	06.30.25	12.31.24

Private securities - Shares of other non-controlled companies (1)	6,387,924	9,386,294

TOTAL	6,387,924	9,386,294

(1) See Exhibit A to the separate financial statements.

13.2. Investments in equity instruments through other comprehensive income

	06.30.25	12.31.24

Compensadora Electrónica S.A.	4,100,954	2,804,901
A3 Mercados S.A. (former Mercado Abierto Electrónico S.A.)	3,501,911	1,164,532
Banco Latinoamericano de Exportaciones S.A.	973,091	847,082
Seguro de Depósitos S.A.	308,770	308,770
Other	55,864	57,030

TOTAL	8,940,590	5,182,315

14. Investments in subsidiaries and associates

The Bank has investments in the following entities over which it has a control or significant influence which are measured by applying the equity method:

	06.30.25	12.31.24

Subsidiaries
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	55,458,124	35,466,794
Volkswagen Financial Services Compañía Financiera S.A.	37,323,981	33,847,008
PSA Finance Arg. Cía. Financiera S.A.	20,032,372	15,712,809
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	179,380	217,652

Associates
Rombo Compañía Financiera S.A.	15,906,088	11,921,771
BBVA Seguros Argentina S.A.	8,437,287	8,536,166
Interbanking S.A.	6,101,631	3,885,340
Openpay Argentina S.A. (2)	877,983	848,976
Play Digital S.A. (1)	497,880	2,221,457

TOTAL	144,814,726	112,657,973

(1)	To establish the value of this investment, accounting information from Play Digital S.A. has been used as of March 31, 2025. Additionally, significant transactions carried out or events that occurred between April 1 and June 30, 2025 have been considered. In addition, on August 23, 2024, a capital contribution was made for 427,401 (549,851 in restated values).

(2)	On April July 4, 2024, a capital contribution was made, amounting to 250,377 (335,549 in restated values), which was paid in in cash.

In addition, see also the information under Offer to purchase 50% of FCA Compañía Financiera S.A. in Note 2.2 to the consolidated financial statements.

15. Property and equipment

Breakdown is as follows:

	06.30.25	12.31.24

Real Estate	501,168,038	502,309,599
Furniture and facilities	90,825,092	95,070,637
Right of use - Real estate (1)	68,270,611	65,529,674
Machinery and equipment	45,652,643	55,747,331
Works in progress	39,335,035	22,861,364
Vehicles	2,555,503	2,195,622

TOTAL	747,806,922	743,714,227

(1) The breakdown of lease assets and liabilities as well as interest and foreign exchange differences recognized in profit or loss is disclosed in Note 25 to these separate condensed interim financial statements.

As mentioned in Note 2.3.12 to the consolidated financial statements for the fiscal year ended December 31, 2024, which have already been issued, the recoverable value of Property and equipment exceeded its accounting balance.

16. Intangible assets

Breakdown is as follows:

	06.30.25	12.31.24

Own systems development expenses	87,822,226	78,980,916

TOTAL	87,822,226	78,980,916

17. Other non-financial assets

Breakdown is as follows:

	06.30.25	12.31.24

Investment properties	151,950,973	153,381,752
Prepayments	35,426,482	32,199,311
Tax advances	25,032,127	17,277,740
Advances to suppliers of goods	21,726,967	19,953,675
Other miscellaneous assets	16,597,574	14,453,659
Advances to personnel	267,178	12,633,893
Foreclosed assets	128,562	130,029
Other	11,444,987	3,001,870

TOTAL	262,574,850	253,031,929

Investment properties include pieces of real estate leased to third parties. The average term of lease agreements is 6 years. Subsequent renewals are negotiated with the lessee. The Group has classified these leases as operating leases, since these arrangements do not substantially transfer all risks and benefits inherent to the ownership of the assets. The rental income is recognized under “Other operating income” on a straight-line basis during the term of the lease.

As mentioned in note 2.3.12 to the consolidated financial statements for the fiscal year ended December 31, 2024, which have already been issued, the recoverable value of Investment properties does not exceed its accounting balance considering the impairment recorded as of such date in the properties detailed below:

Account	Impairment
	06.30.25	12.31.24

Rented Real Estate – Torre BBVA	(19,202,583)	(19,202,583)
Rented Real Estate – Della Paolera	(12,520,149)	(12,520,149)
Rented Real Estate – Edificio Tesla	(9,905,056)	(9,905,056)
Rented Real Estate - Viamonte	(1,712,163)	(1,712,163)

TOTAL	(43,339,951)	(43,339,951)

18. Non-current assets held for sale

It includes pieces of real estate located in the Argentine Republic, which the Bank’s Board of Directors agreed to sell in the short term. Breakdown is as follows:

	06.30.25	12.31.24

Real Estate held for sale – Villa del Parque	1,737,853	1,737,853
Real Estate held for sale - Llavallol	955,248	955,248
Real Estate held for sale - Avellaneda	396,904	396,904
Real Estate held for sale - Villa Lynch	314,052	314,052
Real Estate held for sale - Bernal	231,848	231,848
Real Estate held for sale – Fisherton (1)	-	679,809

TOTAL	3,635,905	4,315,714

(1) On January 13, 2025, the real estate held for sale – Fisherton was sold.

As mentioned in note 2.3.12 to the consolidated financial statements for the fiscal year ended December 31, 2024, which have already been issued, the recoverable value of non-current assets held for sale does not exceed its accounting balance considering the impairment recorded as of such date detailed below:

Account	Impairment
	06.30.25	12.31.24

Real Estate held for sale - Fisherton	-	(1,140,248)

TOTAL	-	(1,140,248)

19. Deposits

The information on concentration of deposits is disclosed in Exhibit H. Breakdown is as follows:

	06.30.25	12.31.24

Non-financial Government sector	126,092,240	138,823,337
Financial sector	11,430,342	45,371,171
Non-financial Private Sector and Residents Abroad	12,944,487,385	11,281,393,984
Savings accounts	5,491,004,366	5,258,854,912
Time deposits	4,840,433,231	3,559,436,695
Checking accounts	2,226,594,730	2,050,443,609
Investment accounts	330,128,284	349,611,053
Other	56,326,774	63,047,715

TOTAL	13,082,009,967	11,465,588,492

20. Liabilities at fair value through profit or loss

Breakdown is as follows:

	06.30.25	12.31.24

Liabilities for transactions with government securities	422,633	-

TOTAL	422,633	-

21. Other financial liabilities

Breakdown is as follows:

	06.30.25	12.31.24

Obligations from financing of purchases	1,119,342,401	1,044,425,296
Funds collected under ARCA’s instructions	153,605,730	22,014,887
Receivables for spot purchases pending settlement	127,237,351	10,292,057
Collections and other transactions on behalf of third parties	103,805,913	119,351,248
Payment orders pending credit	40,417,646	33,902,150
Lease liabilities (Note 25)	37,412,226	37,181,241
Commissions accrued payable	190,993	196,623
Cash and cash equivalents from spot purchases or sales pending settlement	-	34,945,529
Other	67,511,631	68,515,060

TOTAL	1,649,523,891	1,370,824,091

22. Financing received from the BCRA and other financial institutions

Breakdown is as follows:

	06.30.25	12.31.24

Foreign financial institutions	66,507,397	50,385,809
Local financial institutions	36,421,541	894,535
BCRA	388,623	268,080

TOTAL	103,317,561	51,548,424

23. Corporate bonds issued

As of June 30, 2025 and December 31, 2024, the balances related to corporate bonds of the Bank were as follows:

Detail	Issuance date	Nominal value	Maturity	Rate	Payment of interest	Outstanding securities as of 06.30.25	Outstanding securities as of 12.31.24

Class 30 BBVA - ARS	12.12.24	24,150,965	09.12.25	FIJA TEM 2.75%	Upon maturity	24,150,965	17,366,068
Class 31 BBVA - ARS	12.12.24	37,706,733	12.12.25	TAMAR + 2.74%	Quarterly	37,706,733	43,399,224
Class 32 BBVA - US$	02.27.25	19,714,315	02.27.26	FIXED 3.5%	Upon maturity	19,714,315	-
Class 33 BBVA - US$	02.27.25	24,413,963	08.27.25	FIXED 4%	Upon maturity	24,413,963	-
Class 34 BBVA - ARS	02.27.25	57,002,870	02.27.26	TAMAR + 2.75%	Quarterly	57,002,870	-
Class 35 BBVA – US$	06.03.25	74,406,560	06.03.26	FIXED 5.75%	Semi-annual	74,406,560	-
Class 36 BBVA - ARS	06.10.25	113,034,489	06.10.26	TAMAR + 3.20%	Quarterly	113,034,489	-
Class 29 BBVA - ARS	09.23.24	24,500,000	06.23.25	BADLAR + 5%	Quarterly	-	28,198,704

				Total Principal		350,429,895	88,963,996
				Accrued Interest		10,803,276	1,460,000
				Total Principal and Interest accrued		361,233,171	90,423,996

Definitions

BADLAR RATE: Interest rate for deposits over 1 (one) million pesos, for a term of 30 to 35 days.

TAMAR RATE: Interest rate for deposits over 1 (one) billion, for a term of 30 to 35 days.

TEM: Monthly effective rate.

Below is a detail of current Corporate Bonds Global Program:

Company	Authorized Amount	Type of Corporate Bond	Program Term	Date of Approval by Shareholders/Board of Directors	CNV Approval
Banco BBVA Argentina S.A.	US$ 1,000,000 thousand or its equivalent	Non-subordinated, simple corporate bonds not convertible into shares, secured, if permitted by current regulations, with floating and/or special guarantees, and/or subordinated, convertible or not into shares, secured.	5 years	Meetings dated July 15, 2003, April 26, 2007, March 28, 2008, March 30, 2011, March 26, 2012, April 9, 2013, and April 10, 2018. Approval by Board of Directors’ Meetings dated August 31, 2004, December 7, 2004, September 24, 2008, September 23, 2009, December 22, 2009, June 24, 2022, December 20, 2022, May 22, 2024 and March 26, 2025	Resolution No. 14,967 dated 11/29/2004, extended by Resolution No. 16,010 dated 11/06/2008. The increase in the total outstanding amount of the Program was authorized by Resolution No. 16,611 dated 07/21/2011 and Resolution No. 16,826 dated 05/30/2012. Additionally, a new extension of the Program term was authorized by Resolution No. 17,127 dated 07/11/2013, while the amendment to its general terms and conditions, extension of its validity, and increase in the maximum amount were authorized by Resolution No. RESFC-2018-19516-APN-DIR#CNV dated 05/17/2018. The extension of the Program term, reduction of the amount, and amendment to certain terms and conditions were authorized by Provision No. DI-2022-36-APN-GE#CNV dated 07/13/2022 by the CNV. Finally, the increase of the Program amount was authorized by CNV Resolution No. DDI-2025-80-APN-GE#CNV dated May 15, 2025.

24. Other non-financial liabilities

Breakdown is as follows:

	06.30.25	12.31.24

Miscellaneous creditors	327,577,657	289,974,543
Short-term personnel benefits	119,440,461	123,725,447
Other collections and withholdings	105,298,243	106,270,332
Advances collected	65,994,760	80,579,673
Other taxes payable	61,331,518	46,870,908
Dividends payable (1)	30,977,476	-
Long-term personnel benefits	5,509,382	5,265,554
For contract liabilities	5,400,065	7,705,970
Social security payment orders pending settlement	1,973,379	1,113,659
Termination benefits payable	-	4,926,267
Other	871,318	1,475,568

TOTAL	724,374,259	667,907,921

(1)	See note 44 to the consolidated financial statements.

25. Leases

The Bank as lessee

Below is a detail of the amounts related to the rights of use under leases and lease liabilities in force as of June 30, 2025 and December 31, 2024:

Rights of use under leases

	Original			Impairment				Residual
	value as of			Accumulated		For the	Accumulated as of	value as of
Account	01.01.25	Additions	Derecognitions	as of 01.01.25	Derecognitions	period (1)	06.30.25	06.30.25

Leased real estate	122,404,041	5,603,563	1,632,815	56,874,367	1,121,732	2,351,543	58,104,178	68,270,611

(1) Note 37

	Original			Impairment				Residual
	value as of			Accumulated		For the	Accumulated	value as of
Account	01.01.24	Additions	Derecognitions	as of 01.01.24	Derecognitions	year	at fiscal year-end	12.31.24

Leased real estate	122,757,261	15,734,212	16,087,432	61,776,281	9,250,318	4,348,404	56,874,367	65,529,674

Lease liabilities

Future minimum payments for lease agreements are as follows:

	In foreign currency	In local currency	06.30.25	12.31.24

Up to one year	1,794,160	394,287	2,188,447	1,188,255

From 1 to 5 years	18,742,344	5,115,947	23,858,291	25,240,597

More than 5 years	11,365,488	-	11,365,488	10,752,389

			37,412,226	37,181,241

Interest and exchange rate difference recognized in profit or loss

	06.30.25	06.30.24

Other operating expenses

Interest on lease liabilities (Note 38)	(2,076,028)	(2,358,890)

Exchange rate difference

Exchange rate difference for finance lease (loss)	(4,389,415)	(4,889,811)

26. Interest income

	Quarter ended 06.30.25	Accumulated as of 06.30.25	Quarter ended 06.30.24	Accumulated as of 06.30.24

Interest from instruments	182,615,787	358,913,500	142,538,416	372,045,193
Interest from consumer loans	171,238,006	317,001,165	73,105,465	139,137,578
Interest from credit card loans	164,638,791	316,804,116	130,218,345	280,934,496
Interest from government securities	112,695,016	292,018,148	194,260,454	287,056,473
CER clause adjustment	102,480,190	186,225,023	351,740,674	813,937,452
Interest from overdrafts	87,647,033	151,096,678	88,707,375	204,195,093
Interest from other loans	58,586,070	99,566,539	17,033,332	48,523,939
UVA clause adjustment	39,281,124	65,131,241	76,781,073	186,483,531
Interest from loans to the financial sector	23,989,204	43,254,858	17,839,141	34,745,015
Interest from loans for the prefinancing and financing of exports	20,497,905	32,608,878	3,433,598	5,547,511
Interest from pledge loans	8,436,080	16,533,532	6,416,954	13,892,532
Interest from mortgage loans	6,915,185	12,443,495	6,738,935	8,441,456
Interest from finance leases	2,964,526	5,917,247	2,995,355	6,631,191
Interest from private securities	666,758	1,427,769	1,272,041	3,600,534
Premium for reverse repurchase agreements	9,283	9,283	205,721,125	961,825,641
Other financial interest income	6,120,656	9,443,387	2,015,571	3,775,467

TOTAL	988,781,614	1,908,394,859	1,320,817,854	3,370,773,102

27. Interest expense

Breakdown is as follows:

	Quarter ended 06.30.25	Accumulated as of 06.30.25	Quarter ended 06.30.24	Accumulated as of 06.30.24

Interest from time deposits	336,899,544	633,628,207	264,733,698	642,802,312
Interest from current accounts deposits	65,143,017	121,162,822	68,814,543	401,443,332
Interest from other financial liabilities	20,488,351	35,378,533	13,376,669	13,627,336
UVA clause adjustment	4,535,941	9,097,833	52,008,376	121,818,632
Interest from savings accounts deposits	2,209,590	4,114,490	6,655,982	15,348,515
Borrowing surety bond transactions	1,749,229	2,600,745	-	-
Premium for repurchase agreements	-	1,613,202	41,296	41,296
Interfinancial loans received	114,414	227,662	346,147	1,982,286

TOTAL	431,140,086	807,823,494	405,976,711	1,197,063,709

28. Commission income

Breakdown is as follows:

	Quarter ended 06.30.25	Accumulated as of 06.30.25	Quarter ended 06.30.24	Accumulated as of 06.30.24

For credit cards	87,025,992	185,416,547	85,886,529	162,793,660
Linked to liabilities	52,422,616	103,469,120	42,678,738	80,925,790
From insurance	6,812,709	13,678,709	5,651,306	11,106,353
From foreign trade and foreign currency transactions	6,264,852	12,683,674	7,254,757	15,709,752
Linked to securities	3,903,030	10,586,289	4,587,801	10,030,662
Linked to loans	3,039,819	6,202,615	5,464,571	8,869,576
Linked to loan commitments	104,712	1,522,936	226,095	310,987
From guarantees granted	24,324	99,882	120,829	226,257

TOTAL	159,598,054	333,659,772	151,870,626	289,973,037

29. Commission expenses

Breakdown is as follows:

	Quarter ended 06.30.25	Accumulated as of 06.30.25	Quarter ended 06.30.24	Accumulated as of 06.30.24

For credit and debit cards	51,476,297	103,150,640	47,645,611	79,152,457
For foreign trade transactions	17,258,480	32,195,092	19,562,113	38,605,710
For new channels	5,560,979	12,576,250	4,758,881	8,966,084
For payment of wages	5,237,637	12,321,806	5,794,058	12,036,442
For data processing	2,552,400	5,319,945	3,662,966	6,678,153
For advertising campaigns	145,597	666,440	75,315	382,384
Linked to transactions with securities	145,652	193,944	37,032	86,382
Other commission expenses	495,488	2,471,605	1,596,662	7,287,604

TOTAL	82,872,530	168,895,722	83,132,638	153,195,216

30. Net income (loss) from measurement of financial instruments at fair value through profit or loss

Breakdown is as follows:

	Quarter ended 06.30.25	Accumulated as of 06.30.25	Quarter ended 06.30.24	Accumulated as of 06.30.24

Gain/(loss) from government securities	40,305,892	72,720,391	44,372,084	101,994,308
Gain/(loss) from foreign currency forward transactions	2,699,362	3,782,880	(3,528,361)	(14,735,214)
Interest rate swaps	1,199,139	806,871	537,913	537,913
Gain from corporate bonds	9,954	10,288	1,017,217	1,175,601
Loss from put options taken	-	-	(615,831)	(1,625,443)
Gain/(loss) from private securities	(355,107)	(2,010,476)	891,121	543,787
Other	(403)	(403)	-	3,310

TOTAL	43,858,837	75,309,551	42,674,143	87,894,262

31. Net income from write-down of assets at amortized cost and at fair value through OCI

Breakdown is as follows:

	Quarter ended 06.30.25	Accumulated as of 06.30.25	Quarter ended 06.30.24	Accumulated as of 06.30.24

Income from sale of government securities	(336,417)	82,734,310	13,521,058	117,630,943
Income from sale of private securities	42,516	1,932,935	5,536,451	5,443,631

TOTAL	(293,901)	84,667,245	19,057,509	123,074,574

32. Foreign exchange and gold gains/(losses)

Breakdown is as follows:

	Quarter ended 06.30.25	Accumulated as of 06.30.25	Quarter ended 06.30.24	Accumulated as of 06.30.24

Income from trading in foreign currency	50,341,763	70,587,703	16,187,663	27,231,045
Conversion of foreign currency assets and liabilities into pesos	4,498,880	(6,889,923)	12,320,712	18,640,217

TOTAL	54,840,643	63,697,780	28,508,375	45,871,262

33. Other operating income

Breakdown is as follows:

	Quarter ended 06.30.25	Accumulated as of 06.30.25	Quarter ended 06.30.24	Accumulated as of 06.30.24

Adjustments and interest on miscellaneous receivables	9,344,054	19,083,446	12,567,614	35,260,060
Rental of safe deposit boxes	8,127,755	16,275,430	6,270,967	10,843,704
Debit and credit card commissions	5,425,361	11,896,002	3,585,149	6,775,333
Punitive interest	5,703,570	9,419,492	2,063,058	3,610,181
Loans recovered	3,228,827	6,490,668	4,277,825	6,698,566
Rent	1,910,706	3,835,793	1,585,626	3,474,250
Fees expenses recovered	1,599,099	3,211,731	1,147,627	2,319,120
Commission from syndicated transactions	245,418	657,534	404,190	855,525
Allowances reversed	-	-	861,230	861,230
Other operating income	4,507,609	9,388,045	6,060,504	15,081,818

TOTAL	40,092,399	80,258,141	38,823,790	85,779,787

34. Impairment of financial assets

Breakdown is as follows:

	Quarter ended 06.30.25	Accumulated as of 06.30.25	Quarter ended 06.30.24	Accumulated as of 06.30.24

Financial assets at amortized cost
Loan loss allowance in pesos	141,117,927	239,366,903	56,272,156	97,243,528
Loan loss allowance in foreign currency	3,602,305	4,138,387	(100,210)	2,996,717

Financial assets at fair value through OCI
Correction of value due to credit losses	7,051	(78,810)	(10,749)	16,017

TOTAL	144,727,283	243,426,480	56,161,197	100,256,262

35. Personnel benefits

Breakdown is as follows:

	Quarter ended 06.30.25	Accumulated as of 06.30.25	Quarter ended 06.30.24	Accumulated as of 06.30.24

Salaries	80,623,513	158,450,023	78,152,337	156,396,842
Social security withholdings and collections	25,747,385	48,337,818	21,897,085	47,629,998
Other short-term personnel benefits	22,216,242	41,206,462	18,714,416	56,589,718
Personnel services	4,837,100	8,308,079	3,635,105	6,091,539
Personnel compensation and bonuses	3,850,366	6,843,072	22,994,084	24,742,864
Personnel termination benefits (Exhibit J)	912,765	912,765	986,367	986,367
Other long-term personnel benefits	934,488	934,488	3,975,994	3,975,994

TOTAL	139,121,859	264,992,707	150,355,388	296,413,322

36. Administrative expenses

Breakdown is as follows:

	Quarter ended 06.30.25	Accumulated as of 06.30.25	Quarter ended 06.30.24	Accumulated as of 06.30.24

Contracted administrative services	24,458,431	52,739,818	22,777,589	43,852,926
Taxes	17,774,812	35,485,911	38,421,304	77,276,280
Armored transportation services	12,798,438	34,608,036	13,728,399	26,044,268
Rent	15,928,021	31,120,705	21,014,651	46,059,376
Maintenance and repair costs	13,444,500	26,154,105	12,916,898	26,561,127
Advertising	11,626,483	25,692,953	10,371,720	22,008,502
Documents distribution	7,972,554	13,996,925	5,344,427	13,388,988
Security services	6,406,556	13,061,371	4,466,479	9,114,405
IT	8,048,294	12,648,199	10,936,598	22,217,219
Electricity and communications	5,738,222	11,251,301	5,483,661	11,018,656
Trade reports	4,518,046	10,139,934	2,829,523	5,983,404
Other fees	5,352,741	10,036,239	4,390,668	8,238,885
Insurance	1,219,612	2,649,489	981,119	2,149,299
Representation and travel expenses	1,281,796	2,348,261	811,636	1,874,085
Stationery and supplies	174,270	350,128	314,965	556,277
Fees to Bank Directors and Supervisory Committee	199,558	342,323	159,901	293,330
Other administrative expenses	7,556,351	14,674,674	6,050,743	12,855,498

TOTAL	144,498,685	297,300,372	161,000,281	329,492,525

37. Asset depreciation and impairment

Breakdown is as follows:

	Quarter ended 06.30.25	Accumulated as of 06.30.25	Quarter ended 06.30.24	Accumulated as of 06.30.24

Property and equipment	16,043,722	33,165,843	14,954,426	29,063,427
Intangible assets	4,924,536	8,263,599	7,767,335	9,448,594
Right of use of leased real estate	1,183,540	2,351,543	1,117,307	1,712,424
Depreciation of other assets	1,232,308	1,432,249	956,426	1,346,061

TOTAL	23,384,106	45,213,234	24,795,494	41,570,506

38. Other operating expenses

Breakdown is as follows:

	Quarter ended 06.30.25	Accumulated as of 06.30.25	Quarter ended 06.30.24	Accumulated as of 06.30.24

Turnover tax	102,134,232	189,533,678	124,201,745	217,599,294
Initial recognition of loans	24,475,947	47,603,210	3,843,955	8,956,805
Other allowances (Exhibit J)	12,600,655	19,832,006	(24,592,137)	32,454,020
Contribution to the Deposit Guarantee Fund	4,919,777	9,659,785	2,868,901	5,584,300
Claims	4,669,063	6,838,669	952,868	1,797,459
Interest on liabilities from leases (Note 25)	998,751	2,076,028	1,142,803	2,358,890
Adjustment for restatement of dividends in constant currency	493,505	493,505	14,333,069	14,333,069
Other operating expenses	11,056,639	21,158,332	8,321,328	16,000,016

TOTAL	161,348,569	297,195,213	131,072,532	299,083,853

39. Restricted assets

As of June 30, 2025 and December 31, 2024, the Bank has the following restricted assets:

a)	The Entity applied the following assets as security for loans agreed under the Global Credit Program for micro, small and medium-sized enterprises granted by the Inter-American Development Bank (IDB).
	06.30.25	12.31.24

Argentine Treasury Bonds adjusted by CER. Maturity 2026	5,148	6,760

Total	5,148	6,760

b)	Also, the Entity has accounts, deposits and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, forward transactions, foreign currency futures, court proceedings and leases in the amount of 355,067,350 and 532,857,686 as of June 30, 2025 and December 31, 2024, respectively (see Note 11 to these separate condensed interim financial statements).

40. Minimum cash and minimum capital requirements

40.1. Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Accounts	06.30.25	12.31.24

Balances at the BCRA

BCRA - Current account not restricted	1,570,980,951	872,015,696
BCRA - Special guarantee accounts - restricted (Note 11)	152,442,820	243,742,657
BCRA – Special pension accounts - restricted	183,007	-

	1,723,606,778	1,115,758,353

Government securities in pesos – At fair value through profit or loss (1)	195,543,570	-
Government securities in pesos – At amortized cost (1)	75,425,048	184,044,660
Government securities in foreign currency – At fair value through OCI (1)	2,099,512,822	2,305,263,437

TOTAL	4,094,088,218	3,605,066,450

(1) See detail of securities considered (identified with (1)), as of June 30, 2025, in Exhibit A to the separate financial statements.

40.2. Minimum capital requirement

The regulatory breakdown of minimum capital requirements is as follows at the above-mentioned dates:

Minimum capital requirement – On a separate basis	06.30.25	12.31.24

Credit risk	(1,061,622,292)	(810,140,441)
Operational risk	(27,314,286)	(281,838,114)
Market risk	(26,804,197)	(2,871,701)

Paid-in	2,468,687,948	2,596,558,023

Surplus	1,352,947,173	1,501,707,767

41. Accounting principles – Explanation added for translations into English

These separate condensed interim financial statements are presented in accordance with the financial reporting framework set forth by the BCRA, as mentioned in note 2. These accounting standards may not conform to accounting principles generally accepted in other countries.

EXHIBIT A

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

		HOLDING				POSITION
		Fair	Fair	Accounting	Accounting	Position with
Account	Identification	value	value	balance	balance	no options	Options	Final
			level	06.30.25	12.31.24			position

DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Government Securities – In pesos

Argentine Treasury Bills Capitalizable in Pesos. Maturity 07-10-2025 (1)	9336	101,200,000	1	101,200,000	-	101,200,000	-	101,200,000
Argentine Treasury Bills Capitalizable in Pesos. Maturity 08-29-2025 (1)	9296	65,514,584	1	65,514,584	-	65,514,584	-	65,514,584
Argentine Treasury Bond Capitalizable in Pesos. Maturity 01-30-2026	9316	34,561,019	1	34,561,019	-	34,561,019	-	34,561,019
Argentine Treasury Bills Capitalizable in Pesos. Maturity 09-12-2025 (1)	9301	30,020,000	1	30,020,000	-	30,020,000	-	30,020,000
Argentine Treasury Bill Capitalizable in Pesos at TAMAR rate. Maturity 07-31-2025	9330	27,284,250	1	27,284,250	-	27,284,250	-	27,284,250
Argentine Treasury Bills Capitalizable in Pesos. Maturity 05-29-2026	9333	20,608,136	1	20,608,136	-	20,608,136	-	20,608,136
Argentine Treasury Bond in Pesos at Dual rate. Maturity 09-15-2026	9321	16,051,632	1	16,051,632	-	16,051,632	-	16,051,632
Argentine Treasury Bond in Pesos at Dual rate. Maturity 12-15-2026	9323	14,329,057	1	14,329,057	-	14,329,057	-	14,329,057
Treasury Bonds in Pesos adjusted by Cer 0%. Maturity 10-31-2025	9312	9,030,601	1	9,030,601	8,534,381	9,030,601	-	9,030,601
Argentine Treasury Bills Capitalizable in Pesos. Maturity 08-15-2025 (1)	9308	8,464,740	1	8,464,740	2,521,954	8,464,740	-	8,464,740
Treasury Bonds in Pesos adjusted by Cer. Maturity 03-31-2026	9257	3,130,817	1	3,130,817	13,533,296	3,130,817	-	3,130,817
Argentine Treasury Bills Capitalizable in Pesos. Maturity 07-31-2025	9305	1,668,631	1	1,668,631	-	1,668,631	-	1,668,631
Argentine Treasury Bond Capitalizable in Pesos. Maturity 12-15-2025	9310	1,416,546	1	1,416,546	-	1,416,546	-	1,416,546
Argentine Treasury Bills Capitalizable in Pesos. Maturity 11-28-2025	9326	1,074,308	1	1,074,308	-	1,074,308	-	1,074,308
Argentine Treasury Bond in Pesos at Fixed Rate. Maturity 05-30-2030	9334	680,625	1	680,625	-	680,625	-	680,625
Treasury Bonds in Pesos adjusted by Cer 2%. Maturity 11-09-2026	5925	299,841	1	299,841	-	299,841	-	299,841
Treasury Bonds in Pesos adjusted by Cer 0%. Maturity 12-15-2025	9248	292,690	1	292,690	1,176,442	292,690	-	292,690
Argentine Treasury Bond Capitalizable in Pesos. Maturity 06-30-2026	9318	211,475	1	211,475	-	211,475	-	211,475
Treasury Bonds in Pesos adjusted by Cer. Maturity 06-30-2027	9241	117,064	1	117,064	-	117,064	-	117,064
Argentine Treasury Bond Capitalizable in Pesos. Maturity 10-17-2025	9309	111,813	1	111,813	-	111,813	-	111,813
Argentine Treasury Bills Capitalizable in Pesos. Maturity 05-16-2025	9300	-	1	-	52,509,977	-	-	-
Argentine Treasury Bond Capitalizable. Maturity 02-13-2026	9314	-	1	-	7,678,334	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 02-28-2025	9253	-	1	-	4,526,694	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 04-28-2025	9303	-	1	-	3,700,973	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 01-17-2025	9283	-	2	-	2,355,272	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 05-30-2025	9304	-	1	-	2,326,559	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 01-31-2025	9251	-	1	-	2,210,148	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 02-14-2025	9297	-	1	-	2,084,148	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 04-16-2025	9299	-	1	-	1,377,174	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 03-14-2025	9298	-	1	-	517,396	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 06-30-2025	9295	-	1	-	163,439	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 03-31-2025	9256	-	1	-	31,623	-	-	-

Subtotal Government Securities - In pesos		336,067,829		336,067,829	105,247,810	336,067,829	-	336,067,829

Government Securities - In foreign currency

Argentine Treasury Bills in USD Zero Coupon. Maturity 01-16-2026	9327	128,419,434	1	128,419,434	-	128,419,434	-	128,419,434
AL30 Bond Local Law USD Step Up. Maturity 07-09-2030	5921	62,175	1	62,175	76,216	62,175	-	62,175

Subtotal Government Securities - In foreign currency		128,481,609		128,481,609	76,216	128,481,609	-	128,481,609

BCRA Bills - In pesos

Fiscal Liquidity Bill (LEFI). Maturity 07-17-2025	9285	158,751,185	1	158,751,185	-	158,751,185	-	158,751,185

Subtotal BCRA Bills - In pesos		158,751,185		158,751,185	-	158,751,185	-	158,751,185
BCRA Notes - In foreign currency

Bonds for the Reconstruction of a Free Argentina - CLASS 1 - Maturity 10-31-2027 (Series C)	9236	446,240	1	446,240	-	446,240	-	446,240
Bonds for the Reconstruction of a Free Argentina - CLASS 4 - Maturity 10-31-2028	9335	257,079	2	257,079	-	257,079	-	257,079

Subtotal BCRA Notes - In foreign currency		703,319		703,319	-	703,319	-	703,319

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

		HOLDING				POSITION
		Fair	Fair	Accounting	Accounting	Position with
Account	Identification	value	value	balance	balance	no options	Options	Final
			level	06.30.25	12.31.24			position

DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS (Continued)

Private Securities - In foreign currency

Corporate Bond 360 Energy Solar S.A. Series 5 in USD at a fixed rate. Maturity 09-05-2027	58483	67,346	2	67,346	-	67,346	-	67,346

Subtotal Private Securities - In foreign currency		67,346		67,346	-	67,346	-	67,346

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		624,071,288		624,071,288	105,324,026	624,071,288	-	624,071,288

OTHER DEBT SECURITIES

MEASURED AT FAIR VALUE THROUGH OCI

Local:
Government Securities - In pesos

Treasury Bonds in Pesos adjusted by Cer. Maturity 03-31-2026 (1)	9257	472,227,231	1	472,227,231	454,524,005	472,227,231	-	472,227,231
Treasury Bonds in Pesos adjusted by Cer 0%. Maturity 12-15-2025 (1)	9248	290,050,641	1	290,050,641	282,631,307	290,050,641	-	290,050,641
Argentine Treasury Bond in Pesos at Dual rate. Maturity 12-15-2026 (1)	9323	232,859,358	1	232,859,358	-	232,859,358	-	232,859,358
Argentine Treasury Bond in Pesos at Dual rate. Maturity 06-30-2026 (1)	9320	205,007,827	1	205,007,827	-	205,007,827	-	205,007,827
Argentine Treasury Bond in Pesos at Dual rate. Maturity 03-16-2026 (1)	9319	204,472,910	1	204,472,910	-	204,472,910	-	204,472,910
Argentine Treasury Bond in Pesos at Dual rate. Maturity 09-15-2026 (1)	9321	199,065,051	1	199,065,051	-	199,065,051	-	199,065,051
Treasury Bonds in Pesos adjusted by Cer 0%. Maturity 12-15-2026 (1)	9249	169,427,401	1	169,427,401	164,742,351	169,427,401	-	169,427,401
Argentine Treasury Bills Capitalizable in Pesos. Maturity 07-31-2025 (1)	9305	134,659,501	1	134,659,501	178,908,982	134,659,501	-	134,659,501
Treasury Bonds in Pesos adjusted by Cer. Maturity 10-30-2026	9313	87,464,023	1	87,464,023	-	87,464,023	-	87,464,023
Argentine Treasury Bills Capitalizable in Pesos. Maturity 11-10-2025 (1)	9324	82,600,874	1	82,600,874	-	82,600,874	-	82,600,874
Treasury Bonds in Pesos adjusted by Cer 2%. Maturity 11-09-2026	5925	50,574,883	1	50,574,883	7,110,671	50,574,883	-	50,574,883
Argentine Treasury Bond Capitalizable in Pesos. Maturity 12-15-2025 (1)	9310	47,232,000	1	47,232,000	151,639,968	47,232,000	-	47,232,000
Argentine Treasury Bills Capitalizable in Pesos. Maturity 10-31-2025 (1)	9315	33,544,000	1	33,544,000	-	33,544,000	-	33,544,000
Treasury Bonds in Pesos adjusted by Cer 0%. Maturity 06-30-2026 (1)	9240	28,366,028	1	28,366,028	30,442,525	28,366,028	-	28,366,028
Argentine Treasury Bills Capitalizable in Pesos. Maturity 02-28-2025	9253	-	1	-	285,538,538	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 03-31-2025	9256	-	1	-	283,257,040	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 04-16-2025	9299	-	1	-	186,759,755	-	-	-
Argentine Treasury Bond Capitalizable in Pesos. Maturity 10-17-2025	9309	-	1	-	147,574,750	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 09-30-2025	9306	-	1	-	74,266,178	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 06-18-2025	9288	-	1	-	73,546,823	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 02-14-2025	9297	-	1	-	66,842,437	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 03-14-2025	9298	-	1	-	40,675,191	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 08-29-2025	9296	-	1	-	37,492,766	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 09-12-2025	9301	-	1	-	37,492,766	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 06-30-2025	9295	-	1	-	36,284,250	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 05-30-2025	9304	-	1	-	34,399,541	-	-	-
Treasury Bonds in Pesos adjusted by Cer 4.25%. Maturity 02-14-2025	9180	-	1	-	21,501,304	-	-	-
Treasury Bonds in Pesos adjusted by Cer 0%. Maturity 06-30-2025	9244	-	1	-	6,923,069	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 01-31-2025	9251	-	1	-	965,662	-	-	-

Subtotal Government Securities - In pesos		2,237,551,728		2,237,551,728	2,603,519,879	2,237,551,728	-	2,237,551,728

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

		HOLDING				POSITION
		Fair	Fair	Accounting	Accounting	Position with
Account	Identification	value	value	balance	balance	no options	Options	Final
			level	06.30.25	12.31.24			position

OTHER DEBT SECURITIES (Continued)

Government Securities – In foreign currency

Argentine Treasury Bills in USD Zero Coupon. Maturity 01-16-2026	9327	85,158,719	1	85,158,719	-	85,158,719	-	85,158,719

Subtotal Títulos Públicos - en moneda extranjera		85,158,719		85,158,719	-	85,158,719	-	85,158,719

BCRA Notes - In foreign currency

Bonds for the Reconstruction of a Free Argentina - CLASS 1 - Maturity 10-31-2027 (Series C)	9236	-	2	-	12,638,227	-	-	-
Bonds for the Reconstruction of a Free Argentina - CLASS 1 - Maturity 10-31-2027 (Series D)	9237	-	2	-	12,396,998	-	-	-
Bonds for the Reconstruction of a Free Argentina - CLASS 1 - Maturity 10-31-2027 (Series A)	9234	-	2	-	9,064,752	-	-	-
Bonds for the Reconstruction of a Free Argentina - CLASS 1 - Maturity 10-31-2027 (Series B)	9235	-	2	-	8,599,665	-	-	-

Subtotal BCRA Notes - In foreign currency		-		-	42,699,642	-	-	-

Private Securities - In pesos

Corporate Bond Fiat Compañía Financiera Series 20 in Pesos. Maturity 03-01-2026	58274	1,957,718	3	1,957,718	2,328,593	1,957,718	-	1,957,718
Corporate Bond New San S.A. in Pesos Series 20 Private BADLAR. Maturity 02-01-2025	57557	-	3	-	312,954	-	-	-
Corporate Bond Bco de Serv. Financieros Series 24 in Pesos at Floating Rate. Maturity 02-02-2025	57560	-	3	-	245,353	-	-	-
Corporate Bond New San S.A. in Pesos Series 21 Private BADLAR. Maturity 05-09-2025	57750	-	3	-	196,921	-	-	-
Corporate Bond Refi Pampa Series 2 in Pesos Uva. Maturity 05-06-2025	56123	-	3	-	124,609	-	-	-

Subtotal Private Securities - In pesos		1,957,718		1,957,718	3,208,430	1,957,718	-	1,957,718

Private Securities - In foreign currency

Corporate Bond Luz De Tres Picos 4 in USD. Maturity 09-29-2026	56467	3,344,615	2	3,344,615	3,318,956	3,344,615	-	3,344,615
Corporate Bond Petroquimica Comodoro Rivadavia Series R in USD. Maturity 10-22-2028	58155	2,788,185	1	2,788,185	2,934,271	2,788,185	-	2,788,185
Corporate Bond Empresa de Gas del Sur (EMGASUD) S.A. Series 48 in USD. Maturity 03-05-2028	58507	2,785,199	2	2,785,199	-	2,785,199	-	2,785,199
Corporate Bond 360 Energy Solar S.A. Series 4 in USD at a fixed rate. Maturity 10-30-2027	58187	2,537,427	1	2,537,427	3,070,437	2,537,427	-	2,537,427
Corporate Bond Empresa de Gas del Sur (EMGASUD) S.A. Series 39 in USD. Maturity 07-14-2028	57194	2,536,099	1	2,536,099	2,369,382	2,536,099	-	2,536,099
Corporate Bond Minera EXAR Series 1 in USD. Maturity 11-11-2027	58210	2,159,949	1	2,159,949	2,437,534	2,159,949	-	2,159,949
Corporate Bond Vista Energy Series 20 in USD. Maturity 07-20-2025	57081	1,976,143	2	1,976,143	2,005,313	1,976,143	-	1,976,143
Corporate Bond CAPEX S.A. Series 10 USD. Maturity 07-05-2027	57880	1,939,000	2	1,939,000	1,898,222	1,939,000	-	1,939,000
Corporate Bond CAPEX S.A. Series 11 USD. Maturity 06-17-2028	58728	1,791,125	2	1,791,125	-	1,791,125	-	1,791,125
Corporate Bond John Deere Credit Cia Financiera S.A. Series X USD. Maturity 03-08-2026	57639	1,183,972	1	1,183,972	1,171,112	1,183,972	-	1,183,972
Corporate Bond Petroquimica Comodoro Rivadavia Series O in USD. Maturity 09-22-2027	57379	1,098,176	2	1,098,176	1,164,007	1,098,176	-	1,098,176
Corporate Bond Ledesma Series 15 USD at fixed rate. Maturity 10-04-2027	58426	327,131	1	327,131	-	327,131	-	327,131
Corporate Bond Vista Energy Series 23 in USD. Maturity 03-06-2027	57636	-	2	-	4,815,726	-	-	-
Corporate Bond Tecpetrol S.A. Series 7 in USD. Maturity 04-22-2026	57709	-	2	-	3,589,030	-	-	-
Corporate Bond YPF Series 32 in USD. Maturity 10-10-2028	58129	-	2	-	3,504,910	-	-	-
Corporate Bond YPF Series 29 in USD. Maturity 05-28-2026	57774	-	2	-	2,388,805	-	-	-
Corporate Bond Empresa de Gas del Sur (EMGASUD) S.A. Series 39 in USD. Maturity 03-08-2027	57644	-	2	-	2,358,704	-	-	-
Corporate Bond YPF Series 33 in USC. Maturity 10-10-2028	58130	-	2	-	1,780,413	-	-	-
Corporate Bond Pampa Energia S.A. Series 20 in USC. Maturity 03-26-2026	57682	-	2	-	1,209,026	-	-	-

Subtotal Private Securities - In foreign currency		24,467,021		24,467,021	40,015,848	24,467,021	-	24,467,021

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH OCI		2,349,135,186		2,349,135,186	2,689,443,799	2,349,135,186	-	2,349,135,186

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

		HOLDING				POSITION
		Fair	Fair	Accounting	Accounting	Position with
Account	Identification	value	value	balance	balance	no options	Options	Final
			level	06.30.25	12.31.24			position

OTHER DEBT SECURITIES (Continued)

MEASURED AT AMORTIZED COST

Government Securities - In pesos

Argentine Treasury Bonds in Pesos. Maturity 08-23-2025 (1)	9196	49,214,310	2	49,034,282	144,437,561	49,034,282	-	49,034,282
Argentine Treasury Bonds in Pesos. Maturity 05-23-2027 (1)	9132	16,078,557	2	16,019,595	27,668,789	16,019,595	-	16,019,595
Argentine Treasury Bonds in Pesos at Private Badlar Rate 0.7%. Maturity 11-23-2027 (1)	9166	10,371,752	2	10,371,171	11,938,310	10,371,171	-	10,371,171

Subtotal Government Securities - In pesos		75,664,619		75,425,048	184,044,660	75,425,048	-	75,425,048

TOTAL DEBT SECURITIES AT AMORTIZED COST		75,664,619		75,425,048	184,044,660	75,425,048	-	75,425,048

TOTAL OTHER DEBT SECURITIES		2,424,799,805		2,424,560,234	2,873,488,459	2,424,560,234	-	2,424,560,234

EQUITY INSTRUMENTS

MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Private Securities - In pesos

Share BYMA- Bolsas y Mercados Argentina		4,931,368	1	4,931,368	6,978,256	4,931,368	-	4,931,368
Share Banco de Valores de Bs. As.		1,456,556	1	1,456,556	2,408,038	1,456,556	-	1,456,556

Subtotal Private Securities - In pesos		6,387,924		6,387,924	9,386,294	6,387,924	-	6,387,924

TOTAL EQUITY INSTRUMENTS MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS		6,387,924		6,387,924	9,386,294	6,387,924	-	6,387,924

MEASURED AT FAIR VALUE THROUGH OCI

Local:
Private Securities - In pesos

Compensadora Electrónica S.A.		4,100,954	3	4,100,954	2,804,901	4,100,954	-	4,100,954
A3 Mercados S.A. (former Mercado Abierto Electrónico S.A.)		3,501,911	1	3,501,911	1,164,532	3,501,911	-	3,501,911
Seguro de Depósitos S.A.		308,770	3	308,770	308,770	308,770	-	308,770
Other		10,681	3	10,681	17,306	10,681	-	10,681

Subtotal Private Securities - In pesos		7,922,316		7,922,316	4,295,509	7,922,316	-	7,922,316

Foreign:
Private Securities - In foreign currency

Banco Latinoamericano de Exportaciones S.A.		973,091	2	973,091	847,082	973,091	-	973,091
Other		45,183	2	45,183	39,724	45,183	-	45,183

Subtotal Private Securities - In foreign currency		1,018,274		1,018,274	886,806	1,018,274	-	1,018,274

TOTAL EQUITY INSTRUMENTS MEASURED AT FAIR VALUE THROUGH OCI		8,940,590		8,940,590	5,182,315	8,940,590	-	8,940,590

TOTAL EQUITY INSTRUMENTS		15,328,514		15,328,514	14,568,609	15,328,514	-	15,328,514

(1) It represents securities fully or partially computed for minimum cash requirements, Note 40.1 to the separate financial statements.

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE

AND GUARANTEES RECEIVED

AS OF JUNE 30, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

Account	06.30.25	12.31.24

COMMERCIAL PORTFOLIO

Normal performance	5,109,239,469	4,123,906,180
Preferred collaterals and counter-guarantees "A"	7,100,013	10,562,118
Preferred collaterals and counter-guarantees "B"	11,996,597	12,509,417
No preferred guarantees or counter guarantees	5,090,142,859	4,100,834,645

With special follow-up	2,199,617	-

Under observation:	2,199,617	-
No preferred guarantees or counter guarantees	2,199,617	-

Troubled	3,905,761	3,835,035
No preferred guarantees or counter guarantees	3,905,761	3,835,035

With high risk of insolvency	1,123,432	397,473
Preferred collaterals and counter-guarantees "B"	-	314
No preferred guarantees or counter guarantees	1,123,432	397,159

Uncollectible	83,537	33,516
No preferred guarantees or counter guarantees	83,537	33,516

TOTAL	5,116,551,816	4,128,172,204

EXHIBIT B

(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE

AND GUARANTEES RECEIVED

AS OF JUNE 30, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

Account	06.30.25	12.31.24

CONSUMER AND HOUSING PORTFOLIO

Normal performance	5,547,625,255	4,518,170,882
Preferred collaterals and counter-guarantees "A"	1,309,191	1,259,551
Preferred collaterals and counter-guarantees "B"	384,656,680	320,929,869
No preferred guarantees or counter guarantees	5,161,659,384	4,195,981,462

Low risk	177,666,901	66,114,954
Preferred collaterals and counter-guarantees "B"	6,439,390	5,327,085
No preferred guarantees or counter guarantees	171,227,511	60,787,869

Low risk - with special follow-up	3,419,066	2,695,446
No preferred guarantees or counter guarantees	3,419,066	2,695,446

Medium risk	171,950,743	52,469,604
Preferred collaterals and counter-guarantees "B"	1,211,171	686,432
No preferred guarantees or counter guarantees	170,739,572	51,783,172

High risk	77,769,413	40,625,115
Preferred collaterals and counter-guarantees "A"	236	-
Preferred collaterals and counter-guarantees "B"	6,716,688	2,169,864
No preferred guarantees or counter guarantees	71,052,489	38,455,251

Uncollectible	8,114,313	5,356,205
Preferred collaterals and counter-guarantees "A"	108	124
Preferred collaterals and counter-guarantees "B"	1,392,072	589,903
No preferred guarantees or counter guarantees	6,722,133	4,766,178

TOTAL	5,986,545,691	4,685,432,206

GRAND TOTAL	11,103,097,507	8,813,604,410

EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING

AS OF JUNE 30, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

	06.30.25		12.31.24
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	1,583,222,058	14.26%	1,245,788,412	14.13%
50 following largest customers	1,553,019,353	13.99%	1,240,724,959	14.08%
100 following largest customers	884,223,426	7.96%	654,763,830	7.43%
All other customers	7,082,632,670	63.79%	5,672,327,209	64.36%

TOTAL	11,103,097,507	100.00%	8,813,604,410	100.00%

EXHIBIT D

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

AS OF JUNE 30, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements) (1)

(Translation of Financial statements originally issued in Spanish – See Note 41)

		Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ACCOUNT	due	month	months	months	months	months	24	TOTAL
							months

Non-financial Government sector	-	3,665,322	8,516	12,774	25,548	51,096	4,258	3,767,514

Financial sector	-	135,519,908	30,666,342	43,713,273	95,173,315	102,268,844	1,964,057	409,305,739

Non-financial Private Sector and Residents Abroad	237,454,308	4,095,938,146	1,480,699,614	1,751,211,636	1,319,555,031	1,308,027,080	2,824,683,031	13,017,568,846

TOTAL	237,454,308	4,235,123,376	1,511,374,472	1,794,937,683	1,414,753,894	1,410,347,020	2,826,651,346	13,430,642,099
	-

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

AS OF DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements) (1)

(Translation of Financial statements originally issued in Spanish – See Note 41)

		Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ACCOUNT	due	month	months	months	months	months	24	TOTAL
							months

Non-financial Government sector	-	1,059,681	9,802	14,702	29,405	58,810	34,306	1,206,706

Financial sector	-	108,848,492	28,107,590	21,328,054	33,282,031	34,068,318	62,799	225,697,284

Non-financial Private Sector and Residents Abroad	87,289,374	3,333,297,161	1,480,673,479	1,258,719,535	926,302,383	1,067,963,411	2,125,804,745	10,280,050,088

TOTAL	87,289,374	3,443,205,334	1,508,790,871	1,280,062,291	959,613,819	1,102,090,539	2,125,901,850	10,506,954,078

1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF JUNE 30, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

	06.30.25		12.31.24
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	2,745,888,418	20.98%	1,976,907,525	17.24%
50 following largest customers	1,878,206,592	14.36%	1,688,624,747	14.73%
100 following largest customers	628,690,642	4.81%	534,926,119	4.67%
All other customers	7,829,224,315	59.85%	7,265,130,101	63.36%

TOTAL	13,082,009,967	100.00%	11,465,588,492	100.00%

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

AS OF JUNE 30, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements) (1)

(Translation of Financial statements originally issued in Spanish – See Note 41)

	Terms remaining to maturity

	1	3	6	12	24	more than
ITEMS	month	months	months	months	months	24 months	TOTAL

Deposits	11,735,867,040	1,307,602,477	211,989,490	46,835,015	2,941	-	13,302,296,963
Non-financial Government sector	71,531,984	56,716,561	-	-	-	-	128,248,545
Financial sector	11,430,342	-	-	-	-	-	11,430,342
Non-financial Private Sector and Residents Abroad	11,652,904,714	1,250,885,916	211,989,490	46,835,015	2,941	-	13,162,618,076
Liabilities at fair value through profit or loss	422,633	-	-	-	-	-	422,633
Derivative instruments	15,045,703	-	-	-	-	-	15,045,703
Other financial liabilities	1,649,911,706	770,282	1,113,083	2,010,685	2,810,775	22,662,917	1,679,279,448
Financing received from the BCRA and other financial institutions	4,697,923	18,071,898	46,051,749	35,823,620	-	-	104,645,190
Corporate bonds issued	129,338,115	24,150,965	-	207,744,091	-	-	361,233,171

TOTAL	13,535,283,120	1,350,595,622	259,154,322	292,413,411	2,813,716	22,662,917	15,462,923,108

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

AS OF DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements) (1)

(Translation of Financial statements originally issued in Spanish – See Note 41)

	Terms remaining to maturity

	1	3	6	12	24	more than
ACCOUNTS	month	months	months	months	months	24 months	TOTAL

Deposits	10,617,838,949	692,184,266	298,694,136	51,794,973	3,700	-	11,660,516,024
Non-financial Government sector	138,985,349	572,070	-	-	-	-	139,557,419
Financial sector	45,371,171	-	-	-	-	-	45,371,171
Non-financial Private Sector and Residents Abroad	10,433,482,429	691,612,196	298,694,136	51,794,973	3,700	-	11,475,587,434
Derivative instruments	4,441,163	-	-	-	-	-	4,441,163
Other financial liabilities	1,371,299,541	933,950	1,340,199	2,269,350	3,617,010	23,836,971	1,403,297,021
Financing received from the BCRA and other financial institutions	21,104,201	29,643,438	1,420,921	-	-	-	52,168,560
Corporate bonds issued	1,460,001	-	12,255,010	76,708,985	-	-	90,423,996

TOTAL	12,016,143,855	722,761,654	313,710,266	130,773,308	3,620,710	23,836,971	13,210,846,764

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT J

PROVISIONS

AS OF JUNE 30, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

					Decreases
	Accounts	Balances at the beginning of the year	Increases		Reversals	Uses	Monetary gain (loss) generated by provisions	Balances as of 06.30.25

	INCLUDED IN LIABILITIES

	- Provisions for contingent commitments	26,218,872	11,497,697	(1)(3)	-	-	(3,758,122)	33,958,447

	- For administrative, disciplinary and criminal penalties	5,755	-		-	-	(755)	5,000

	- Provisions for termination plans	2,014,612	912,765		-	-	(264,248)	2,663,129

	- Other	25,859,238	8,344,343	(2)	-	5,404,242	(3,633,477)	25,165,862

	TOTAL PROVISIONS	54,098,477	20,754,805		-	5,404,242	(7,656,602)	61,792,438

(1)	Set up in compliance with the provisions of Communication “A” 2950 and supplementary regulations of the BCRA.
(2)	Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor and other lawsuits).
(3)	It includes an increase of 10,034 for exchange differences in foreign currency for contingent commitments.

PROVISIONS

AS OF DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

					Decreases		Monetary gain (loss) generated by provisions
	Accounts	Balances at the beginning of the year	Increases		Reversals	Uses		Balances as of 12.31.24

	INCLUDED IN LIABILITIES

	- Provisions for contingent commitments	14,969,019	22,443,317	(1)(3)	-	-	(11,193,464)	26,218,872

	- For administrative, disciplinary and criminal penalties	12,532	-		-	-	(6,777)	5,755

	- Provisions for termination plans	1,930,164	1,300,331		-	-	(1,215,883)	2,014,612

	- Other	34,704,738	30,931,209	(2)	932,657	6,689,369	(32,154,683)	25,859,238

	TOTAL PROVISIONS	51,616,453	54,674,857		932,657	6,689,369	(44,570,807)	54,098,477

(1)	Set up in compliance with the provisions of Communication “A” 2950 and supplementary regulations of the BCRA.
(2)	Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor and other lawsuits).
(3)	It includes an increase of 41,422 for exchange differences in foreign currency for contingent commitments.

EXHIBIT L

BALANCES IN FOREIGN CURRENCY

AS OF JUNE 30, 2025 AND DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

ACCOUNTS	TOTAL	AS OF 06.30.25 (per currency)				TOTAL
	AS OF					AS OF
ASSETS	06.30.25	Dollar	Euro	Real	Other	12.31.24

Cash and deposits in banks	2,135,723,066	2,070,037,270	61,264,130	785,423	3,636,243	2,700,126,617
Debt securities at fair value through profit or loss	129,252,274	129,252,274	-	-	-	76,216
Other financial assets	52,443,154	52,308,243	134,911	-	-	51,052,129
Loans and other financing	2,307,431,617	2,305,589,731	1,841,020	-	866	1,479,963,350
Non-financial Government sector	2,889	2,889	-	-	-	3,814
Other financial institutions	9,039,162	9,039,162	-	-	-	5,125
Non-financial Private Sector and Residents Abroad	2,298,389,566	2,296,547,680	1,841,020	-	866	1,479,954,411
Other debt securities	109,625,740	109,625,740	-	-	-	82,715,490
Financial assets pledged as collateral	115,151,836	115,151,836	-	-	-	78,038,166
Investments in Equity Instruments	1,018,274	973,091	45,183	-	-	886,806

TOTAL ASSETS	4,850,645,961	4,782,938,185	63,285,244	785,423	3,637,109	4,392,858,774

	TOTAL	AS OF 06.30.25 (per currency)				TOTAL
	AS OF					AS OF
LIABILITIES	06.30.25	Dollar	Euro	Real	Other	12.31.24

Deposits	4,251,747,004	4,204,031,233	47,715,771	-	-	4,139,046,162
Non-financial Government sector	34,634,913	34,634,235	678	-	-	104,044,376
Financial sector	3,229,535	3,218,657	10,878	-	-	1,885,291
Non-financial Private Sector and Residents Abroad	4,213,882,556	4,166,178,341	47,704,215	-	-	4,033,116,495
Other financial liabilities	177,007,606	171,257,961	4,750,461	-	999,184	212,470,200
Financing received from the BCRA and other financial institutions	102,375,989	101,483,516	892,473	-	-	50,392,920
Corporate bonds issued	119,429,217	119,429,217	-	-	-	-
Other non-financial liabilities	106,047,288	77,095,246	28,952,042	-	-	85,855,519

TOTAL LIABILITIES	4,756,607,104	4,673,297,173	82,310,747	-	999,184	4,487,764,801

EXHIBIT O

DERIVATIVES

AS OF JUNE 30, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

	Type of contract	Purpose of the Transactions	Underlying Asset	Type of Settlement	Scope of Negotiations or Counterparty	Weighted Average Term Originally Agreed	Residual Weighted Average Term	Weighted Average Term of Differences Settlement	Amount (1)

	SWAPS	Financial transactions own account	Other	Upon maturity of differences	OTC - Residents in the country - Financial sector	13	10	39	23,381,111

	FUTURES	Financial transactions own account	Foreign currency	Daily differences	A3 Mercados	5	3	1	816,362,512

	FUTURES	Financial transactions own account	Foreign currency	Upon maturity of differences	OTC - Residents in the country - Non-financial sector	5	3	141	431,781,351

(1)	Sum of absolute values in thousands of pesos of notional values negotiated.

DERIVATIVES

AS OF DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

	Type of contract	Purpose of the Transactions	Underlying Asset	Type of Settlement	Scope of Negotiations or Counterparty	Weighted Average Term Originally Agreed	Residual Weighted Average Term	Weighted Average Term of Differences Settlement	Amount (1)

	SWAPS	Financial transactions own account	Other	Upon maturity of differences	OTC - Residents in the country - Financial sector	7	6	16	8,107,415

	FUTURES	Financial transactions own account	Foreign currency	Daily differences	A3 Mercados	3	2	1	1,228,300,927
	FUTURES	Financial transactions own account	Foreign currency	Upon maturity of differences	OTC – Residents in the country	1	1	39	1,782,561

	FUTURES	Financial transactions own account	Foreign currency	Upon maturity of differences	OTC - Residents in the country - Non-financial sector	3	2	96	465,799,685

(1)	Sum of absolute values in thousands of pesos of notional values negotiated.

EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES

AS OF JUNE 30, 2025

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

			ECL of remaining life of the financial asset

Accounts	Balances as of 12.31.24	ECL for the following	FI with significant	FI with credit	Monetary gain (loss)	Balances as of 06.30.25
		12 months	increase of	impairment	generated by
			credit risk		allowances

Other financial assets	1,815,424	(198,101)	-	514,928	(256,155)	1,876,096

Loans and other financing	194,406,263	14,917,179	21,520,542	124,912,251	(32,936,813)	322,819,422
Other financial institutions	15,039,068	10,089,917	67,195	(668,931)	(2,184,771)	22,342,478
Non-financial Private Sector and Residents Abroad	179,367,195	4,827,262	21,453,347	125,581,182	(30,752,042)	300,476,944
Overdrafts	7,675,760	461,481	532,960	4,682,656	(1,230,687)	12,122,170
Instruments	14,807,894	940,692	1,506,356	1,398,391	(2,154,063)	16,499,270
Mortgage loans	10,342,511	(214,327)	(39,394)	1,047,359	(1,509,565)	9,626,584
Pledge loans	1,471,374	(102,258)	55,470	3,054,685	(351,115)	4,128,156
Consumer loans	52,899,480	149,164	8,937,495	52,320,679	(9,977,903)	104,328,915
Credit cards	78,712,102	(884,001)	11,014,416	59,721,922	(13,331,780)	135,232,659
Finance leases	704,725	66,236	(2,037)	123,228	(110,445)	781,707
Other	12,753,349	4,410,275	(551,919)	3,232,262	(2,086,484)	17,757,483

Other debt securities	180,528	(60,000)	-	-	(18,810)	101,718

Contingent commitments	26,218,872	8,772,418	2,607,965	117,314	(3,758,122)	33,958,447

TOTAL ALLOWANCES	222,621,087	23,431,496	24,128,507	125,544,493	(36,969,900)	358,755,683

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES

AS OF DECEMBER 31, 2024

(Amounts stated in thousands of Argentine pesos in constant currency – Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 41)

			ECL of remaining life of the financial asset

Accounts	Balances as of 12.31.23	ECL for the following	FI with significant	FI with credit	Monetary gain (loss)	Balances as of 12.31.24
		12 months	increase of	impairment	generated by
			credit risk		allowances

Other financial assets	3,105,272	(51,563)	-	539,255	(1,777,540)	1,815,424

Loans and other financing	119,746,290	59,460,395	20,660,638	76,329,516	(81,790,576)	194,406,263
Other financial institutions	9,517,631	12,131,862	197,592	(28,420)	(6,779,597)	15,039,068
Non-financial Private Sector and Residents Abroad	110,228,659	47,328,533	20,463,046	76,357,936	(75,010,979)	179,367,195
Overdrafts	8,609,184	3,093,395	(429,187)	2,627,525	(6,225,157)	7,675,760
Instruments	9,636,198	11,143,216	345,112	114,250	(6,430,882)	14,807,894
Mortgage loans	8,290,015	343,195	2,466,516	5,662,261	(6,419,476)	10,342,511
Pledge loans	660,152	184,804	243,119	795,637	(412,338)	1,471,374
Consumer loans	24,178,008	11,233,251	6,388,721	28,477,357	(17,377,857)	52,899,480
Credit cards	47,886,186	21,482,826	10,402,026	33,718,977	(34,777,913)	78,712,102
Finance leases	1,177,570	166,166	39,547	80,484	(759,042)	704,725
Other	9,791,346	(318,320)	1,007,192	4,881,445	(2,608,314)	12,753,349

Other debt securities	245,695	107,551	-	-	(172,718)	180,528

Contingent commitments	14,969,019	17,225,216	4,544,769	661,822	(11,181,954)	26,218,872

TOTAL ALLOWANCES	138,066,276	76,741,599	25,205,407	77,530,593	(94,922,788)	222,621,087

REPORTING SUMMARY FOR

THE SIX-MONTH PERIOD ENDED JUNE 30, 2025

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 54 to the consolidated financial statements)

This reporting summary was prepared on the basis of the consolidated condensed interim financial statements of the Bank prepared in accordance with the financial reporting framework set forth by the BCRA. (Communication “A” 6114 as supplemented by the BCRA). Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on IFRS Accounting Standards as issued by the IASB (International Accounting Standards Board) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned IFRS Accounting Standards include the International Financial Reporting Standards (IFRS), the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

Out of the exceptions set forth by the BCRA to the application of current IFRS Accounting Standards, the following affects the preparation of these consolidated condensed interim financial statements:

a)	Within the framework of the convergence process to IFRS Accounting Standards established by Communication “A” 6114, as amended and supplemented, the BCRA provided that for fiscal years starting on or after January 1, 2020, financial institutions defined as “Group A” according to BCRA regulations, as such is the case of the Entity, are required to start to apply paragraph 5.5 “Impairment” of IFRS 9 “Financial Instruments” (paragraphs B5.5.1 through B5.5.55) except for exposures to the public sector, considering the exclusion set forth by Communication “A” 6847.

Had the abovementioned paragraph 5.5. “Impairment” been applied in full, according to a global estimate made by the Entity, as of June 30, 2025 and December 31, 2024, its shareholders’ equity would have been reduced by 431,930 and 5,875,621, respectively.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Entity comply with the IFRS Accounting Standards issued by the IASB that have been currently approved and are applicable in the preparation of these consolidated condensed interim financial statements in accordance with the IFRS Accounting Standards issued by the IASB, as adopted by the BCRA as per Communication “A” 8164. In general, the BCRA does not allow the early application of any IFRS Accounting Standards, unless otherwise specified.

These financial statements as of June 30, 2025 have been approved by the Board of Directors of Banco BBVA Argentina S.A. on August 20, 2025.

Likewise, the BCRA by means of Communications "A" 6323 and 6324 established guidelines for the preparation and presentation of financial statements of financial entities as from fiscal years beginning on January 1, 2018, including additional information requirements as well as the information to be presented in the form of Exhibits.

As a consequence of the application of those standards, the Bank prepares its financial statements according to the new financial reporting framework set forth by the BCRA as of June 30, 2025 and December 31, 2024.

Banco BBVA Argentina S.A. (NYSE; A3 Mercados S.A. (former Mercado Abierto Electrónico S.A.); BYMA: BBAR; Latibex: XBBAR) is a subsidiary of the BBVA Group, its majority shareholder since 1996. In Argentina, it has been one of the major financial institutions since 1886. BBVA Argentina offers retail and corporate banking services to a broad customer base, including individuals, small-to-medium sized companies, and large corporations. As of June 30, 2025, the Entity's total assets, liabilities and shareholders' equity amounted to 19,264,453,541; 16,329,351,272; and 2,879,056,118; respectively.

REPORTING SUMMARY FOR

THE SIX-MONTH PERIOD ENDED JUNE 30, 2025

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 54 to the consolidated financial statements)

The Entity offers its products and services through a wide multi-channel distribution network with presence in all the provinces in Argentina and the City of Buenos Aires, with more than 3.77 million active customers as of June 30, 2025. That network includes 234 branches providing services to the retail segment and also to small and medium sized-enterprises and organizations.

Corporate Banking is divided by industry sector: Consumers, Heavy Industries and Energy, providing customized services for large companies. To supplement the distribution network, the Entity has 860 ATMs, 895 self-service terminals, 15 in-company banks, one point of Customer service booths. Moreover, it has a telephone banking service, a modern, safe and functional Internet banking platform and a mobile banking app. As regards payroll, Banco BBVA Argentina S.A. has 6,509 employees, including 102 employees of BBVA Asset Management Argentina S.A.U., PSA Finance Argentina Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. (active employees at the end of the month, including structural, temporary and expatriate employees).

The loan portfolio net of allowance for loan losses totaled $ 11,153,841,137 as of June 30, 2025, reflecting a 109.71% increase as compared to the previous year.

As it relates to consumer loans, including mortgage loans, credit cards, consumer loans and pledge loans, the latter jointly with consumer loans increased the most, by 338.67% in the case of pledge loans and 167.62% in consumer loans, compared with June 30, 2025.

Banco BBVA Argentina S.A.'s consolidated market share in private-sector financing was 11.61% at fiscal period- end, based on the BCRA's daily information (principal balance as of the last day of each consolidated quarter).

In terms of portfolio quality, the Bank managed to obtain very good ratios. As for the nonperforming portfolio (nonperforming financing/total financing) stood at 2.28%, with a 115.15% hedge level (total allowances/nonperforming financing) as of June 30, 2025.

The exposure for securities as of June 30, 2025 totaled $ 3,048,921,582.

In terms of liabilities, customers’ resources totaled $ 13,026,616,045, with a 60.80% increase over the last twelve months.

Banco BBVA Argentina S.A.'s consolidated market share in private-sector financing was 9.64% at fiscal period- end, based on the information provided by the BCRA on a daily basis (principal amount as of the last day of each quarter).

Breakdown of changes in the main income/loss items

Banco BBVA Argentina S.A. recorded an accumulated profit of 146,131,205 as of June 30, 2025, representing a return on average shareholders' equity of 9.55%, a return on average assets of 1.54%, and a return on average liabilities of 0.97%.

Accumulated net interest income totaled 1,165,688,291, down by 48.15% compared to June 2024. Such decrease was driven by less income from premium for reverse repurchase agreements and interest on CER clause adjustment, offset by less interest on term deposits and interest on checking accounts.

Accumulated net commission income totaled 199,844,646 accounting for a 20.78% increase compared to June 2024. This increase was due to higher commissions linked to liabilities and credit card commissions. This increase in commission income was partially offset by increased commissions linked to debit and credit cards.

REPORTING SUMMARY FOR

THE SIX-MONTH PERIOD ENDED JUNE 30, 2025

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 54 to the consolidated financial statements)

As concerns accumulated administrative expenses and personnel benefits totaled 573,060,851, down by 9.80% vis-a-vis June 2024. This decrease was due to lower expenses for personnel compensation and bonuses and taxes. This decrease was offset by increased expenses for administrative services hired and armored transportation services.

Prospects

The process of macroeconomic normalization has continued in recent months. The maintenance of fiscal balance, along with a contractionary monetary policy and the gradual easing of foreign exchange restrictions, have been determining factors in anchoring expectations and consolidating a marked disinflationary trend since 2024, which has continued during the first half of 2025.. In this context of stabilization, despite certain recent signs of a slowdown in the pace of economic recovery, GDP growth is projected at 5.5% year-on-year in 2025, according to BBVA Research, which not only offsets the 1.7% decline in 2024 but is also expected to surpass previous highs reached in past years. As a result of these improvements, our baseline scenario anticipates that the disinflationary convergence will strengthen, with a Y-o-Y rate approaching 28% by the end of 2025.

Within the framework of a new agreement with the International Monetary Fund in Q2, on April 14, 2025, the lifting of much of the remaining foreign exchange controls was announced, along with the implementation of a floating exchange rate scheme within wide bands, which has positively impacted our results of operations, with increased foreign exchange trading activity and income from gold and foreign currency quotes. These regulatory changes are also expected to boost cross-border lending flows and investment in the country.

During the first half of 2025, BBVA Argentina accelerated its growth in the loan segment, consistently outperforming the market. The Bank’s market share on total private currency loans at a consolidated level increased by 107 basis points, from 10.54% in June 2024 to 11.61% in June 2025, maintaining a double-digit share since January 2024.. As of March 2025, BBVA Argentina ranked 3rd in the ranking of local banks with private capital with respect to private loans in consolidated terms. Our peso loan portfolio expanded by 43% year-to-date, a pace exceeding the system’s 39% growth and the accumulated six-month inflation, which reached 15.1% in June 2025. This outperformance has directly translated into greater relevance within the financial system.

In line with our commitment to generating value for our shareholders, the Bank has announced the distribution of dividends in cash or in kind for fiscal year 2024, in the amount of ARS 89,413 million expressed in constant currency as of December 31, 2024, to be adjusted by CPI at the date of each of the 10 scheduled payments, with the first 2 payments having already been successfully made.

Finally, BBVA Argentina is advancing in the implementation of the new global strategy for 2025-2029, deepening its commitment to the sustainable growth of the business. In an environment that demands constant progress, our focus will be on generating value for our clients and shareholders, leveraging innovation and efficiency. Thus, we continue to actively monitor the business to address the challenges of the context and, above all, to fulfill our renewed purpose: “Supporting your drive to go further”.

REPORTING SUMMARY FOR

THE SIX-MONTH PERIOD ENDED JUNE 30, 2025

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 54 to the consolidated financial statements)

CONSOLIDATED BALANCE SHEET STRUCTURE COMPARATIVE
WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

	06.30.25	06.30.24	06.30.23	06.30.22	06.30.21

Total assets	19,264,453,541	13,302,466,067	16,229,943,128	15,692,683,135	15,828,123,779

Total liabilities	16,329,351,272	10,362,795,291	13,292,898,388	13,080,171,787	13,394,538,685

Shareholders’ Equity Parent	2,879,056,118	2,893,781,272	2,893,359,752	2,566,876,065	2,385,340,200

Shareholders’ Equity Minority interest	56,046,151	45,889,504	43,684,988	45,635,283	48,244,894
Total liabilities + Shareholders’ Equity Parent
+ Shareholders’ Equity Minority interest	19,264,453,541	13,302,466,067	16,229,943,128	15,692,683,135	15,828,123,779

REPORTING SUMMARY FOR

THE SIX-MONTH PERIOD ENDED JUNE 30, 2025

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 54 to the consolidated financial statements)

CONSOLIDATED STATEMENT OF INCOME STRUCTURE COMPARATIVE
WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

	06.30.25	06.30.24	06.30.23	06.30.22	06.30.21

Net interest income	1,165,688,291	2,248,270,892	1,802,021,842	1,120,307,105	882,861,808

Net commission income	199,844,646	165,463,988	193,893,140	201,990,246	167,571,883

Net income/(loss) from measurement of financial instruments at fair value through profit or loss	81,187,806	89,289,245	83,143,484	68,515,812	55,449,804
Net income/(loss) from write-down of assets at amortized cost and at fair value through OCI	84,667,245	123,074,574	12,109,277	5,885,505	(969,711)
Foreign exchange and gold gains	62,839,058	45,262,699	23,500,393	39,802,224	39,828,687
Other operating income	78,733,004	86,879,822	73,234,464	81,241,551	64,597,589
Loan loss allowance	(246,116,899)	(102,364,330)	(109,914,732)	(57,141,173)	(77,807,057)

Net operating income	1,426,843,151	2,655,876,890	2,077,987,868	1,460,601,270	1,131,533,003

Personnel benefits	(270,259,377)	(301,338,616)	(291,651,493)	(260,629,291)	(235,096,177)
Administrative expenses	(302,801,474)	(334,002,650)	(315,132,588)	(261,536,360)	(215,959,636)
Asset depreciation and impairment	(45,615,540)	(42,004,803)	(36,172,870)	(40,637,859)	(43,488,172)
Other operating expenses	(313,699,382)	(312,393,024)	(280,803,106)	(216,070,604)	(196,291,971)

Operating income	494,467,378	1,666,137,797	1,154,227,811	681,727,156	440,697,047

Income/(loss) from associates and joint ventures	4,818,719	(1,298,719)	2,685,988	(1,066,795)	2,593,762

Loss on net monetary position	(269,656,427)	(1,320,192,852)	(765,545,137)	(510,963,427)	(313,330,887)

Income before income tax from continuing activities	229,629,670	344,646,226	391,368,662	169,696,934	129,959,922

Income tax from continuing activities	(83,498,465)	(130,804,354)	(137,801,590)	60,553,140	62,538,763

Net income from continuing activities	146,131,205	213,841,872	253,567,072	230,250,074	192,498,685

Net income for the period	146,131,205	213,841,872	253,567,072	230,250,074	192,498,685

REPORTING SUMMARY FOR

THE SIX-MONTH PERIOD ENDED JUNE 30, 2025

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 54 to the consolidated financial statements)

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME STRUCTURE COMPARATIVE
WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

	06.30.25	06.30.24	06.30.23	06.30.22	06.30.21

Net income for the period	146,131,205	213,841,872	253,567,072	230,250,074	192,498,685

Other comprehensive income components to be reclassified to income/(loss) for the period:

Share in Other Comprehensive Income from associates and joint ventures at equity method

Income for the period on the Share in OCI from associates and joint ventures at equity method-	-	-	-	850,875	(119,116)

	-	-	-	850,875	(119,116)

Profit or losses from financial instruments at fair value through OCI

Income / (Loss) for the period from financial instruments at fair value through OCI	(111,608,157)	(369,534,303)	32,640,458	(137,798,170)	(7,176,509)
Reclassification adjustment for the period	(84,667,245)	(120,946,922)	7,272,145	(5,885,505)	737,152
Income tax	68,696,391	231,207,822	(20,556,217)	52,659,540	3,401,732

	(127,579,011)	(259,273,403)	19,356,386	(91,024,135)	(3,037,625)

Other comprehensive income components not to be reclassified to income/(loss) for the period:

Income or loss on equity instruments at fair value through OCI (Paragraph 5.7.5, IFRS 9)

Income for the period from financial instruments at fair value through OCI	2,854,029	(208,208)	3,583,637	(235,325)	(139,772)

	2,854,029	(208,208)	3,583,637	(235,325)	(139,772)

Total Other Comprehensive Income / (Loss) for the period	(124,724,982)	(259,481,611)	22,940,023	(90,408,585)	(3,296,513)

Total comprehensive income / (loss)	21,406,223	(45,639,739)	276,507,095	139,841,489	189,202,172

Total Comprehensive income / (loss):
Attributable to owners of the Parent	13,778,808	(46,494,174)	274,994,715	143,254,667	190,025,183
Attributable to non-controlling interests	7,627,415	854,435	1,512,380	(3,413,178)	(823,011)

REPORTING SUMMARY FOR

THE SIX-MONTH PERIOD ENDED JUNE 30, 2025

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 54 to the consolidated financial statements)

CONSOLIDATED CASH FLOW STRUCTURE COMPARATIVE
WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

	06.30.25	06.30.24	06.30.23	06.30.22	06.30.21

Total cash flows generated by / (used in) operating activities	38,128,457	1,262,961,557	801,118,961	(241,449,353)	1,026,850,389

Total cash flows used in investing activities	(51,763,049)	(60,164,880)	(25,640,383)	(44,812,576)	(25,403,815)

Total cash flows generated by / (used in) financing activities	410,141,849	(91,630,970)	(20,526,692)	39,199,665	(78,035,358)

Effect of exchange rate changes	64,424,986	(557,649,400)	92,745,645	(128,006,123)	14,327,368

Effect of net monetary income/(loss) of cash and cash equivalents	(397,006,695)	(1,395,675,559)	(960,885,192)	(874,507,123)	(796,735,537)

Total cash (used in) / generated during the period	63,925,548	(842,159,252)	(113,187,661)	(1,249,575,510)	141,003,047

STATISTICAL DATA COMPARATIVE
(Variation of balances over the previous fiscal year)

	06.30.25 / 06.30.24	06.30.24 / 06.30.23	06.30.23 / 06.30.22	06.30.22 / 06.30.21

Total loans	109.71%	(2.40) %	(4.63) %	1.68%

Total deposits	60.80%	(22.18) %	(4.30) %	(2.48) %

Income/(loss)	(31.66) %	(15.67) %	10.13%	19.61%

Shareholders' Equity	(0.16) %	0.09%	12.42%	7.35%

REPORTING SUMMARY FOR

THE SIX-MONTH PERIOD ENDED JUNE 30, 2025

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish – See Note 54 to the consolidated financial statements)

	RATIOS COMPARATIVE

	06.30.25	06.30.24	06.30.23	06.30.22	06.30.21

Solvency (a)	17.97%	28.37%	22.09%	19.97%	18.17%

Liquidity(b)	48.73%	69.60%	84.13%	76.68%	75.75%

Tied-up capital(c)	34.05%	28.99%	29.01%	32.62%	35.01%

Indebtedness (d)	5.56	3.53	4.53	5.01	5.50

(a) Shareholders’ Equity/Liabilities.
(b) Sum of cash and deposits in banks, debt securities at fair value through profit or loss (excluding private securities), net repo transactions and other debt securities/deposits.
(c) Sum of property and equipment, miscellaneous assets and intangible assets/Shareholders’ Equity.
(d) Total liabilities/Shareholders' Equity.

REPORT ON THE REVIEW OF INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

To the Directors of

BANCO BBVA ARGENTINA S.A.

CUIT (Argentine taxpayer identification number): 30-50000319-3

Registered office: Av. Córdoba 111

City of Buenos Aires, Argentina

I.	Report on the financial statements

Introduction

1.	We have reviewed the accompanying interim condensed consolidated financial statements of BANCO BBVA ARGENTINA S.A. (the “Bank”) and its subsidiaries, which comprise: (a) the condensed consolidated statement of financial position as of June 30, 2025, (b) the condensed consolidated statements of income and other comprehensive income for the three and six months periods ended June 30, 2025, the changes in shareholders’ equity and cash flows for the six-month period then ended, and (c) a summary of significant accounting policies and other explanatory information included in the notes and exhibits that supplement them.

Responsibility of the Bank’s Management and Board of Directors in connection with the financial statements

2.	The Bank’s Board of Directors and Management are responsible for the preparation and presentation of the financial statements mentioned in paragraph 1, in conformity with the financial reporting framework set forth by the Central Bank of Argentina (BCRA) which, as indicated in note 2 to the financial statements mentioned in paragraph 1, is based on IFRS (International Financial Reporting Standards), and in particular for the condensed interim financial statements on the International Accounting Standard (“IAS”) 34 "Interim Financial Reporting", as issued by the IASB (International Accounting Standards Board) and adopted by the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), including the exceptions established by the BCRA explained in such note. The Bank’s Board of Directors and Management are also responsible for the internal control they may deem necessary for the interim financial statements to be prepared free of material misstatements, whether due to errors or irregularities.

Auditors’ responsibility

3.	Our responsibility is to conclude on the financial statements mentioned in paragraph 1 based on our review, which was performed in accordance with the provisions of FACPCE Technical Resolution No. 37 and with BCRA minimum external auditing standards applicable to the review of interim financial statements and in compliance with the ethical requirements relevant to the audit of the Bank’s annual financial statements. A review of interim financial statements consists of making inquiries, mainly from the persons in charge of accounting and financial issues, as well as applying analytical procedures and other review procedures. The scope of a review is considerably narrower than that of a financial statements audit, therefore, we cannot obtain reasonable assurance that we will become aware of all the material issues that may arise in an audit. Therefore, we do not express an audit opinion.

Conclusion

4.	Based on our review, nothing came to our attention making us believe that the financial statements mentioned in paragraph 1 are not prepared, in all material respects, in accordance with the financial reporting framework set forth by the BCRA and referred to in paragraph 2.

Emphasis on certain aspects disclosed in the financial statements

5.	We would like to draw attention to the information contained in Note 2. “Basis for the preparation of these financial statements and applicable accounting standards – Applicable Accounting Standards” where the Bank quantifies the effects of the application of section 5.5 “Impairment in value” of IFRS 9 “Financial instruments” to financial assets that comprise exposures to the public sector, which were temporarily excluded from such application through BCRA Communiqué “A” 6847, which is explained in the note.

This issue does not change the conclusion stated in paragraph 4, but it should be considered by the users of IFRS for interpreting the accompanying financial statements mentioned in paragraph 1.

6.	As further explained in Note 54. to the interim condensed consolidated interim financial statements mentioned in paragraph 1., certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the financial reporting framework set forth by the BCRA but may not conform with the accounting principles generally accepted in other countries.

Other matters

7.	We also issued a separate report on the interim condensed separate financial statements of BANCO BBVA ARGENTINA S.A. as of the same date and for the same periods indicated in paragraph 1.

II.	Report on other legal and regulatory requirements

In compliance with current regulations, we further report that:

a)	The condensed consolidated financial statements mentioned in paragraph 1 are being transcribed to the Book of Balance Sheets for Publication and result from books kept, in their formal respects, in conformity with current regulations considering what is mentioned in note 2.7.

b)	As of June 30, 2025, liabilities accrued in employee and employer contributions to the Integrated Pension Fund System, as recorded in the Bank’s accounting books, amounted to ARS 7,598,337,214, none of which was due and payable as of that date.

c)	The information included in the “Consolidated Balance Sheet Structure”, the “Consolidated Statement of Income Structure” and the “Consolidated Cash Flows Structure” of the Reporting Summary for the period ended June 30, 2025, filed by the Bank jointly with the financial statements to comply with CNV (Argentine Securities Commission) regulations, arises from the Bank’s accompanying interim condensed consolidated financial statements as of June 30, 2025 and as of June 30, 2024, 2023, 2022 and 2021, which are not included as exhibits. In addition, we report that the interim condensed consolidated financial statements as of June 30, 2021, to which we refer, which should be read jointly with this report, were reviewed by other auditors who issued their review reports on August 24, 2021.

d)	As stated in note 48 to the accompanying condensed consolidated financial statements, the Bank carries shareholders’ equity and a contra account to eligible assets that exceed the minimum amounts required by relevant CNV regulations for these items as of June 30, 2025.

City of Buenos Aires

August 20, 2025

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A.

JAVIER J. HUICI
Partner
Certified Public Accountant (U.B.A.)

REPORT ON THE REVIEW OF INTERIM CONDENSED

SEPARATE FINANCIAL STATEMENTS

To the Directors of

BANCO BBVA ARGENTINA S.A.

CUIT (Argentine taxpayer identification number): 30-50000319-3

Registered office: Av. Córdoba 111

City of Buenos Aires, Argentina

I.	Report on the financial statements

Introduction

1.	We have reviewed the accompanying interim condensed separate financial statements of BANCO BBVA ARGENTINA S.A. (the “Bank”), which comprise: (a) the condensed separate statement of financial position as of June 30, 2025; (b) the condensed separate statements of income and other comprehensive income for the three and six months periods ended June 30, 2025, the changes in shareholders’ equity, and cash flows for the six-month period then ended, and (c) a summary of significant accounting policies and other explanatory information included in the notes and exhibits that supplement them.

Responsibility of the Bank’s Management and Board of Directors in connection with the financial statements

2.	The Bank’s Board of Directors and Management are responsible for the preparation and presentation of the financial statements mentioned in paragraph 1 in conformity with the financial reporting framework set forth by the Central Bank of Argentina (BCRA) which, as indicated in note 2 to the financial statements mentioned in paragraph 1, is based on IFRS (International Financial Reporting Standards), and in particular for the condensed interim financial statements on the International Accounting Standard (“IAS”) 34 "Interim Financial Reporting", as issued by the IASB (International Accounting Standards Board) and adopted by the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), including the exceptions established by the BCRA explained in such note. The Bank’s Board of Directors and Management are also responsible for the internal control they may deem necessary for the interim financial statements to be prepared free of material misstatements, whether due to errors or irregularities.

Auditors’ responsibility

3.	Our responsibility is to conclude on the financial statements mentioned in paragraph 1 based on our review, which was performed in accordance with the provisions of FACPCE Technical Resolution No. 37 and with B.C.R.A. minimum external auditing standards applicable to the review of interim financial statements, and in compliance with the ethical requirements relevant to the audit of the Bank’s annual financial statements. A review of interim financial statements consists of making inquiries, mainly from the persons in charge of accounting and financial issues, as well as applying analytical procedures and other review procedures. The scope of a review is considerably narrower than that of a financial statements audit; therefore, we cannot obtain reasonable assurance that we will become aware of all the material issues that may arise in an audit. Therefore, we do not express an audit opinion.

Conclusion

4.	Based on our review, nothing came to our attention making us believe that the financial statements mentioned in paragraph 1 are not prepared, in all material respects, in accordance with the financial reporting framework set forth by the BCRA and referred to in paragraph 2.

Emphasis on certain aspects disclosed in the financial statements

5.	We would like to draw attention to the information contained in Note 2. “Basis for the preparation of these financial statements and applicable accounting standards” where the Bank quantifies the effects of the application of section 5.5 “Impairment in value” of IFRS 9 “Financial instruments” to financial assets that comprise exposures to the public sector, which were temporarily excluded from such application through BCRA Communiqué “A” 6847, which is explained in the note.

This issue does not change the conclusion stated in paragraph 4, but it should be considered by the users of IFRS for interpreting the accompanying financial statements mentioned in paragraph 1.

6.	As further explained in Note 41. to the interim condensed separate interim financial statements mentioned in paragraph 1., certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the financial reporting framework set forth by the BCRA but may not conform with the accounting principles generally accepted in other countries.

Other matters

7.	We also issued a separate report on the interim condensed consolidated financial statements of BANCO BBVA ARGENTINA S.A. and its subsidiaries as of the same date and for the same periods indicated in paragraph 1.

II.	Report on other legal and regulatory requirements

In compliance with current regulations, we further report that:

a)	The condensed separate financial statements mentioned in paragraph 1 are being transcribed to the Bank´s Book of Balance Sheets for Publication and result from books kept, in their formal aspects, in conformity with the current regulations considering what was mentioned in note 2.7. to the condensed consolidated financial statements.

b)	As of June 30, 2025, liabilities accrued in contributions to the Integrated Pension Fund System resulting from the Bank’s accounting books amounted to ARS 7,598,337,214, none of which was due and payable as of that date.

c)	As stated in note 48 to the condensed consolidated financial statements as of such date, the Bank carries shareholders’ equity and a contra account to eligible assets that exceed the minimum amounts required by relevant CNV (Argentine Securities Commission) regulations for these items as of June 30, 2025.

City of Buenos Aires

August 20, 2025

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A.

JAVIER J. HUICI
Partner
Certified Public Accountant (U.B.A.)

SUPERVISORY COMMITTEE’S REPORT

To the Shareholders of

Banco BBVA Argentina S.A.

Registered office: Av. Córdoba 111

City of Buenos Aires, Argentina

1. Identification of the interim financial statements subject to review

In our capacity as members of the Supervisory Committee of Banco BBVA Argentina S.A. (hereinafter, either “BBVA Argentina” or the “Entity”) designated at the Ordinary and Extraordinary General Shareholders’ Meeting held on April 23, 2025, and in compliance with the terms of Section 294 of Argentine Companies Law No. 19,550, we have reviewed the condensed interim financial statements and its subsidiaries presented as of June 30, 2025, which include the consolidated condensed statement of financial position, the consolidated condensed statements of income and other comprehensive income for the three and six-months periods ended June 30, 2025, the consolidated condensed statements of changes in shareholders’ equity, and cash flows for the six-month period then ended, a summary of the significant accounting policies and other explanatory information included in their respective supplementary notes and exhibits.

We have also analyzed the separate condensed financial statements of BBVA Argentina as of June 30, 2025, and the separate condensed statement of financial position, the separate condensed statements of income, other comprehensive income for the three and six-month periods ended June 30, 2025, the separate condensed statements of changes in shareholders’ equity and cash flows for the six-month period then ended, a summary of the significant accounting policies and other explanatory information included in their supplementary notes and exhibits.

The Entity is responsible for the preparation and presentation of the above-mentioned financial statements in accordance with the financial reporting framework applicable to Financial Institutions established by the Central Bank of Argentina (BCRA), as well as for the design, implementation and maintenance of such internal control as the Entity might deem necessary to allow for the preparation of financial statements free from material misstatements.

2.	Scope of our Review

In discharging our duties, we have observed the applicable auditing standards and taken into consideration the work performed by the Entity’s external auditors PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A., who, on August 20, 2025, issued their limited review report on the consolidated and separate condensed interim financial statements as of June 30, 2025, including an unqualified conclusion.

The review of interim financial statements conducted by such auditors is substantially lesser in scope than an audit and, therefore, is not sufficient to become aware of all substantial issues that might arise during an audit. Therefore, the auditors do not render such an opinion on the financial statements referred to in section I.

Since the Supervisory Committee is not responsible for management control, the review did not encompass the corporate criteria and decisions of the Entity’s several areas, for such issues are the exclusive responsibility of the Board of Directors.

3. Supervisory Committee’s Opinion

Based on our review, we have no observations to raise on the accompanying interim financial statements of BBVA Argentina for the six-month period ended June 30, 2025 referred to in the first paragraph of Section 1 of this report, except as set forth in section 4 below.

Furthermore, the financial statements referred to in section 1 of this report reflect all substantial facts and circumstances that are known to us.

4. Emphasis Matter

As explained in Note 2 to the accompanying consolidated and separate financial statements, such financial statements were prepared by the Entity’s Board of Directors and Management in accordance with the financial reporting framework set forth by the BCRA.

In said Note 2. “Basis for the presentation of these financial statements and applicable accounting standards – Applicable Accounting Standards”, the Bank quantifies the effects of the application of section 5.5 “Impairment in value” of IFRS 9 “Financial instruments” to financial assets that comprise exposures to the public sector, which were temporarily excluded from such application through BCRA Communication “A” 6847, which are explained in the note.

This issue does not change the conclusion stated in paragraph 3, but it should be taken into account by the users of IFRS issued by the IASB for interpreting the accompanying financial statements mentioned in paragraph 1.

5. Information Required by Applicable Provisions

In accordance with applicable legal and regulatory standards, we hereby report that the accompanying consolidated and separate condensed interim financial statements are pending transcription into the Financial Statements for Reporting Purposes book, and considering what was mentioned in Note 2.7 to the consolidated condensed financial statements, they arise from accounting records kept, in all formal aspects, in accordance with the laws in force;

Likely, we have reviewed the reporting summary required by the CNV and we have no observations to make in that regard, as concerns our field of competence.

We further represent that, during the reporting period, we have carried out all duties, to the extent applicable, set forth in Section 294 of Argentine Companies Law No. 19,550.

We further represent that any member of this Supervisory Committee is authorized to individually sign, on behalf of the Supervisory Committee, all documents referred to in the first paragraph herein and all copies of this report.

City of Buenos Aires, August 20, 2025.

GONZALO J. VIDAL DEVOTO
ATTORNEY
C.P.A.C.F. Volume°97- Page° 910
For the Supervisory Committee